Exhibit 99.1

MAG SILVER

2022

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2022

Dated as at March 27, 2023

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INTRODUCTORY NOTES

In this Annual Information Form (“AIF”), unless the context otherwise dictates, “MAG”, “MAG Silver” or the “Company” refers to MAG Silver Corp. and its subsidiaries.

Date of Information

All information in this AIF is as of December 31, 2022 unless otherwise indicated.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the document listed below which is incorporated by reference into this AIF. This document must be read together with this AIF. The document listed below is not contained within, nor attached to this document. The document may be accessed by the reader on SEDAR at www.sedar.com.

TYPE OF DOCUMENT	EFFECTIVE DATE/ PERIOD END	DATE FILED/ POSTED	DOCUMENT NAME
MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated), Zacatecas State, Mexico	October 21, 2017 (Amended January 19, 2018)	January 19, 2018	Amended and Restated Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)

Cautionary Statement on Forward-Looking Information

This AIF and the documents incorporated by reference herein contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act of 1933, as amended. Such forward-looking statements include, but are not limited to:

●	the future price of silver, gold, lead, zinc and copper;
●	the estimation of Mineral Resources;
●	preliminary economic estimates relating to the Juanicipio Project (as defined herein);
●	estimates of the time and amount of future silver, gold, lead, zinc and copper production for specific operations;
●	estimated future exploration and development expenditures and other expenses for specific operations;
●	permitting timelines;
●	the Company’s expectations regarding impairments of mineral properties;
●	the expected timeline to commercial production at the Juanicipio Project, including expectations regarding the timing of the Operator Services Agreement (as defined herein) taking effect;
●	the expected timeline for the processing plant at the Juanicipio Project to be fully commissioned and the related impacts on production for the current financial year;
●	the amount of excess mineralized material to be processed through the Fresnillo plc (“Fresnillo”) plants during the Juanicipio ramp up;
●

expectations regarding MAG and Fresnillo’s ability to secure several positive outcomes for the Juanicipio Project, including but not limited to, generating sufficient cash-flow from production to offset Juanicipio cash requirements;

●	the intended use of proceeds from the 2023 Offering (as defined herein) and the Flow-Through Private Placement (as defined herein);

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●	the annual exploration expenditures to be paid by the Company on its share of exploration on the Juanicipio Project;
●	the annual exploration expenditures to be paid by the Company on the Deer Trail Project (as defined herein), the Larder Project (as defined herein) and other exploration projects;
●	initiation of the drilling campaign associated with the Larder Project;
●	the expected capital and sustaining capital requirements at the Juanicipio Project;
●	amendments to the Mexican federal labour law on labour subcontracting in Mexico and their potential impacts;
●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;
●	the Company’s expectations regarding the payment of dividends and use of available funds;
●	the Company’s planned initiatives with respect to its health and safety, environmental, social responsibility, human rights, diversity and other ESG (as defined herein) related commitments;
●	the expected completion of the Company’s comprehensive climate and sustainability risk assessment and scenario planning on the timing contemplated herein, if at all;
●	the continuation of the Amended Rights Plan (as defined herein);
●	the Company’s continued engagement of related party service providers (Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”));
●	expectations regarding the impact of certain taxes on the viability of the Juanicipio Project;
●	litigation risks;
●	currency and interest rate fluctuations;
●	the potential effect of negative cash flow and expectations regarding revenue;
●	surface rights and title risks;
●	environmental risks and reclamation cost;
●	the Company’s commitment to corporate social responsibility; and
●	changes to governmental laws and regulations.

When used in this AIF, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this AIF include, among others:

●	the Company’s ability to manage growth effectively;
●	the absence of material adverse changes in the mining industry or the global economy;
●	trends in the mining industry and markets;
●	the Company’s ability to maintain good business relationships;
●	the Company’s ability to manage and integrate acquisitions;
●	the Company’s Mineral Resource estimates and the assumptions upon which they are based;
●	the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals;
●

the Company’s expectation that its operations will not be significantly disrupted as a result of political instability, pandemics and communicable diseases, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks;

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●

the Company and Fresnillo will agree on the manner in which the Juanicipio Entities (as defined herein) will operate, including agreement on development plans, exploration plans and capital expenditures;

●	the Company’s ability to meet the expected timelines to production;
●	the Company’s ability to retain key personnel;
●	the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;
●	the timely receipt of required approvals and permits;
●	that the Company will continue to have sufficient working capital to fund its operations;
●	that the price of silver, gold, lead, zinc and copper will not decline significantly or for a protracted period of time;
●	the global financial markets and general economic conditions (including monetary policies and rates of inflation) will be stable and conducive to business in the future; and
●	preliminary economic estimates and the assumptions upon which they are based relating to the Juanicipio Project.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

●	the potential for no commercially mineable deposits due to the speculative nature of the Company’s business;
●	none of the properties in which the Company has an interest having any Mineral Reserves;
●	estimates of Mineral Resources being based on interpretation and assumptions which are inherently imprecise;
●	no guarantee of surface rights for the Company’s mineral properties or those it has an interest in;
●

no guarantee of the Company’s ability to obtain all necessary licenses and permits that may be required to carry out its business activities or exploration and development of its mineral properties or those it has an interest in;

●

risks related to the properties in which the Company has an interest being primarily located in foreign jurisdictions, including Mexico, which may be subject to political instability, governmental relations and increased police and military enforcement action against criminal activities;

●	the effect of global economic and political instability on the Company’s business;
●	risks related to supply chain disruptions;
●	the Company’s liquidity and long-term ability to raise the capital required to execute its business plans may be affected by market volatilities;
●	the effect of virus outbreaks, including the COVID-19 outbreak as a global pandemic on world markets and the Company’s business;
●	emerging climate change regulations could result in significant costs and climate change may result in physical risks to a mining company’s operations;
●	risks related to maintaining a positive relationship with the communities in which the Company operates;
●	risks related to the Company’s ability to finance substantial expenditures required for commercial operations on its mineral properties or those it has an interest in;
●	the Company’s history of losses and, prior to 2020, no revenues from operations;
●	risks related to the negative cash flow from operating activities;
●

risks related to the Company’s ability to arrange additional financing, and possible dilution in or loss of the Company’s interests in its properties or those it has an interest in due to a lack of adequate funding;

●	risks related to the Company’s decision to participate in the development of the Juanicipio Project;
●	uncertainties and risks relating to the start-up of the Juanicipio Project;
●	risks related to construction;
●	risks related to capital project cost overruns or delays;

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●	risks related to limited operating history at Juanicipio in addition to risks associated with establishing new mining operations;
●	geotechnical risks associated with the design and operation of a mine and related civil structures;
●	the Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate;
●	risks of cost inflation or decreased availability of commodities consumed by or otherwise used by Juanicipio adversely affecting the Company;
●	risks related to access and availability of infrastructure, power and water;
●	risks related to ground water levels at the Juanicipio Project;
●	risks related to a lack of access to a skilled workforce;
●	labour risks;
●	risks related to amendments to the Federal labour law on labour subcontracting (or “outsourcing”);
●	risks related to the Juanicipio Project mine plan and mine design and the development timeline to production;
●

risks related to the Juanicipio Project not achieving the financial results and the development timeline consistent with the Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project titled “MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated)” dated October 21, 2017 and amended and restated on January 19, 2018 (the “2017 PEA”);

●	risks related to the capital requirements for the Juanicipio Project and the timeline to production;
●	risks related to the mine plan and mine design;
●	risks related to title, challenge to title, or potential title disputes regarding the Company’s mineral properties or those it has an interest in;
●	risks related to potential Indigenous rights claims made against the Company’s mineral properties and the complex nature of such claims;
●	risks related to the Company being a minority shareholder and non-operator of the Juanicipio Entities (as defined herein);
●	risks related to the control of Juanicipio cashflows and operation through a joint venture;
●

risks related to the Company’s primary asset being held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;

●	risks related to disputes with shareholders of the Juanicipio Entities;
●	risks related to the influence of the Company’s significant shareholders over the direction of the Company’s business;
●	the potential for legal proceedings to be brought against the Company;
●	risks related to environmental regulations;
●	the highly competitive nature of the mineral exploration industry;
●	the Company may experience difficulties managing and integrating acquisitions;
●	risks related to equipment shortages, access restrictions and lack of infrastructure on the Company’s mineral properties or those it has an interest in;
●	the Company’s dependence upon key personnel;
●	the Company’s dependence on certain related party service providers (Cascabel and IMDEX) to conduct some of its operations in Mexico;
●	the Company’s dependence on Fresnillo to attract, train and retain qualified personnel;
●	the Company’s dependence on Fresnillo, as the Juanicipio Project operator, to supervise and operate the Juanicipio Project;
●	risks related to directors or officers being, or becoming, associated with other natural resource companies which may give rise to conflicts of interest;
●	currency fluctuations (particularly the C$/U.S.$ and U.S.$/Mexican Peso exchange rates) and inflationary pressures;
●	cyber security risks may impact the Company’s business;
●	risks related to mining operations generally;
●	risks related to natural disasters;
●	tailings storage facility / permit risks;
●	risks related to fluctuation of mineral and metal prices and their marketability;

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●	the Company may be subject to reputational risk;
●	risks related to the adverse application of new or existing laws, including without limitation anti-corruption laws, human rights laws and Mexican foreign investment, income tax laws and Mexican laws;
●	the Company being subject to Canadian disclosure practices concerning its Mineral Resources which allow for different disclosure than is required for domestic U.S. reporting companies;
●	risks related to the Company’s internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
●	any enforcement proceedings under Canada’s Extractive Sector Transparency Measures Act against the Company could adversely affect the Company;
●	risks relating to funding and property commitments and future sales or issuances of equity securities that may result in dilution to the Company’s shareholders;
●	the volatility of the price of the Company’s Common Shares;
●	risks related to changes in taxation laws applicable to the Company which may affect the Company’s profitability and ability to repatriate funds from foreign jurisdictions;
●	risks related to uninsured or partially insured losses;
●	the uncertainty of maintaining a liquid trading market for the Company’s Common Shares;
●	the Company could in the future be classified as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences for U.S. shareholders;
●	the difficulty of U.S. litigants effecting service of process or enforcing any judgments against the Company, as the Company, its principals and assets are located outside of the United States;
●	most of the Company’s mineral property assets are located outside of Canada;
●	risks related to dilution to existing shareholders if stock options (“Options”) are exercised;
●	risks related to dilution to existing shareholders if deferred share units, restricted share units or performance share units are converted into Common Shares of the Company; and
●	the history of the Company with respect to not paying dividends and anticipation of not paying dividends in the immediate future.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this AIF under the heading “Risk Factors” and documents incorporated by reference herein.

The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note to United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure, has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this AIF, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

Investors are cautioned not to assume that any part, or all, of the mineral deposits categorized as “Inferred Mineral Resources” or “Indicated Mineral Resources” will ever be converted into Mineral Reserves. “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

Technical Information

Unless otherwise indicated, scientific or technical information in this AIF is based on information prepared by employees of MAG or by Fresnillo, as operator of the Juanicipio Project, as applicable, under the supervision of, or that has been reviewed and approved by Dr. Peter Megaw, Ph.D., C.P.G., who is a “Qualified Person” as defined in NI 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association. Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see “Conflicts of Interest” and “Interests of Management and Others in Material Transactions” below).

Adjacent Property Disclosure

This AIF contains information regarding adjacent properties on which the Company has no right to explore or mine, and is considered by management to be of material importance to the Company and its landholdings in the area. Investors are cautioned that mineral deposits on adjacent properties do not necessarily indicate and certainly do not prove the existence, nature or extent of mineral deposits on the Company’s properties.

Currency and Exchange Rates

All dollar amounts referred to in this AIF are expressed in United States dollars (“U.S.$”) except where indicated otherwise. The Company’s accounts are based on a U.S.$ functional currency and are reported in a U.S.$ presentation currency. All references to “dollars” are to U.S.$ except where indicated otherwise. All references to “pesos” are to Mexican pesos. The Company incurs expenditures primarily in U.S.$, and to a lesser extent in Canadian dollars (“C$”) and pesos.

The following table sets forth the rate of exchange for the C$ expressed in U.S.$ in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars:

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CANADIAN DOLLARS, AS	YEAR ENDED DECEMBER 31,
EXPRESSED IN U.S. DOLLARS	2022	2021	2020
Rate at end of period	$0.7383	$0.7888	$0.7854
Average rate for period	$0.7685	$0.7978	$0.7461
High for period	$0.8031	$0.8306	$0.7863
Low for period	$0.7217	$0.7727	$0.6898

The rate of exchange on March 24, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals U.S.$0.7266.

The following table sets forth the rate of exchange for the Mexican peso expressed in U.S.$ in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the exchange rate published by Banco de Mexico in the Official Journal of the Federation to settle liabilities denominated in foreign currency payable in Mexico, for conversion of Mexican pesos into United States dollars (“Official Closing Rate”):

MEXICAN PESOS, AS EXPRESSED IN	YEAR ENDED DECEMBER 31,
U.S. DOLLARS	2022	2021	2020
Rate at end of period	$0.0513	$0.0487	$0.0502
Average rate for period	$0.0497	$0.0493	$0.0465
High for period	$0.0525	$0.0511	$0.0538
Low for period	$0.0466	$0.0458	$0.0398

The Official Closing Rate of exchange on March 24, 2023 as reported by the Banco de Mexico for the conversion of Mexican pesos into United States dollars was $1.00 pesos equals U.S.$0.0540.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

TO CONVERT FROM IMPERIAL	TO METRIC	MULTIPLY BY
Acres	Hectares	0.404686
Tons	Tonnes	0.907185
Troy Ounces/Ton (“opt”)	Grams/Tonne (“g/t”)	34.2857

Financial Data in this AIF

Financial information reported in this AIF is in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Defined Terms

A glossary of certain terms used in this AIF is attached as Schedule “B”. Terms used and not defined in this AIF that are defined in National Instrument 51-102 – Continuous Disclosure or National Instrument 14-101 – Definitions shall have the definitions set out therein.

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CORPORATE STRUCTURE

Name, Address and Incorporation

MAG Silver Corp. was originally incorporated under the Company Act (British Columbia) on April 21, 1999, under the name “583882 B.C. Ltd.” On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to “Mega Capital Investments Inc.” On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business upon the completion of its qualifying transaction on the TSX Venture Exchange. On July 27, 2005, the Company transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia) and concurrently adopted new articles and amended its authorized capital to an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value (the “Preferred Shares”). The Company’s head office is located at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6. The Company’s registered office is located at 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

Intercorporate Relationships

The following chart illustrates the Company’s material subsidiaries, including the jurisdiction of incorporation of each subsidiary, and its associated property.

Notes:

(1)

The Company is the registered owner of 99.99% of the issued Class I shares of Minera Los Lagartos, S.A. de C.V. (“Lagartos”), a corporation incorporated under the laws of Mexico. The remaining 0.01% of the issued Class I shares of Lagartos are held by Dan MacInnis, a director of the Company, on behalf of the Company. Lagartos is the registered owner of a 44% interest in the Juanicipio Entities, including Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), which holds the Juanicipio Project with Fresnillo, a London Stock Exchange listed company controlled by Industrias Peñoles, S.A. de C.V. (“Peñoles”), which holds the remaining 56% interest in the Juanicipio Entities.

(2)

The “Juanicipio Entities” consist of: Minera Juanicipio and Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”). On December 27, 2021, the Company and Fresnillo created Equipos Chaparral in the same ownership proportions as Minera Juanicipio (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio.

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GENERAL DEVELOPMENT OF THE BUSINESS

Overview

MAG is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo (56%), the operator. The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day (“tpd”) processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

MAG’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and the NYSE American, LLC (the “NYSE American”) both under the symbol “MAG”.

Principal Project

Juanicipio Project

MAG owns 44% of the Juanicipio Entities, which own the high-grade silver Juanicipio Project located in the Fresnillo District, Zacatecas State, Mexico (the “Juanicipio Project”). Fresnillo is the project operator and holds the remaining 56%.

MAG independently commissioned AMC Mining Consultants (Canada) Ltd. (“AMC”) to prepare the 2017 PEA. Fresnillo and MAG jointly approved the Juanicipio Project mine development on April 11, 2019, following which project construction commenced immediately and the underground mine development continued.

Development and exploration of, and production from, the Juanicipio Project are all being carried out by the project operator, Fresnillo, with MAG being represented in all board, technical committee and ad-hoc meetings of the Juanicipio Entities (see “Risk Factors – Risks Related to Minority Interest Investment in the Juanicipio Project” below). MAG’s share of project costs is currently being funded by operating cash flow from underground mine production, by cash calls through its 44% interest in the Juanicipio Entities and, to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro rata to their respective ownership interest (the “Shareholders’ Agreement”). An operator services agreement will become effective upon initiation of commercial production whereby Fresnillo and its affiliates continue to operate the mine (the “Operator Services Agreement”). Both lead and zinc concentrate off-take agreements have been executed by Minera Juanicipio with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), under which both concentrates will be sold and treated at international benchmark market terms in Torreón, Mexico.

Underground development and construction of surface infrastructure and facilities has progressed largely according to the plan envisioned in the 2017 PEA, with the exception of the commissioning of the 4,000 tpd processing facility. In late 2021, the ‘Comisión Federal de Electricidad’ (“CFE”), the state-owned electrical company, notified Fresnillo that approval to complete the tie-in to the national power grid could not yet be granted and the mill commissioning timeline would therefore be extended. This delay primarily related to staffing effects related to the COVID-19 pandemic on the state-owned electrical company. To mitigate the effect on cash flow generation from the Juanicipio Project while CFE approvals were pending, Fresnillo made available unused plant capacity at its Saucito and Fresnillo operations to process mineralized material produced at the Juanicipio Project during this period, matching commissioning and ramp up tonnages that were previously expected, where possible.

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On December 28, 2022, the Company announced its receipt of CFE approval, the completion of the electrical tie-in to the national power grid and the envisioned commissioning of the 4,000 tpd processing facility. Fresnillo has advised an objective of reaching full nameplate capacity in mid-to-late 2023. Once commissioning is concluded, high-grade mineralized material will be processed at the Juanicipio plant and, to the extent mining rates allow, may continue to be processed at the nearby Saucito and Fresnillo operations.

From August 2020 to December 31, 2022, a total of 969,914 tonnes of mineralized material were processed at the two Fresnillo processing plants. By bringing forward the start-up of underground mining and processing mineralized development and stope material at the Fresnillo plants in advance of commissioning the Juanicipio plant, MAG and Fresnillo secured several positive outcomes for the Juanicipio Project:

●	generating cash-flow from production to offset some of the cash requirements of the initial and sustaining capital;
●	realizing commercial and operational de-risking opportunities;
●	de-risking the flotation process and reagent mix through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
●	increasing certainty around the geological block model prior to start-up of the processing plant; and
●	allowing a faster and more certain ramp-up to the nameplate 4,000 tpd plant design.

Fresnillo, as operator, reports that commissioning of the Juanicipio processing plant is expected to ramp-up to the nameplate 4,000 tpd capacity in mid-to-late 2023, with a moderated impact on planned 2023 production due to the later-than-expected commissioning at Juanicipio. The Operator Services Agreement will become effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine. Until the ramp-up of the Juanicipio processing plant is completed, excess mineralized material and stope material from Juanicipio may continue to be processed at the Fresnillo and Saucito processing plants, with the lead (silver-rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex.

Other Exploration Properties

The Company has an interest in concession rights in other non-material properties on which the exploration is managed directly by MAG. Exploration on these interests is undertaken by contracted service providers. In the case of projects located in Mexico, MAG’s work is contracted with third parties, including Cascabel and IMDEX (Cascabel and IMDEX are related companies to MAG - see “Interest of Management and Others in Material Transactions” below).

The Deer Trail Project

MAG entered into an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to consolidate and acquire 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter return (“NSR”) royalty. In order to earn in 100%, MAG must make a total of $30 million in escalating annual exploration expenditures ($19,314,226 already expended to December 31, 2022) and $2 million in advanced royalty payments ($650,000 already paid to December 31, 2022), both over 10 years, which commenced in December 2018. The combined optional annual commitments do not exceed $2.5 million per year until after 2025. All minimum obligatory commitments under the Deer Trail Agreement have been satisfied and future work and payments are at the full discretion of the Company.

The Company believes that the Deer Trail Project is a silver-rich carbonate replacement deposit. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems that could occur on the property.

2022 Annual Information Form

The Larder Project

On May 20, 2022, the Company completed the Gatling Acquisition by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder Project located in the historically prolific Abitibi greenstone belt in Northern Ontario, Canada (the “Larder Project”).

The Larder Project hosts three known gold deposits along the Cadillac-Larder Break, 35 km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with certain mineral claims, and various payments upon a production announcement. MAG initiated a comprehensive data review and initial drilling campaign at the Larder Project in the second half of 2022. The drilling program is focused below and lateral to previously identified mineralization. Together with concurrent groundwork, MAG also expects to advance other high priority targets on the property.

Cinco de Mayo

In late 2012, certain members of the local Ejido challenged the Company’s surface right access to the Cinco de Mayo property located in Mexico and prevented the Company from obtaining the surface access permission required in the exploration permit process. As the Company has been unable to negotiate a renewed surface access agreement with the Ejido, a full impairment was recognized on the property in the year ended December 31, 2016; however, the concessions are still maintained in good standing.

Three Year History

Over the three most recently completed financial years, the significant events described below contributed to the development of MAG’s business.

Year Ended December 31, 2020

Financing and Corporate Activities

On February 10, 2020, the Company announced the appointment of Ms. Selma Lussenburg to MAG’s board of directors (the “Board”).

On April 27, 2020, the Company announced that it had completed a non-brokered private placement offering of 4,528,302 Common Shares to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by Mr. Sprott, at a price of C$13.25 per Common Share, for gross proceeds of C$60,000,002.

On June 22, 2020, the Company announced the appointment of Mr. Peter Barnes as Chair of the Board.

On September 8, 2020, the Company announced the completion of a $50 million at-the-market equity program (the “ATM Program”), initially announced on June 30, 2020. MAG sold and issued 3,092,783 Common Shares under the ATM Program at an average price of $16.16 per share, for gross and net proceeds of $50 million and $48.625 million, respectively.

The Juanicipio Project

On February 24, 2020, Fresnillo and the Company issued a joint Juanicipio Project update, highlighting that production from the underground mine was expected to commence ahead of schedule in mid-2020, with mineralized material to be processed at the nearby Minera Fresnillo plant until the Juanicipio plant is commissioned.

2022 Annual Information Form

On March 3, 2020, results from the 2019 28-hole (33,864 m) diamond drilling program were announced by the Company. The program expanded and upgraded the wide, high-grade Deep Zone and confirmed additional northeast-trending veins.

On April 22, 2020, the Company reported that the Mexican Government had issued an order for the temporary suspension of all “non-essential” activities until May 30, 2020 as part of its nationwide effort to slow the spread of COVID-19. While the order was in effect, underground development continued under government mandated hygiene protocols, while surface construction work and surface-based drilling were temporarily halted. All work resumed late in the second quarter with a phased restart having commenced on June 1, 2020.

On October 21, 2020, the Company announced that mineralized development material had commenced processing at the Minera Fresnillo plant during the third quarter of 2020.

During the period from August through December 2020, on a 100% basis:

●

71,859 tonnes of mineralized material with a head grade of 328 g/t silver were processed through the Minera Fresnillo plant, with 616,341 payable silver ounces, 1,029 payable gold ounces, 163 tonnes of lead and 224 tonnes of zinc produced and sold.

●

Pre-commercial production sales of $15.3 million (net of treatment and processing costs), less $3.9 million in mining and transportation costs, netting $11.4 million was recorded as gross profit by Minera Juanicipio.

Total underground development at the Juanicipio Project had exceeded 34 km by the end of the year, with preparation of the first production stope having concluded during the third quarter of 2020.

Construction of the 4,000 tpd Juanicipio processing plant continued to advance throughout 2020, with the plant foundations completed by year end, and fabrication for the plant in process. SAG and ball mills, flotation cells, all associated vessels, thickeners and ancillary process equipment had been secured early in the year, and as at year end, the lead and zinc flotation cell lines had been installed and were being connected to the hydraulic circuit.

The Deer Trail Project

On September 10, 2020, the Company announced that it had entered into the Deer Trail Agreement to consolidate and acquire 100% of the Deer Trail Project. See “General Development of the Business – Other Exploration Properties – The Deer Trail Project.”

With drill roads completed and drill pads fully permitted, a 6,500 m Phase 1 surface drilling program commenced at the Deer Trail Project in the fourth quarter of 2020. Assays from the program were pending as at year end.

Year Ended December 31, 2021

Financing and Corporate Activities

On January 13, 2021, the Company announced the appointment of Ms. Susan Mathieu to the Board.

On March 31, 2021, the Company announced the appointment of Mr. Tim Baker to the Board. Mr. Baker replaced Mr. Richard (Rick) Clark, who resigned from the Board effective March 31, 2021.

On August 3, 2021, MAG announced that Mr. Dale Peniuk had joined the Company as a member of its Board and as Chair of the Audit Committee. Mr. Peniuk filled the vacancy on the Board that was a result of Mr. Derek White not standing for re-election at the Company’s 2021 Annual General Meeting of Shareholders.

On October 26, 2021, the Company announced the appointment of Mr. W.J. (Jim) Mallory as Chief Sustainability Officer.

2022 Annual Information Form

On November 15, 2021, the Company announced that it had signed a binding commitment letter with the Bank of Montreal for a fully underwritten $40 million revolving credit facility (the “Facility”). The Company’s intention is for the Facility to be available for working capital and general corporate purposes, and to provide MAG with additional liquidity and financial flexibility for its 44% share of the Juanicipio development and exploration costs should it be needed.

On November 22, 2021, MAG announced that it had entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and Raymond James Ltd. under which the underwriters had agreed to purchase on a bought deal basis 2,340,000 Common Shares of the Company, at a price of $17.15 per Common Share (the “2021 Offering”). In addition, the Company had granted the underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the 2021 Offering, to purchase up to an additional 15% of the 2021 Offering to cover over-allotments.

On November 29, 2021, the Company announced that it had completed the 2021 Offering and had issued a total of 2,691,000 Common Shares, which included 15,700 Common Shares issued to MAG insiders and 351,000 Common Shares issued upon the full exercise of the over-allotment option. Gross proceeds of the 2021 Offering amounted to $46,150,650. MAG reported that the intended use of proceeds from the 2021 Offering were to fund exploration at Juanicipio and the Company’s other projects including the Deer Trail Project, to fund certain sustaining capital requirements at the Juanicipio Project not included in the initial project capital estimates and for working capital and general corporate purposes.

The Juanicipio Project

Development and Commissioning Updates

On January 27, 2021, the Company announced that, according to Fresnillo, the project operator, commissioning of the Juanicipio processing plant was expected to commence in Q4 2021, a few months later than previously reported as some infrastructure contracts had been delayed due to COVID-19 and related to COVID-19 preventative measures implemented at site. Until such time, the Company reported that Fresnillo continued to expect to process mineralized material from Juanicipio through its Minera Fresnillo facility at a nominal rate of approximately 16,000 tonnes per month.

On October 27, 2021, MAG announced that construction of the Juanicipio processing plant was continuing to make good progress, with the focus on transitioning from construction to commissioning activities. The Company reported that pre-commissioning testing had already begun for key process plant systems, and that the plant was expected to be commissioned by year end according to the operator Fresnillo, subject to timely connection to Mexico’s national power grid.

On December 27, 2021, Fresnillo and MAG issued a joint commissioning update on the Juanicipio Project. They announced that although the Juanicipio Project team had delivered the Juanicipio Project for plant commissioning on schedule, the CFE had notified Fresnillo that approval to complete the tie-in to the national power grid could not yet be granted and the mill commissioning timeline would therefore be extended by approximately six months. This tie-in delay was directly related to knock-on effects of the COVID-19 pandemic on the CFE’s operations, predominantly related to a lack of CFE staff, which had limited its ability to oversee three key tasks to: review the existing installation; supervise physical connection to the active power grid; and approve required blackout prevention devices.

In the December 27, 2021 press release, MAG and Fresnillo reported that stoping and mineralized mine development at the Juanicipio Project would continue, and that in order to minimize any potential adverse effect of the connection delay, Fresnillo would make available any unused plant capacity at its Minera Fresnillo and Minera Saucito operations to process mineralized material produced at the Juanicipio Project, and, if possible, would match the commissioning and ramp up tonnages previously expected. The effect on cash flow generation from Juanicipio would therefore also be mitigated while CFE approvals were pending.

2022 Annual Information Form

For the year ended December 31, 2021, a total of 251,907 tonnes of mineralized material were processed at the Juanicipio Project, primarily from underground development, resulting in production before off-take agreement adjustments of 3,196,738 silver ounces and 6,576 gold ounces (1,406,564 silver ounces and 2,894 gold ounces were attributable to MAG).

Drilling Program

On August 5, 2021, the Company reported results from 2020 drilling on the Juanicipio Project (110 holes, 39,700 m). Results of the 2020 drilling program:

1.

confirmed and allowed modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone where the first several years of mining will occur;

2.	confirmed, expanded, and allowed improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone; and
3.	confirmed, expanded, and allowed improved modeling of the ever-growing Anticipada Vein.

The 2021 exploration program at Juanicipio, which focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein), was ongoing with all assays pending at year end.

The Deer Trail Project

On September 7, 2021, MAG reported the results of the Deer Trail Project’s Phase 1 drill program (three holes, 3,927 m, spaced along a 1.5 km long corridor). The Company announced that the program had successfully fulfilled all three of its planned objectives by:

1.	confirming the presence of a thick section of more favorable carbonate host rocks below the historic Deer Trail mine;
2.	confirming and projecting two suspected mineralization feeder structures to depth; and
3.	intercepting high-grade mineralization related to those structures in host rocks below what was historically known.

Year Ended December 31, 2022

Financing and Corporate Activities

On March 28, 2022, the Company announced the appointment of Mr. Fausto Di Trapani as Chief Financial Officer (“CFO”), effective May 20, 2022. Mr. Di Trapani replaced Mr. Larry Taddei, who, after 12 years of service with the Company, stepped down to pursue other opportunities.

On May 20, 2022, the Company completed the Gatling Acquisition by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) in accordance with the terms of an arrangement agreement between the Company and Gatling dated March 11, 2022, pursuant to which MAG acquired all of the issued and outstanding common shares of Gatling and, in consideration therefore, shareholders of Gatling received 0.01702627 of a Common Share of MAG for each share of Gatling held. Following the Gatling Acquisition, Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder Project. See “General Development of the Business – Other Exploration Properties – The Larder Project.”

On October 5, 2022, MAG announced the publication of its inaugural sustainability report for the 2021 year.

2022 Annual Information Form

The Juanicipio Project

Commissioning Updates

On September 13, 2022, MAG provided a Juanicipio commissioning update, reporting that it had received communication from Fresnillo that all construction activities related to final tie-in to the electrical grid had been completed and all systems were ready to be energized. The Company further reported that, prior to making the final tie-in to the electrical grid, as a precautionary measure to ensure uninterrupted service to the surrounding area, the CFE had requested additional testing to verify compatibility between new and updated substation equipment installed by Juanicipio and existing older CFE infrastructure.

On December 28, 2022, the Company reported that it had received confirmation from Fresnillo that final testing of the downstream power distribution and control systems at the Juanicipio Project was complete. The entire system had been energized and Juanicipio was connected to the national power grid. In addition, the Company confirmed the conclusion of the additional testing requested by the CFE to verify compatibility between new and updated substation equipment.

For the year ended December 31, 2022, a total of 646,148 tonnes of mineralized material were processed at the Juanicipio Project, from both underground development and initial stopes, resulting in production before off-take agreement adjustments of 9,250 thousand silver ounces and 22,253 gold ounces (4,070 thousand silver ounces and 9,791 gold ounces were attributable to MAG).

Drilling Program

Results of the Juanicipio 2021 exploration program (23 surface-based drill holes totaling 29,421 m) were reported in the Company’s first quarter 2022 Management’s Discussion and Analysis, and included the following highlights:

1.

21 holes cut the Valdecañas Vein System, with most directed at the Valdecañas Vein Deep Zone plus coincidental intercepts of the Anticipada (13), Pre-Anticipada (8) and various other hangingwall and footwall veins;

2.	most intercepts are comparable to previously drilled neighboring holes with no major deviations from grade and thickness expectations; and
3.

channel sampling of the advancing development headings and test stopes in the Valdecañas Vein Bonanza Zone shows that the grade distribution in the vein is very close to that shown by both surface and underground drilling, which adds substantial confidence in the width and grade continuity indicated by the surface drilling for the balance of the vein.

The Juanicipio 2022 exploration program was designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to explore other parts of the Juanicipio concession. 2022 drilling, using 5 surface rigs and one underground rig, was focused on infilling the Valdecañas Vein System including Anticipada, Pre-Anticipada and the Venadas structures. All assays from the 2022 exploration program were pending at year end.

Recent Developments (Subsequent to December 31, 2022)

Financing and Corporate Activities

On January 25, 2023, the Company announced that it had entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and Raymond James Ltd. under which the underwriters had agreed to buy on a bought deal basis 2,735,000 Common Shares of the Company at a price of $14.65 per Common Share for gross proceeds of approximately $40 million (the “2023 Offering”). The Company granted the underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the 2023 Offering, to purchase up to an additional 15% of the 2023 Offering to cover over-allotments.

2022 Annual Information Form

Concurrently with the announcement of the 2023 Offering, the Company announced that it was undertaking a bought deal private placement of 843,000 Common Shares to be issued on a flow-through basis under the Income Tax Act (Canada) (the “Flow-Through Shares”) at a price of C$23.75 per Flow-Through Share for aggregate gross proceeds of C$20 million (the “Flow-Through Private Placement”). The Company granted the underwriters an option exercisable, in whole or in part, at any time up to 48 hours prior to the closing of the Flow-Through Private Placement, to purchase an additional 15% of the Flow-Through Private Placement to cover over-allotments.

On February 7, 2023, MAG announced that it had completed the 2023 Offering and had issued 2,905,000 Common Shares, which included 170,000 Common Shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per Common Share for gross proceeds of $42,558,250. MAG intends to use the net proceeds of the 2023 Offering to fund exploration on Juanicipio and MAG’s other projects including Deer Trail, certain sustaining capital requirements at the Juanicipio Project not included in the initial project capital estimates, and for working capital and general corporate purposes.

On February 16, 2023, the Company announced the completion of the previously announced Flow-Through Private Placement, whereby a total of 969,450 Flow-Through Shares were issued, which included 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option, at a price of C$23.75 per Flow-Through Share for aggregate gross proceeds of C$23,024,437.50. The Company reported that the total gross proceeds from the Flow-Through Private Placement would be used to incur expenses that are eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures”, as such terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”), related to the Larder Project. The Company has until December 31, 2024 to incur and renounce the Qualifying Expenditures using the proceeds of the Flow-Through Private Placement.

The Deer Trail Project

On January 17, 2023, MAG reported results from six completed holes (10,972 m total) in surface-based Phase 2 drilling on the Deer Trail Project. The highlight of the results was the discovery of the “Carissa” zone, found in aggressive step-outs drilled 1 km to the southwest of the Deer Trail Mine Corridor. Discovery Hole DT22-09 cut the longest intercept of continuous mineralization with 273.8 m of sulfide “lacing”, averaging 12 g/t silver, 0.2% copper and 0.3% lead plus zinc with individual sulfide bands grading from 59-266 g/t silver 0.2-5.5% copper, 0.1-1.5% lead, 0.1-5.2% zinc.

Please see the “Risk Factors” section of this AIF for more information about any risks relating to the Company’s business.

DESCRIPTION OF THE BUSINESS

General

For a general overview of the Company, the Juanicipio Project and the Company’s other exploration properties, please see the information set out under the heading “General Development of the Business – Overview” in this AIF.

Principal Markets

Metals are commonly sold as concentrates, often with several metals in a single concentrate. In the case of Juanicipio, both lead (silver rich) and zinc concentrate will be produced. The lead concentrate will contain silver, gold and lead, and the zinc concentrate will contain silver, gold and zinc. Lead and zinc concentrates are commonly sold as part of the world’s mining and metals industries. The Juanicipio Project concentrates are being sold and treated at international benchmark market terms in Torreón, Mexico under off-take agreements with Met-Mex. The basis of payments is the gross value of the metals that can be extracted and refined from the concentrates based on contained metal assays, with Met-Mex charging a base treatment charge and various deductions and payment terms as defined within the off-take agreements.

2022 Annual Information Form

Employees and Consultants

As of December 31, 2022, the Company had 11 employees and four consultants.

Specialized Skills and Knowledge

Many aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environmental issues, permitting, social issues and accounting. The Company believes it has the appropriate employees and consultants with experience in these specialized areas to meet its current needs.

Competitive Conditions

Competition in the mineral exploration and production industry is intense. The Company competes with a number of large, established mining companies with greater financial resources and technical facilities, for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants and the equipment required to continue the Company’s exploration activities.

Economic Dependence

The Juanicipio Project, in which the Company owns a 44% interest, is considered the only material property of the Company. The Company’s interest in the Juanicipio Project is held through its indirect 44% shareholdings in the Juanicipio Entities and is governed by the terms of the Shareholders’ Agreement with Fresnillo, which holds the other 56% interest. As a minority stakeholder in the Juanicipio Project, the Company is subject to various risks (see “Risks Related to Minority Interest Investment in the Juanicipio Project” in “Risk Factors” below).

Corporate Social Responsibility

The Company is committed to delivering lasting and sustainable value to its people, stakeholders and communities. The Company’s approach to sustainability and responsible development integrates health, safety, environment and social responsibility into its business strategy.

The Company engages with groups which share its values and commitment to responsible mining. The Company’s commitment is supported by its policies, procedures and voluntary codes to which the Company adheres. The Company cares about the health and well-being of its people, communities and environment, and promotes a culture of zero harm.

Juanicipio Project

The Juanicipio Project is located in the Fresnillo District of Mexico near Fresnillo’s Saucito and Fresnillo mines. As the operator of the Juanicipio Project and of its wholly owned Saucito and Fresnillo mines, Fresnillo takes a ‘district approach’ to community relations in the area. The community relations team at the Juanicipio Project often work in concert with their counterparts at the established Saucito and Fresnillo mines.

During 2022 at the Juanicipio Project, extensive community projects were undertaken encompassing the areas of education, health, capacity building and microenterprise projects. These community projects started in 2021 and continued to grow throughout 2022, benefitting several groups in the neighboring communities. Education projects for the communities near the Juanicipio Project included “Picando Letras” reading workshops in collaboration with a Mexican publishing house where the Juanicipio Project donated textbook packages, academic awards for a local elementary school, school gardens, and infrastructure projects that included classroom improvements for primary students and multi-purpose recreational courts. Environmental projects for the communities near the Juanicipio Project included community cleanups followed by small-scale reforestation at four local secondary schools. Education around the environment and waste management was discussed during the cleanup projects.

2022 Annual Information Form

The Juanicipio Project has two agreements with the Fresnillo City Council and their Directorates of Economic and Agricultural Development. The capacity building projects collaborate directly with the municipality on productive ventures that include the formation of new microenterprises (bakery, barbershop and jewelry workshops). Further community assessments will be carried out in 2023 to map entrepreneurs that meet the microenterprise development project criteria. The sewing collective is now self-sustaining and one of the local suppliers registered with the Juanicipio Project. The sustainable carpentry project transitioned from being a community workshop to a microenterprise in 2022 providing bookcases for the “Picando Letras” reading program and other small furniture items to the community.

Further, family garden projects and small backyard poultry farms that were developed in the communities near the Juanicipio Project in 2021 have expanded with an additional 30 family gardens and 30 backyard poultry projects. The nopal forage project has grown from 1 hectare in 2020 to 6 hectares in 2022 and members of the project received 50% financial support from the municipal and state government to purchase two nopal mills.

Deer Trail and Larder Projects

Community engagement at the Deer Trail and Larder Projects is managed directly by the Company, with stakeholder relations expanding through contributions to community events, sponsorships and certain initiatives where employees engage in smaller community activities. Community engagement efforts provide team members with opportunities to explain project strategy and performance, while receiving feedback and guidance on matters of importance to stakeholders, allowing for the consideration of stakeholder interests. The Larder Project has an exploration agreement with two local First Nations and has committed to supporting an Environmental Elders Committee composed of representatives from the two First Nations.

In 2022, the Company expanded its social management system by introducing a grievance mechanism and a social investment framework to the Larder Project. The feedback mechanism tool was introduced to employees to improve communication and proactively resolve issues of concern. The social investment framework emphasizes collaboration with local communities and provides support through employee volunteerism, donations, sponsorships, development programs and projects. The grievance mechanism tool and social investment framework have been used at the Deer Trail Project since 2021.

Health and Safety

The Company is committed to the health and safety of its employees, consultants, business partners and communities in which the Company operates. The Company’s safety vision is to create a culture of zero harm and a workplace free of injuries and occupational illnesses. The Company requires its workers to participate in risk assessments involving their work, including job hazard analysis and field-level risk assessments, and workers are empowered to stop work if unsafe work practices or hazards are identified.

Juanicipio Project

The “I Care, We Care” safety management system has been fully adopted by the Juanicipio Project and implementation is ongoing. The system identifies the most critical risks or risks with the greatest potential to harm individuals and, with collaboration from managers, supervisors, operators and contractors, implements the controls required to mitigate those risks. The system focuses on evaluating safety performance and monitors the progress of reducing High Potential Incidents (HPIs) and unsafe conditions in the workplace.

There were no employee or contractor fatalities at the Juanicipio Project in 2022 and the Lost Time Injury (LTI) frequency rate was reduced by 13.2% over the previous year’s results to 7.5 injuries per one million hours worked (combined result including project construction and operations personnel in 2022).

2022 Annual Information Form

Deer Trail and Larder Projects

Risk awareness and emergency preparedness have been key focal points in the proactive safety program at the Deer Trail and Larder Projects. Safety training at Deer Trail Project in 2022 included extensive first aid and emergency response training, wildlife awareness training and regular discussions around safety culture. Employees also received training to improve workplace safety inspection, hazard identification and risk mitigation techniques and they participated in monthly risk scenario planning exercises. A total of 1,380 hours, or approximately 3.3% of total hours worked, were dedicated to safety training and risk awareness at the Deer Trail Project in 2022. Safety training at the Larder Project in 2022 included first aid and emergency response training, wildlife awareness training and discussions around safe working procedures. Employees also received training to improve workplace safety inspection, hazard identification and risk mitigation techniques and they participated in monthly risk scenario planning exercises. At the Larder Project, fieldwork began in July 2022 and for the second half of 2022, 333 hours or 2.5% of total hours were dedicated to safety training and risk awareness.

There were no employee or contractor fatalities, lost-time injuries or reportable incidents recorded at the Deer Trail Project in 2022. There were no employee or contractor fatalities at the Larder Project in 2022 and there was one medical treatment injury.

Environmental, Social and Governance Matters

In 2022, the Company published its inaugural, annual Sustainability Report underscoring the Company’s fundamental commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s Environmental, Social and Governance (“ESG”) commitments, practices and performance for the 2021 year.

The Company’s ongoing analysis of ESG matters continues to highlight the importance of climate change risks in the mining sector and the Company’s projects. In 2021, MAG benchmarked current performance to the recommendations of the Task Force for Climate-Related Financial Disclosure (TCFD) to evaluate how climate change risks may affect its operations and to identify intervention opportunities to consider to further strengthen the Company’s climate-governance practices. An initial climate risk and opportunities register for the Juanicipio Project was discussed with project personnel in 2022 and a comprehensive climate and sustainability risk assessment and possible scenario planning is scheduled for 2023. Physical climate change risks are included in MAG’s risk register and are reviewed regularly by the Enterprise Risk Advisory Committee (“ERAC”) and reported to the Board. The Board has established a Technical Committee (the “Technical Committee”) which, in conjunction with the Health, Safety, Environment and Community Committee (the “HSEC Committee”), reviews technical aspects of safety and environmental risks, specifically climate change impacts and tailings management. Greenhouse gas emissions (Scope 1 and 2) at the Juanicipio Project are tracked and assessed to identify opportunities to improve efficiencies, reduce Greenhouse gas emissions and promote the use of renewable energy.

In 2021, the Company joined the United Nations Global Compact, and in early 2022, completed an extensive review and internal assessment to understand MAG’s interaction with the United Nations’ Sustainable Development Goals. In 2022, the Company participated in the United Nations Global Compact Gender Equality and Climate Ambition Accelerator programs. The Company submitted its first Communication on Progress (“CoP”) to the United Nations Global Compact in December of 2022. The Company is also a member of the Silver Institute.

Health, Safety, Environment and Community Committee

As part of its mandate to assist the Board in the oversight of ESG and sustainability matters, the HSEC Committee is responsible for reviewing MAG’s sustainability conduct including the Health, Safety, Environment and Social Responsibility Policies, the Human Rights Policy, and for monitoring the Company’s practices and performance in these areas. The HSEC Committee is currently comprised of the following members of the Board: Selma Lussenburg (Chair), Tim Baker, Dan MacInnis and Susan Mathieu. The HSEC Committee meets a minimum of four times per year and reports to the Board after each HSEC Committee meeting.

2022 Annual Information Form

For additional information regarding the HSEC Committee, see “Directors and Officers” below.

Governance and Nomination Committee

The Governance and Nomination Committee of the Board also plays an important role in assisting the Board with its oversight of ESG matters. The Governance and Nomination Committee is responsible for developing and implementing governance guidelines and principles, providing governance leadership to the Company and monitoring governance programs and policies, including without limitation, the Code of Business Conduct and Ethics (the “Code of Conduct”) and the Anti-Bribery and Anti-Corruption Policy. The Governance and Nomination Committee regularly reviews MAG’s policies to ensure compliance with the applicable rules and regulations, and where necessary or desirable on account of governance trends that are appropriate for the Company, recommends changes, or the adoption of further policies, to the Board for approval. The Governance and Nomination Committee is currently comprised of the following members of the Board: Jill Leversage (Chair), Peter Barnes and Selma Lussenburg. The Governance and Nomination Committee meets a minimum of four times per year and reports to the Board after each meeting.

For additional information regarding the Governance and Nomination Committee, see “Directors and Officers” below.

Technical Committee

In 2021, the Company formed the Technical Committee of the Board, whose mandate is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s operational performance and operating risks from a technical perspective. The Company’s operations include exploration and development projects, operating mines, projects in reclamation and projects being considered as acquisition targets. The Technical Committee is currently comprised of the following members of the Board: Susan Mathieu (Chair), Tim Baker and Dan MacInnis. The Technical Committee meets a minimum of twice per year and reports to the Board after each Technical Committee meeting.

For additional information regarding the Technical Committee, see “Directors and Officers” below.

Health and Safety Policy

In early 2021, the Company updated its Health and Safety Policy to clarify its approach and strengthen its commitments to health and safety. MAG is committed to the health, safety and welfare of its employees, directors, consultants and contractors, as well as the safety and well-being of their families and the communities surrounding the Company’s operations. The Company expects all team members to take responsibility for their personal safety and for the safety of others working around them. MAG is committed to working towards a culture of zero harm. Through a strong risk management approach, MAG engages with and trains employees and contractors under its direction to recognize, understand and mitigate hazards of the workplace to prevent incidents and injuries.

To achieve its health and safety commitments, MAG will:

●	Provide team members with the necessary training, guidance, direction and knowledge to safely perform their tasks; and maintain records of the training.
●

Institute, document and maintain a health and safety management system, applying proven management practices, to prevent personal harm, mitigate impacts and foster a culture of proactive safety management and open communication.

●

Empower team members through regular engagement to promote behavioural safety as a core organizational value and to restate that their skills and competence are essential for their safety and the safety of others.

●	Require that each site has an emergency response procedure, and that such procedures are regularly maintained and tested to minimize the impacts of unforeseen events.
●	Provide access to first aid facilities and services, and obligate team members to wear personal protective equipment when required.

2022 Annual Information Form

●	Support and encourage the efforts of team members to gain the knowledge and skills to promote a safe and healthy life beyond the workplace.
●	Identify, eliminate, isolate and/or mitigate health and safety risks and hazards that could result in incidents or injuries.
●	Encourage and foster open communication and reporting of hazards, near-miss or potential incidents, while supporting team members in the timely resolution of unsafe conditions.
●

Continuously seek improvements in policies and procedures to further lower risk and eliminate hazards through team member communication and feedback, motivation, reward and recognition; health and safety system reviews; and the incorporation of new technology, techniques and processes.

●	Conduct periodic monitoring and audits to evaluate compliance with this policy, applicable health and safety laws and regulations, standards, and permit and license conditions.

Environmental Policy

MAG is committed to wise environmental stewardship. MAG employees care about protecting the environment for future generations while providing for safe, responsible and profitable projects by developing natural resources for the benefit of its stakeholders.

In early 2021, MAG updated its Environmental Policy to strengthen its commitments to minimizing its environmental impact and protecting the natural environment of the areas in which the Company works or has an interest in.

To achieve its environmental commitments, MAG will:

●	Fully comply with applicable environmental laws, regulations and other environmental obligations.
●	Institute, document and maintain an environmental management system, applying proven management practices, to prevent pollution, mitigate impacts and foster a culture of environmental stewardship.
●	Communicate its commitment to excellence in environmental performance with MAG employees, directors, consultants, contractors and communities in which the Company operates.
●	Strive to minimize releases to the air, land or water, and establish appropriate treatment and disposal processes for waste.
●	Allocate the necessary resources to meet its reclamation and environmental obligations.
●	Monitor performance and report progress to its stakeholders on a timely basis.
●

Continuously seek improvements in policies and procedures to further lower risk through team member communication and feedback, motivation, reward and recognition; environmental system reviews; and the incorporation of new technology, techniques and processes.

●	Engage openly and transparently with interested parties to develop a mutual understanding of environmental issues, needs and expectations.
●	Conduct periodic monitoring and audits to evaluate compliance with this policy, applicable environmental laws and regulations, standards, and permit and license conditions.

Social Responsibility Policy

In 2022, MAG updated its Social Responsibility Policy to address the importance of engaging with Indigenous communities through meaningful dialogue and cooperation. The Company takes a shared-value approach to local development activities to promote sustainable and lasting economic and social benefits. MAG is focused on building trust and respect, considerate of its stakeholders’ concerns, and making a positive difference in the communities in which the Company lives and works.

To achieve its social responsibility commitments, MAG will:

●	Identify and engage our communities of interest in inclusive, transparent and culturally respectful dialogue before undertaking significant activities throughout the life of a project.

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●	Establish formal grievance and dispute resolution mechanisms as part of our overall community engagement process.
●	Monitor, continuously improve and report on the performance and effectiveness of our activities related to corporate social responsibility.
●	Implement meaningful and effective strategies for community engagement.
●	Facilitate opportunities for community or individual growth.
●	Encourage a culture of safety among our stakeholders and local communities.
●	Respect the social, economic and cultural rights of local people, including Indigenous Peoples, and build cultural awareness across all of our projects and operations.
●

Engage through meaningful dialogue and cooperation with Indigenous communities by seeking to fully inform and receive input on the likely impacts and opportunities arising from the Company’s activities, including during social and environmental impact assessments of new projects.

●

Support local and regional development in the areas of our operations and projects through training and employment; and support sustainable development initiatives that benefit communities where we operate.

●	Continuously seek improvements in policies, programs and initiatives to minimize social risk through team member development and ongoing community engagement processes.
●

Adhere to applicable laws and regulations of the countries and regions in which we conduct our business, including those relating to human rights, and operate in a manner consistent with industry best practices.

The Health, Safety, Environment and Social Responsibility Policies are available on the Company’s website at https://magsilver.com/corporate/governance/.

Human Rights Policy

In 2022, MAG updated its Human Rights Policy to strengthen its commitment to promoting a culture of respect for human rights and inclusion that aligns with the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization’s (“ILO”) Declaration on Fundamental Principles and Rights at Work, international humanitarian law and applicable local human rights legislation.

MAG strives to safeguard the promotion of human rights in the workplace and integrate human rights into its due diligence and risk assessment processes, and other policies and procedures.

To achieve its human rights commitments, MAG will:

●	Respect the rights and dignity of our employees, directors, consultants, contractors, partners and community members affected by our business.
●

Create a safe, inclusive and diverse workplace where decisions are non-discriminatory towards race, colour, religion, nationality, gender, gender identity, ethnicity, age, marital status, creed, sexual orientation, political beliefs, pregnancy, disability or other basis prohibited by law.

●

Respect workers’ rights related to working conditions, freedom of peaceful assembly and association, freedom of speech, collective bargaining, maximum working hours and minimum wages, consistent with the relevant ILO conventions.

●	Take actions to raise employee awareness of international standards and guiding principles for human rights and provide regular training on this Policy.
●	Respect the history, culture and traditional ways of Indigenous Peoples, their standing as distinct, self-determining peoples, and their interests in land, waters and the environment.
●	Engage in constructive dialogue and partnerships with our stakeholders to better understand how our activities affect their human rights.
●	Establish operations-level grievance and dispute resolution mechanisms for human rights issues; and if a human rights issue arises, assess and act upon findings of the investigation.
●	Maintain a zero tolerance approach to the use of forced, compulsory or child labour.

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●	Continuously seek improvements to this Policy and other human rights related programs and procedures to further embed respect for human rights into the Company’s culture, operations and workforce.

The Human Rights Policy is available on the Company’s website at https://magsilver.com/corporate/governance/.

Diversity, Equity, and Inclusion Policy

In 2021, the Company updated its Diversity, Equity and Inclusion Policy and in 2022, training on inclusion, equity, diversity and accessibility (“IDEA”) was provided to all employees. The Company believes in and embraces the benefits that diversity brings to its Board, members of senior management and all employees of the Company and its subsidiaries. Diversity, equity and inclusion promotes the recognition and use of all available talent, creates opportunities for innovation, drives strategic advantage to achieve the Company’s objectives and deliver positive results to its stakeholders through a range of perspectives, experiences and expertise. The Company is committed to fostering and cultivating a diverse, equitable and inclusive culture and workforce by selecting the best individuals to occupy its Board, senior management and other roles within the Company, free of bias or discrimination. Diversity, equity and inclusion are defined in the policy as follows:

“Diversity” includes any dimension that can be used to differentiate individuals or groups of people from one another, including without limitation, gender identity and gender expression, sex, sexual orientation, age, language, race, nationality, cultural background, indigenous status, religious beliefs, members of visible minorities and other ethnic distinctions, physical or mental abilities, marital or family status, education, regional and industry experience, and expertise.

“Equity” eliminates social inequalities in people, processes and systems to provide equal access and opportunities for all individuals.

“Inclusion” allows all individuals or groups of people feel welcomed, valued, respected and leveraged in all environments.

The Company is committed to creating and supporting a diverse, equitable and inclusive workplace that recognizes and values differences, where everyone is treated fairly and with respect, and where all employees have equal opportunity to succeed. To achieve this commitment, MAG will:

●

Incorporate diversity, equity and inclusion considerations into practices and policies relating to recruitment and selection, compensation and benefits, professional development and succession planning.

●	Implement diversity, equity and inclusion awareness training program to facilitate positive intergroup interaction, equitable and inclusive evaluation, and diversity management.
●

Develop flexible scheduling programs for work arrangements and leave options that accommodate the diverse needs of our employees at different career and life stages, including those with family and caring responsibilities, to assist with recruitment and retention.

●

Implement and assess the application of policies that address impediments to gender diversity in the workplace and that promote employment decisions that are transparent, merit-based, unbiased, equitable and procedurally fair.

●

Continue to identify new ways to entrench diversity, equity and inclusion as a cultural priority or core value across the Company, including supporting and empowering employees to bring their individual experiences to work, experience psychological safety and wellbeing, and feel a genuine sense of belonging at MAG.

●	Monitor, continuously improve and report on the performance and effectiveness of the Company’s activities related to diversity, equity and inclusion in the workplace.

In early 2021, the Company committed to increasing Board and senior management diversity and set a target to achieve a minimum of 30% of the Board represented by gender diverse directors. Currently, 37.5% of MAG’s current Board are women. Going forward, MAG will continue its efforts to incorporate a broad range of diversity dimensions at the Board and within management, while promoting a culture of equity and inclusion within the Company.

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The Diversity, Equity and Inclusion Policy can be found on the Company’s website at https://magsilver.com/corporate/governance/.

Code of Business Conduct and Ethics

In 2022, the Company approved an updated Code of Conduct. The Company is committed to the highest standards of ethical business practice as is reflected in the Code of Conduct. The Company believes that following high standards of ethics and integrity is simply the right way to do business. Specific objectives of the Code of Conduct are to promote:

●	honest and ethical conduct;
●

handling of actual or apparent conflicts with the interests of the Company, including the avoidance of such conflicts and disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

●	confidentiality of corporate information;
●	protection and proper use of corporate assets and opportunities;
●	compliance with applicable governmental laws, rules and regulations;
●	the prompt internal reporting of any violations of this Code of Conduct to an appropriate person; and
●	accountability for adherence to the Code of Conduct.

The Code of Conduct provides guidance on ethical and legal responsibilities and all Company personnel are expected to comply with the Code of Conduct.

Anti-Bribery and Anti-Corruption Policy

In 2022, the Company approved an updated Anti-Bribery and Anti-Corruption Policy and training was provided for all employees and directors. The Anti-Bribery and Anti-Corruption Policy is critical to maintaining MAG’s corporate reputation and protecting the interests of its shareholders, employees, customers, suppliers, business partners, stakeholders and communities. The objective of the Anti-Bribery and Anti-Corruption Policy is to provide guidance and procedures that enable the Company to conduct its business in an honest and ethical manner when dealing with Public Officials and all other parties, and in compliance with all applicable laws and regulations pertaining to bribery and corruption. All directors, officers, employees and key consultants annually acknowledge MAG’s Anti-Corruption and Anti-Bribery Policy by signing a Compliance Certificate.

The Code of Conduct and the Anti-Bribery and Anti-Corruption Policy can be found on the Company’s website at https://magsilver.com/corporate/governance/.

Whistleblower Protection Policy

In 2021, the Company updated its Whistleblower Protection Policy to strengthen its commitments and reporting system. The Company is committed to maintaining a system which allows it to receive, retain and address all complaints received relating to, among other things, accounting, internal accounting controls, auditing matters, violations of the Company’s Code of Conduct, violations of other internal policies and guidelines (including anti-bribery and corruption) or violations of any applicable law or regulation. The Board has delegated to the Audit Committee the responsibility for establishing procedures for (a) the confidential, anonymous submission by directors, officers, employees, consultants, contractors and other stakeholders of the Company of concerns regarding whistleblowing matters, and (b) the receipt, retention and treatment of complaints received by the Company regarding whistleblowing matters.

The Company has established an independent, third-party, whistleblower hotline through Integrity Counts, a Canadian provider of global ethics reporting services. Integrity Counts, as an independent and external administrator of this helpline, allows any employee, contractor or member of the public who becomes aware of a violation of the Company’s Code of Conduct, violations of other internal policies or guidelines or violations of any applicable law or regulations to anonymously report suspected violations. Submissions can be made in English or Spanish, twenty-four hours a day, seven days a week.

2022 Annual Information Form

There have been zero whistleblower reports filed since its inception.

The Whistleblower Protection Policy can be found on the Company’s website at https://magsilver.com/corporate/governance/.

Enterprise Risk Management Framework

The Company is committed to improving its ability to create, enhance and protect enterprise value through the regular identification and management of risks in carrying on its business. The Company recognizes that risks represent both opportunities and threats, and therefore an effective, enterprise-wide risk management program is essential to enable the Company to pursue its strategic objectives and realize operational goals within an acceptable range of associated risk.

In 2021, the Company formed the ERAC, made up of five members of the MAG management team, to oversee the processes that are in place for identifying significant risks to the achievement of the Company’s objectives, and to confirm that procedures are established to mitigate the impact of significant risks in the best interests of the Company’s stakeholders and in accordance with the risk appetite of the Company. The ERAC is responsible for reporting on the principal risks and mitigation strategies to the Audit Committee on a quarterly basis, and to the Board at least annually, or more frequently as requested.

Also in 2021, the Company approved an Enterprise Risk Management (“ERM”) Policy. All employees, directors, consultants and contractors providing services for or on behalf of the Company are responsible for incorporating this ERM Policy into planning and business decisions to support the achievement of the objectives stated therein.

The Company will provide appropriate resources to establish a culture where an enterprise-wide risk management program is:

●	Systematic, structured and integral to all of the Company’s organizational processes, including strategic planning and decision making.
●

Transparent and inclusive, engaging employees broadly to identify, assess and address risk considerations so that the Company’s business culture supports value creation where appropriate risk/reward trade-offs are consistently made.

●	Aligned with the Company’s strategic planning, budgeting and other business cycles, and executed in a timely manner.
●	Iterative and based on best available information, which is updated and reassessed as circumstances warrant.
●	Influenced by human behaviour and cultural considerations, which are considered in all aspects of risk management.
●	Adaptive to the Company’s business needs and reviewed at least annually, and at any time there is significant change in the business or the environment in which the Company operates.

In 2022, the Company established a Corporate Crisis Management Team and developed a Crisis Management and Communication Plan that provides guidelines for the successful and professional management and communication of business interruption events affecting MAG’s operations, reputation, employees and their families, contractors, neighbouring communities and the surrounding environment. A corporate tabletop crisis management exercise was conducted in 2022 with participation from MAG management and project leaders.

The Enterprise Risk Management Policy can be found on the Company’s website at https://magsilver.com/corporate/governance/.

2022 Annual Information Form

CARRYING ON BUSINESS IN MEXICO

The Company’s primary property interest is located in Mexico. A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulations

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (covering exploration and exploitation). Concessions are granted by the Mexican federal government for a period of fifty years from the date of their recording in the Public Registry of Mining. The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the 2006 amendments to the Mexican Mining Law. Likewise, due to such amendments, the holders of mining concessions for exploration were automatically authorized to carry out not only exploration work, but also exploitation works.

Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time. Failure to apply prior to the expiration of the term of the concession will result in termination of the concession. Concessions are subject to annual work requirements and payment of mining duties which are assessed and levied on a semi-annual basis. Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties. Such record has to be requested within the fifteen business days following the execution or notarization of the corresponding assignment of rights agreement.

Although the Ley de Inversión Extranjera (the Law of Foreign Investment) provides that mineral concessions may also be obtained by foreign citizens or foreign corporations, the Mexican Mining Law provides that such concessions may only be granted to Mexican citizens or Mexican corporations. Thus, foreign citizens or corporations may only obtain mineral concessions through the establishment of a subsidiary in Mexico. Foreign investment in Mexican companies must comply with certain requirements set forth in the Law of Foreign Investment.

The Mexican Mining Law does not require payment of finder’s fees or royalties to the Government, except for: (i) a mining royalty fee of 7.5% and a 0.5% extraordinary governmental fee on precious metals (see “Mining Fees” below); and (ii) a discovery premium or economic consideration in connection with claims or allotments contracted directly from the Mexican Geological Service that have been awarded pursuant to a public bid process. Holders of mining concessions are also required to pay mining concession fees which are assessed and levied on a semi-annual basis and charged at a per hectare rate that increase over time the longer the concessions are held.

Foreign Investment Regulation

Foreign investment regulation in Mexico is primarily governed by the Law of Foreign Investment and its regulations. Foreign investment of up to 100% in Mexican mining companies is permitted. Companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy, and file certain reports and notices, including in certain circumstances, and under criterion determined by the Law of Foreign Investment, an annual report and/or quarterly reports with respect to the operations carried out during the preceding fiscal year which is necessary in order to renew their certificate of record with such registry.

Environmental Regulations

Mexico has federal, state and municipal laws and regulations, as well as international agreements related to the protection of the environment and natural resources (the “Environmental Laws”), including laws and regulations concerning water pollution, air pollution, noise pollution, hazardous substances and forest protection. The main federal Environmental Law in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law of Ecological Balance and Environmental Protection or the General Law), pursuant to which general environmental rules and policies have been promulgated addressing air pollution, hazardous substances and environmental impact among various others.

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Another federal law particularly relevant for the mining sector is the Ley General para la Gestión Integral de los Residuos (the General Law for Integrated Waste Management) and its regulations the Reglamento de la Ley General para la Prevención y Gestión Integral de los Residuos (the Regulations to the General Law for Integrated Waste Prevention and Management), which regulate the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes, and assign liability for ownership and possession of contaminated sites and for contaminating activities. The Ley General de Desarrollo Forestal Sustentable (the General Law of Sustainable Forestry Development) and its regulations are also relevant, as they address reforestation obligations and compensation measures on projects which may have a deforestation impact, which may include mining projects.

On June 7, 2013, the Ley Federal de Responsabilidad Ambiental (the Federal Law of Environmental Liability) was enacted, under which any person or entity that directly or indirectly (for action or omission) causes damage to the environment, will be held liable and obliged to: (i) repair the damage, or in the event that such repair is not possible; and (ii) pay compensatory damages, subject to a corresponding judicial, administrative or criminal proceeding.

Applicable Environmental Laws contemplate the creation and regulation of Areas Naturales Protegidas (Natural Protected Areas), which along with Programas de Ordenamiento Ecológico (Ecological Ordinance Programs), constitute two of the main instruments that will regulate the use of land in the areas within their jurisdiction, including restrictions on certain activities and sectors, such as the mining sector.

In addition, there are a series of “Mexican Official Norms” which are technical standards issued by competent regulatory authorities, pursuant to the Ley General de Metrología y Normalización (the General Law of Metrology and Standardization) and to other laws that include the aforementioned Environmental Laws, which establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes (including specific Mexican Official Norms for the handling of mining tailings, which are considered mining hazardous wastes) and noise control, among others. There are Mexican Official Norms regarding soil contamination (mainly with total petroleum hydrocarbons and heavy metals) and waste management (the “Ecological Standards”). Of particular importance to the mining sector are Mexican Official Norms NOM-120-SEMARNAT-2011 regulating environmental protection of mining activities in certain zones, and NOM-141-SEMARNAT-2003 which addresses certain aspects of tailings from mining activities, among other Ecological Standards applicable to mining activities.

The Secretaría de Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources or SEMARNAT, for its initials in Spanish) is the federal agency in charge of establishing and overseeing environmental regulation at the federal level, including the General Law and federal statutes and the Environmental Laws, as well as the Ecological Standards. On enforcement matters the SEMARNAT acts mainly through the Procuraduría Federal de Protección al Ambiente (the Federal Bureau of Environmental Protection or PROFEPA, for its initials in Spanish) and in certain cases through other governmental entities under its control, such as the Comisión Nacional del Agua (the National Water Commission).

Environmental Laws also regulate environmental protection in the mining industry in Mexico. In order to comply with these laws, a series of permits, licenses and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project. Generally, these permits and authorizations are issued on a timely basis after the completion of an application and the fulfillment of the necessary requirements by a concession holder. Additionally, periodic reporting of hazardous wastes and federal air emissions and federal wastewater discharges to Federal authorities is required under the Environmental Laws. To the best of the Company’s knowledge, all of the Company’s property interests are currently in compliance with the applicable Environmental Laws.

The possible impact on the Company’s operations from noncompliance or delays in required environmental approvals are discussed below in “Risk Factors”, specifically “Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations and the Juanicipio Entities’ operations.”

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There are also legal and environmental obligations required to restore a mining operation to certain local standards upon closing the Company’s mining operations. The required restoration activities include demobilization and removal of structures, mine rehabilitation, plant dismantling, as well as sanitation and reforestation of affected areas. The obligation generally arises when the mine is developed, and the environment is altered at the place of production. The Company records and accrues closure cost estimates on its property interests.

Indigenous Communities

There is a recent precedent ruled by the Mexican Superior Court of Justice whereby it establishes that in the case of a mineral claim located within a land where an Indigenous community is located, before issuing the corresponding mining concession title, the Ministry of Economy first needs to obtain the consent from such Indigenous community approving the development of a mine.

Currency

The official monetary unit of Mexico is the Mexican peso. The currency exchange rate freely floats and the country has no currency exchange restrictions. Nevertheless, following the significant devaluation of the Mexican peso in December 1994, uncertainties continue with respect to the financial situation of Mexico and the volatility of the Mexican peso. See “Risk Factors” below, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates to convert one United States dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

YEAR	AVERAGE EXCHANGE RATE (MEXICAN PESO/US$)
2022	20.1136
2021	20.2824
2020	21.4935
2019	19.2605
2018	19.2432

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the Mexican Government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but the Company has to date been able to recover all of its VAT paid. The Juanicipio Entities also hold VAT receivable balance, and the collections of these receivables, if not recovered on a timely basis, can be credited against VAT payable once the Juanicipio Project becomes a producing mine.

Income Tax Regime

The corporate tax rate is 30%.

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Dividends

Dividends paid from accumulated previously taxed earnings by Mexican companies to foreign residents of Mexico are subject to withholding tax at the 10% rate. However, dividends in excess of previously taxed earnings are subject to the corporate tax rate on a grossed-up basis at the distributing company level. The effective rate after gross-up is 42.86%. For this purpose, Mexican businesses must maintain a previously taxed earnings account (Cuenta de Utilidad Fiscal Neta, or CUFIN).

Under existing Canada-Mexico tax treaties, this dividend withholding tax rate is reduced to 5%.

Profit Sharing

Mexican companies are required to distribute to its employees 10% of the company’s adjusted taxable income of the business (known as PTU). The PTU base is similar to taxable income for income tax purposes with certain exceptions, including no carry forwards of net operating losses. All employees have a right to receive the PTU, with the exception of managing directors and board members. The PTU was subject to review along with the amendments to the Federal labour law on outsourcing (see “Amendments to the Federal labour law on labour subcontracting (or “outsourcing”)” under the “Risk Factors” heading below) and now is capped at either three months’ salary or the average of the distribution of profits received in the past three years, whichever is more favourable to the employee.

Tax Losses

Net operating losses (“NOLs”) may be carried forward for 10 years; however, no carryback is allowed. The amount of NOLs that may be used in a particular tax year is adjusted for inflation for the period from the first month of the second half of the tax year when the loss was incurred until the last month of the first half of the tax year when the NOL is used.

Mining Fees

The Mexican legislation includes several mining fees as follows:

1.	Mining royalty fee of 7.5% on income before tax, depreciation and interest;
2.	an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues;
3.	Mining fee for each hectare of concession land that varies according to the year of the concession.

Mining concession holders that fail to develop mining works in accordance with the Mining Law, during a consecutive two-year period within the first eleven years of the term of the concession, will pay on a semi-annual basis an additional mining fee equivalent to 50% to the maximum current mining duty. If the failure to carry out works remains unchanged, starting on the twelfth year, the additional fee will be doubled.

Tax Law for the State of Zacatecas

The Government of the State of Zacatecas published the Ley de Hacienda del Estado de Zacatecas (the Tax Law for the State of Zacatecas), which came into effect on January 1, 2017 and imposes environmental taxes on activities, such as: (i) extraction of materials other than those regulated by the Federal Mining Law; (ii) emissions to the atmosphere; (iii) discharges of industrial waste into the soil and water; and (iv) deposit of industrial waste.

The Juanicipio Entities’ operations are in the State of Zacatecas, and this tax law will apply to the Juanicipio development once it is in production. Minera Juanicipio challenged the legality of such taxes and in 2017 obtained an injunctive relief from a federal court, but the State of Zacatecas appealed this decision. In 2019, the Supreme Court of Justice of the Nation issued a final ruling on the matter with respect to Minera Juanicipio, in which the Court determined that:

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1.	Two of the taxes are unconstitutional: (a) tax on extractive activities; and (b) tax on the deposit of industrial waste.
2.	The other two taxes were declared constitutional: (a) emissions to the atmosphere; and (b) discharge of industrial residues into the soil and water.

The annual cost to Minera Juanicipio of complying with the two taxes is not considered significant at this time and management’s assessment is that it will not have an impact on the viability of the Juanicipio Project.

RISK FACTORS

Investing in the Company’s securities involves a high degree of risk. In addition to the other information included or incorporated by reference in this AIF, investors should carefully consider the risks described below before purchasing the Company’s securities. If any of the following risks actually occur, the Company’s business, financial condition, financial performance and prospects could materially suffer. As a result, the trading price of the Company’s securities, including the Common Shares, could decline and investors might lose all or part of their investment. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that are currently deemed to be immaterial may also materially and adversely affect the Company’s business, financial condition, financial performance and prospects. Investors should also refer to and carefully consider the information disclosed in the Company’s Canadian and U.S. regulatory filings available on SEDAR at www.sedar.com and the Securities and Exchange Commission (“SEC”) website at www.sec.gov, as such information may be modified herein, prior to making an investment in the Company.

Risks Relating to the Company’s Business Operations

None of the properties in which the Company has an interest have any Mineral Reserves.

Currently, there are no Mineral Reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered Mineral Reserves. Although Fresnillo has made statements that “Mineral Reserves” exist at the Juanicipio Project, they are not “Mineral Reserves” within the meaning of NI 43-101, and as such, no reliance should exist that they will in fact become “Mineral Reserves” within the meaning of NI 43-101.

The Mineral Resource estimates contained in the 2017 PEA are Indicated and Inferred Mineral Resource estimates only and no assurance can be given that any particular level of recovery of silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable mineral deposit. In particular, Inferred Mineral Resources are Mineral Resources for which quantity and grade, or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Therefore, Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration. Further, the economic assessment contained in the 2017 PEA is preliminary in nature, and actual capital costs, operating costs, production, economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ from those described therein and herein, and there can be no assurance that actual costs will not be higher than anticipated.

Based on detailed engineering, actual equipment purchases and construction contracts, pre-operative capex from January 1, 2018, is estimated at US$440 million, reflecting expenditures incurred on underground development, capital costs to develop the project, supporting infrastructure, and bringing forward some capital to facilitate the underground mining. Substantial additional work, including mine design and mining schedules, metallurgical flow sheets and process plant designs, would be required in order to determine the economic viability of the deposits on the Company’s properties. Additional expenditures may be required to establish Mineral Reserves through drilling and metallurgical and other testing techniques. The costs, timing and complexities of upgrading the mineralized material to Proven or Probable Mineral Reserves may be greater than the value of the Company’s reserves on a mineral property and may require the Company to write-off the costs capitalized for that property in its financial statements. The Company cannot provide any assurance that future feasibility studies will establish Mineral Reserves at its properties. The failure to establish Mineral Reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

2022 Annual Information Form

Most exploration projects do not result in commercially mineable deposits.

Exploration for minerals and development of mining projects is a highly speculative venture necessarily involving substantial risk. The expenditures made by the Company on exploration and development described herein may not result in discoveries of commercial quantities of minerals.

Although the Juanicipio Project is under development and construction, and initial production has commenced, there is no certainty that the Juanicipio Project or any of the Company’s other properties will have commercial quantities of minerals. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including but not limited to the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render resources and deposits containing relatively lower grades of mineralization uneconomic. Further exploration or delineation will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration programs and is successful in identifying additional mineral deposits, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit. Most exploration projects do not result in the discovery of commercially mineable mineral deposits.

Estimates of Mineral Reserves and Mineral Resources, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, Indigenous communities’ rights, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. As a result, there is a risk such estimates are inaccurate. For example, the 2017 PEA includes a Mineral Resource estimate prepared by AMC in accordance with NI 43-101. The grade of precious and base metals ultimately discovered may differ from the indicated drilling results. If the grade of the Mineral Resource was lower, there would be a negative impact on the economics of the Juanicipio Project. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The probability of an individual prospect ever having Mineral Reserves is extremely remote. If a property does not contain any Mineral Reserves, any funds spent on exploration and development of that property will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

Estimates of Mineral Resources are based on interpretation and assumptions and are inherently imprecise.

The Mineral Resource figures referred to in the 2017 PEA, this AIF and the documents incorporated herein by reference have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, any Mineral Resources must be considered as estimates only. Fresnillo prepares its own internal Mineral Resource estimates annually in respect of the Juanicipio Project and such estimates may be materially different than those relied upon by the Company. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results.

There can be no assurance that precious and base metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grades of the reported Mineral Resource estimates are uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Further drilling on the mineralized zones is required to complement the current bulk sample and add confidence in the continuity of mineralized zones in comparison to the current block model. Any material change in the quantity of mineralization, grade or mineralization to waste ratio or extended declines in market prices for silver and to a lesser extent prices for gold, zinc, lead and copper, may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

2022 Annual Information Form

Rights to use the surface of the Company’s mineral properties are not guaranteed.

The mineral properties in which the Company has an interest are generally located in remote and relatively uninhabited areas. Some properties, like the Juanicipio Project, are near towns and other habitations, but there are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users. However, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. In some areas the Company has been required or is in the process of negotiating compensation for surface rights holders in order to secure right of access. In some areas, surface right compensation has been negotiated and is awaiting formal government expropriation in its favour. The Company’s interest in a property or project could be adversely affected by an inability to obtain surface access permissions, or by challenges, regardless of merit, to existing surface access agreements.

There is no guarantee that licenses and permits required by the Company or Minera Juanicipio to conduct business will be obtained, which may result in an impairment or loss in the Company’s mineral properties.

The Company’s and Minera Juanicipio’s current and anticipated future operations, including further exploration, development and production activities on the Company’s properties, require permits from various national, state/provincial and local governmental authorities. The Company and Minera Juanicipio may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at their projects. In addition, the grant of required licenses and permits may be delayed for reasons outside the Company’s and Minera Juanicipio’s control. Failure to obtain such licenses and permits on a timely basis, or failure to comply with the terms of any such licenses and permits that the Company and Minera Juanicipio do obtain, may adversely affect their respective business as the Company and Minera Juanicipio would be unable to legally conduct their intended exploration, development, production of a commercially viable material, processing facility construction or mining work, which may result in increased costs, delay in activities or the Company or Minera Juanicipio losing its interest in its mineral properties.

The properties in which the Company has an interest are located primarily in Mexico.

The Company’s primary operations are currently conducted in a foreign jurisdiction, Mexico, and, as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties. Risks and uncertainties include, but are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; prohibitions on restrictions for carrying out mining activities due to legal actions by Indigenous communities; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, there have recently been reports of increased domestic and international political unrest, police and military enforcement action against drug cartels and a corresponding increase in violent crime in Mexico.

Criminal activities, or the perception that criminal activities are likely, may disrupt operations, hamper the ability to hire and keep qualified personnel and impair access to sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. Risks may include, but are not limited to, kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft including future gold shipments, if any. These risks could result in serious adverse consequences including personal injuries or death, property damage or theft, limiting or disrupting operations, restricting the movement of funds, impairing contractual rights and causing the Company to shut down operations, all of which may expose the Company to costs as well as potential liability. Such events could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition and make it more difficult for the Company to obtain required financing. Although the Company is developing procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts will effectively mitigate risks and safeguard personnel and Company property.

2022 Annual Information Form

Mexico is currently subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company, and may adversely affect the Company’s business, including its interest in the Juanicipio Project.

Economic and political instability may affect the Company’s business.

The volatile global economic environment has created market uncertainty and volatility in recent years. Recent negative market trends and periods of instability in the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets and other macro-economic events that have been experienced in recent years, such as shifts in monetary policy in response to COVID-19, supply chain disruptions and/or heightened rates of inflation. These macro-economic events negatively affected the mining and minerals sectors in general, and the Company’s market capitalization has been significantly reduced in periods of market instabilities. Many industries, including the mining industry, are impacted by these market and economic conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks.

A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, rates of inflation, fuel and energy costs, consumer debt levels, lack of available credit, cost of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including political conflict and unrest, world health pandemics, a significant rise or significant decrease in the price of oil and other commodities, supply chain disruptions, increases in inflation rates, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

2022 Annual Information Form

There are no assurances with respect to the relative strength and stability of future metal markets. The Company’s liquidity and long term ability to raise the capital required to execute its business plans may be affected by market volatilities.

The Company’s future profitability and the viability of development depends in part upon the world market price of silver, and to a lesser extent other metals including gold, lead, zinc and copper. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The price of silver is influenced by factors including industrial and retail supply and demand, exchange rates, inflation rates, changes in global economies, confidence in the global monetary system, forward sales of silver and other metals by producers’ market activities, and speculators, as well as other global or regional political, social or economic events. The supply of silver and other metals consists of a combination of new mine production and existing stocks held by governments, producers, speculators and consumers, which could increase due to improved mining and production methods.

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil and electricity, fluctuate and are subject to potential inflationary pressures, and these fluctuations affect the costs of production at various operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a material adverse impact on the Company’s operating costs or the timing and costs of various projects.

The Company assesses on a quarterly basis the carrying values of its mineral properties. Should market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of the Company’s mineral properties may be required.

The Company’s activities may be impacted by the spread of COVID-19 or other virus outbreaks.

The COVID-19 pandemic or any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions (including monetary policy and inflation) which may adversely impact the Company’s operations and the operations of the Company’s suppliers, contractors and service providers, and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the pandemic. A sustained slowdown in global growth or demand, or a significant slowdown, could have an adverse effect on the price and/or demand for the Company’s products. COVID-19 and efforts to contain it, including any future restrictions on travel or other advisories issued, may have a significant effect on metal prices and demand, and potentially broader impacts on the global economy.

The economic impact of the COVID-19 pandemic may cause reduced customer demand, supply chain disruptions and increased government regulations, all of which may negatively impact the Company’s business and financial condition.

In addition, any future emergence and spread of COVID-19 or similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the market price of the Common Shares, the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, delay of certain infrastructure contracts, and the operations of the Company’s suppliers, contractors and service providers.

Emerging climate change regulations could result in significant costs and climate change may result in physical risks to a mining company’s operations.

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to greenhouse gas emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, and the increased transitional risks evolve as society and industry work to reduce their reliance on carbon, the operating costs could increase at its operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These physical risks include changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures, increased snowpack and extreme weather events. Such events could materially disrupt the Company’s operations if they affect the Juanicipio Project site, impact local infrastructure or threaten the health and safety of the Company’s or Fresnillo’s employees and contractors, and there can be no assurances that the Company or Fresnillo as operator of the Juanicipio Project will be able to predict, respond to, measure, monitor or manage the physical risks posed as a result of climate change factors. Climate-related risks could also result in shifts in demand for certain commodities, including precious metals. The Company’s own operations are exposed to climate-related risks as a result of geographical location. The Company has sought to reduce its environmental footprint and located its operations in appropriate facilities; however, the Company’s operations may be adversely affected by climate change factors. Therefore, such an event could result in material economic harm to the Company.

2022 Annual Information Form

The Company acknowledges international and community concerns around climate change. The Company supports initiatives consistent with international initiatives on climate change. While some of the costs associated with reducing greenhouse gas emissions may be offset by increased energy efficiency and technological innovation, the increased government regulation may result in increased costs at some of its mining operations if the current regulatory trend continues.

The occurrence of any climate change violation or enforcement action may have an adverse impact on the Company’s operations, the Company’s reputation and could adversely affect the Company’s results of operations. As well, environmental hazards caused by third parties may exist on a property in which the owners or operators of the mining projects are not aware at present, and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties.

Community relations may affect the Company’s business, including its interest in the Juanicipio Project.

Maintaining a positive relationship with the communities in which the Company operates, including with respect to the Juanicipio Project, is critical to continuing successful exploration, development and mining operations. As Fresnillo is the operator of the Juanicipio Project, the community relations maintained with respect to that project lie outside the direct control of the Company. Community support for operations is a key component of the successful exploration, development and operation of the project. As a business in the mining industry, the Company may come under pressure in the jurisdictions in which it explores, develops and operates, to demonstrate that other stakeholders benefit and will continue to benefit from the Company’s commercial activities. The Company may face opposition with respect to the Company’s current and future development, exploration projects and mining operations which could materially adversely affect the Company’s business, results of operations, financial condition and share price.

Risks Relating to Financing the Company’s Business Operations

Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.

Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the Mineral Resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, Mineral Resources may not be discovered in sufficient quantities to justify commercial operations, or the funds required for development may not be obtained at all or on terms acceptable to the Company.

The Company’s expenditures are currently funded from its cash balances, which are the proceeds of previous equity financings. The Company may require additional capital in the future from either equity or debt offerings to meet its project-related expenditures, as it is possible that the Company will not generate sufficient operating cash flow to meet all of its future expenditure requirements. The COVID-19 pandemic may make raising such capital difficult.

The Company has historically had negative cash flow from operating activities.

The Company had negative cash flow from operating activities during the financial year ended December 31, 2022 and there are no assurances that the Company will not experience negative cash flows in the future. The Company has experienced net losses in the past and may incur similar losses in the future until and unless it can derive sufficient cash flows from its investments in mineral projects. Future negative cash flows could have an adverse effect on the market price of the Common Shares.

2022 Annual Information Form

The Company has a history of losses and values attributed to the Company’s assets may not be realizable.

The Company has a history of losses and, prior to 2020, no revenues from operations. The revenues generated at the Juanicipio Project in 2020, 2021 and 2022 from processing mineralized development material through the Fresnillo processing plants, net of processing and treatment charges, is being used by the Juanicipio Entities to offset initial project capital cash requirements.

Prior to 2020, the Company had no proven history of performance, revenues, earnings or success. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition, exploration and development costs and should not be taken to represent realizable value with certainty. The Company anticipates continued losses until the project enters commercial production on a profitable basis. If the Company is unable to generate revenues with respect to its properties on a consistent basis, the Company will not be able to earn profits which would adversely affect its business and prospects.

The Company’s future liquidity may depend upon its ability to arrange significant additional debt or equity financing.

The Company’s future liquidity may depend upon the ability of the Company to obtain the necessary financing to complete the development of its interests and achieve profitable production or, alternatively, upon the Company’s ability to dispose of its interests on a profitable basis. Given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company. If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

Adequate funding may not be available, resulting in the possible loss or dilution of the Company’s interests in its properties.

Sufficient funding may not be available to the Company for further exploration, development and operation of its property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, development and operation of the Company’s properties. If the Company becomes unable to meet its share of costs incurred under agreements to which it is a party, the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements. In the case of the Juanicipio Project, all costs relating to the project are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in the Juanicipio Entities, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Shareholders’ Agreement.

The Company has an option to earn-in to the Deer Trail Project, and also has options to acquire interests in other mineral property claims. In order to obtain ownership of such mineral claims, it must make payments to the current owners and incur certain exploration expenditures on those properties. Accordingly, additional financing will be required to secure ownership of these mineral properties. Failure of the Company to make the requisite payments in the prescribed time periods may result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this AIF.

The Company may not have sufficient funds to: (a) fund its proportionate share of the Juanicipio Entities required capital contributions; (b) fund the required annual exploration expenditures and royalty payments under the Deer Trail Agreement; (c) make the minimum expenditures to maintain its properties in good standing under applicable laws; (d) make the corresponding payments of semi-annual governmental (mining) duties to maintain its properties in good standing under applicable law; and (e) make the minimum expenditures to earn its interest in such properties. In such event, in respect of any of the properties, the Company may dilute its interest in such property interest, seek to enter into a partnership or joint venture, sell the subject property or elect to terminate its option.

2022 Annual Information Form

The Company may require new capital to continue to operate its business and to continue with exploration, development and operation of its properties, and additional capital may not be available when needed, if at all.

Risks Relating to the Development of the Juanicipio Project

Juanicipio development decisions.

On April 11, 2019, Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced formal approval of the Juanicipio mine development plan. On February 24, 2020, Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced that mineralized material would be mined from the underground mine starting in mid-2020 (commenced August 2020) and that mineralized material would be processed in the nearby Fresnillo and Saucito plants until the full ramp up of the Juanicipio processing plant is completed. The actual scope, design and operating results of the Juanicipio Project will differ from the scope, design and results envisaged in the 2017 PEA. While the results of the 2017 PEA are promising, by definition, a preliminary economic assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by the Juanicipio Entities. Fresnillo is the project operator and the actual development plan and timeline may be materially different. As a result, there are additional risks as to the extent of capital and operating costs, mineral recovery and financial viability of the project.

Uncertainties and risks relating to the start-up of the Juanicipio Project.

The Company is subject to inherent uncertainties and risks related to the construction, commissioning and start-up of the Juanicipio Project, the principal of which include: problems with the completion and start-up of the processing plant; delays associated with contractors; delays associated with COVID-19; delays associated with production timelines; budget overruns due to changes in costs of power, fuel, labour, materials and supplies; and potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

The Company has prepared estimates of capital costs and/or operating costs for the Juanicipio Project, but no assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact in future cash flows, profitability, results of operations and financial condition. It is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at the Juanicipio Project.

The Company is subject to construction risks.

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet, availability of appropriate material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.

2022 Annual Information Form

Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company and may also be affected by COVID-19 travel and site visit restrictions. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues.

Development projects, such as the Juanicipio Project, are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

The development of the mine at the Juanicipio Project requires significant expenditures to complete the development phase and to achieve planned production targets. The economic feasibility of development projects is based on many factors, such as: estimation of Mineral Reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future silver prices, and anticipated capital and operating costs of such projects.

The Juanicipio Project has no estimated Mineral Reserves upon which to confirm economic feasibility and limited operating history upon which to base estimates of future production and cash operating costs. Estimate of resources and anticipated cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and other factors. As a result, it is possible that actual capital and operating costs and economic returns will significantly differ from those currently estimated for the Juanicipio Project prior to production.

Any of the following events, among others, could affect the profitability of the Juanicipio Project: unanticipated changes in grades and tonnes of development and mineralized stope material to be mined and processed; unanticipated adverse geologic conditions; unanticipated adverse geotechnical conditions; unanticipated metallurgical recovery problems; incorrect data on which engineering assumptions are made; availability of labour; costs of processing and refining facilities; delays related to COVID-19; availability of economic sources of power; adequacy of water supply; adequate access to the site; unanticipated transportation costs; government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals); fluctuations in silver prices; and accidents, labour actions and force majeure events.

The Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate.

The Company’s expected capital and operating costs, production estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included in this AIF and the documents incorporated by reference herein are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, rates of inflation, metallurgical recoveries, that the actual ore mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate. The 2017 PEA includes estimates of future production, development plans, operating costs, capital costs and other economic and technical estimates for the Juanicipio Project. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, many of which are not within the Company’s control.

The Company’s capital and operating costs are affected by the cost of commodities and goods, such as explosives, fuel, electrical power and supplies.  Significant declines in market prices for gold, silver and other metals could have an adverse effect on the Company’s economic projections. Management of the Company assumes that the materials and supplies required for operations, development and commercial production will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour. As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs (due to inflation, impacts of the Russia and Ukraine conflict or otherwise) of, or a lack of availability (due to supply chain disruption or otherwise) of, commodities, goods and labour may have an adverse impact on the Company’s financial condition. The Company may experience difficulty in obtaining the necessary permits for its exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets. Any of these discrepancies from the Company’s expected capital and operating costs, production schedules and economic returns could cause a material adverse effect on the Company’s business, financial condition and results of operations.

2022 Annual Information Form

The Company has in the past, and may in the future, provide estimates and projections of its future production, costs and financial results. In addition, Fresnillo, as operator of the Juanicipio Project, has in the past, and may in the future, provide estimates and projections of future production, costs and financial results expected from the Juanicipio Project.

The Company may encounter certain transportation and refining risks that could have a negative impact on its operations.

Mined materials and mineral concentrates containing combinations of metals that may be produced at the Juanicipio Project would be transported to refiners and smelters. This type of process involves certain environmental and financial risks. The Company could be subject to potential significant increases in transportation charges and treatment and refining charges. Transportation of such materials and mineral concentrates is also subject to numerous risks including, but not limited to, delays in delivery of shipments, roadblocks, theft and other criminal activities, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. The Company could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third-party beyond the Company’s control, which in both cases could have a material adverse effect on the Company’s business, operations, financial performance and financial condition. There is no assurance that smelting, refining or transportation contracts for the Juanicipio Project’s production will be entered into and/or renewed on acceptable terms or that the counterparties to such contracts will meet their respective obligations thereunder. If the Company is unable to effectively process and refine its materials and mineral concentrates on acceptable terms or if the counterparties to any smelting, refining and transportation contracts fail to meet their respective obligations thereunder, the Company’s business, operations, financial performance and financial condition could be materially adversely impacted.

The continued development of the Juanicipio Project may be adversely impacted by lack of access and availability of infrastructure, power and water, and other matters.

The continued development of the Juanicipio Project will require access to and an ability to maintain adequate and reliable infrastructure, including roads, power sources and water systems. If the required infrastructure is not readily available, it may have to be built, and there is no assurance that it can be built in a timely manner or at all. There is no assurance that the Juanicipio Entities can access and maintain the infrastructure needed, or, where necessary, obtain rights of way, government authorizations and permits to construct, or upgrade the same at a reasonable cost, in a timely manner, or at all. Access to infrastructure may also be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses, as well as global pandemics.

Inadequate, inconsistent or costly infrastructure could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to the construction schedule, capital and operating costs.

Groundwater levels could affect the Juanicipio Project development.

As identified in the 2017 PEA, substantial groundwater may be encountered at the Juanicipio Project, and a detailed hydrogeological study has not been carried out for the planned mine currently being developed. Further understanding of the likely quantity of groundwater is required and will be gained from a hydrogeological study, which is a recommendation contained within the 2017 PEA. Until such hydrogeological study is completed, the impact of underground water on the Juanicipio Project development is unknown and may affect the project’s feasibility and profitability.

2022 Annual Information Form

The continued development of the Juanicipio Project may be adversely impacted by a lack of access to a skilled workforce.

The continued development of the Juanicipio Project will depend on availability of a skilled workforce, including, but not limited to, mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop the project. Inadequate access to an available skilled workforce (including as a result of COVID-19 outbreaks or restrictions), could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to, the construction and production schedules, capital and operating costs.

Labour Risks.

The Juanicipio Project is and will be dependent on its workforce, and that of its specialized contractors, to extract and process minerals, and is therefore sensitive to its ability to source skilled labour in country, to a labour disruption of the project’s operations or to changes to laws. Fresnillo, as operator of the Juanicipio Project, endeavours to maintain good relations with its workforce and specialized contractors in order to minimize the possibility of strikes, lockouts and other stoppages at its work sites. Relations between the Juanicipio Project and its employees and contractors may be impacted by changes in labour relations that may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in Mexico. As the Juanicipio Entities’ operations depend upon the efforts of its employees and contractors, the operations would be adversely affected if it failed to maintain satisfactory labour relations. As the Juanicipio Project advances into production and its own processing facility, its labour force is not expected to be unionized, and the introduction of a labour union could result in a disruption to production and/or higher costs and reduced flexibility, as well as strikes or work stoppages. In addition, relations between the Company and its employees and contractors may be affected by changes in labour and employment laws. Changes in such legislation or in the relationship between the Juanicipio Project and its employees and contractors may have a material adverse effect on the Company’s business, results of operations, financial condition or prospects.

Amendments to the Federal labour law on labour subcontracting (or “outsourcing”).

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April, 23, 2021 (the “Reform”). The Reform, amends several Mexican laws, including the Federal labour law, and seeks to, amongst other things, regulate outsourcing as follows: (i) to prohibit the use of subcontracting as it has historically been used in Mexico; and (ii) to allow an exception for specialized services under regulated circumstances. This Reform legislation came into effect on September 1, 2021.

The Reform changes are not expected to have a significant impact on the viability of the Juanicipio Project, and Fresnillo, as operator, does not expect the Reform to impact the timeline to commissioning of the Juanicipio plant. However, with various restrictions on hiring contractors, Fresnillo, as operator, has indicated a need to internalize a portion of its workforce and perform much of the development work directly rather than outsourcing it to contractors, and hence invest in equipment not previously planned to be utilized in underground operations. The costs of any required additional equipment is not included in the initial project capital of $440 million as provided to MAG by Fresnillo and may affect the Company’s total funding requirement to get the Juanicipio Project to commercial production.

Other general tax amendments are referred to under the risk factor titled “Mexican Foreign Investment and Income Tax Laws apply to the Company” below.

The Juanicipio Project mine plan and mine design, the financial results, and the contemplated development timeline to production may not be consistent with the 2017 PEA.

The 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. The mine plan and mine design envisioned in the 2017 PEA are based on both an Inferred Mineral Resources and Indicated Mineral Resources and reflects a processing capacity of 4,000 tpd, expanded underground workings and the sinking of an internal shaft (or winze) to access the Deep Zone (as defined in the 2017 PEA). The underground development to date, has, to the extent applicable, incorporated the mine plan and design envisioned in the 2017 PEA. Although the Company believes the 2017 PEA reflects the mine plan and design that Fresnillo as operator is building and will operate, Fresnillo may adopt alternate mine plans and other changes, and the scope of operations, if any, may differ materially from that presented in the 2017 PEA.

2022 Annual Information Form

Although Fresnillo has indicated to the Company that the permits for mine plan and design were received in 2018, there is no assurance that future required permits will be issued on a timely basis or at all. (See “There is no guarantee that licenses and permits required by the Company or the Juanicipio Entities to conduct business will be obtained, which may result in an impairment or loss in the Company’s mineral properties” above).

As well, the preliminary economic assessment set out in the 2017 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the estimates described in the 2017 PEA will be realized. There is no guarantee that development and construction will be completed in accordance with the 2017 PEA, and if completed, that operating or financial results will be consistent with the 2017 PEA.

In response to the COVID-19 virus pandemic, in April 2020 the Mexican Government ordered a temporary suspension of all “non-essential” operations nationwide in Mexico, including mining operations, until May 30, 2020. Fresnillo, the Juanicipio Project operator, was in regular consultation with Mexican government officials to ensure Minera Juanicipio’s compliance with the order. Fresnillo advised the Company that while the order was in effect, underground development continued under government mandated hygiene protocols, while surface construction work and surface-based drilling were temporarily halted. All work resumed late in the second quarter with a phased restart having commenced on June 1, 2020.

In further response to COVID-19, Fresnillo as operator, continues to closely monitor the spread of the virus and implement a range of safety measures following guidelines in accordance with the World Health Organization and Mexican authorities. These include stringent monitoring and hygiene, temperature screening, and social distancing. Testing and contact tracing have been used to identify potential cases and prevent the spread of the virus. Fresnillo maintains an open dialogue with government officials at both the federal and local levels.

The impact of this pandemic could create or include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material changes to the costs and time for the completion of development at the Juanicipio Project. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 pandemic.

The Juanicipio Project capital requirements and timeline to production contemplated in the 2017 PEA are subject to volatility and uncertainty.

The continued development and operation of the Juanicipio Project will use significant amounts of commodities, consumables and other materials. Prices for steel, concrete, fuel and other materials, commodities and consumables required for mine development can be volatile and price changes can be substantial, occur over short periods of time and be affected by factors beyond control of the project operator. Higher costs for construction materials like steel and concrete, the impact of the Mexican peso exchange rate on various development inputs, or tighter supplies can affect the costs and timing of the project development.

The continued development of the Juanicipio Project will also utilize significant amounts of large and small equipment that may be critical to the development, construction and operation of the project. Repeated and/or unexpected equipment failures and/or unavailability of equipment could cause interruptions or delays in the development and construction and could have a material adverse effect on the project costs and timeline. The foregoing may be exacerbated due to the impact of the COVID-19 pandemic, as access to equipment and essential inputs could be more difficult to obtain.

2022 Annual Information Form

On February 24, 2020, Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced that the estimates from January 1, 2018 of initial project capital had been revised to $440 million for the Juanicipio Project inclusive of capitalized operating costs (MAG’s 44% share being $193.6 million), to be incurred prior to the envisaged commencement of commercial operations. As neither Minera Juanicipio nor the Company has published a pre-feasibility study or feasibility study on the Juanicipio Project, these estimates and estimates within the 2017 PEA are subject to uncertainty. The 2017 PEA is preliminary in nature and there is no certainty that the estimates described in it will be realized. Any changes in the mine plan, mine design and/or scope of operations from those envisioned in the 2017 PEA, may have a significant adverse impact on capital costs or timing to start-up, than is currently expected.

Risks Relating to the Company’s Property Titles

The Company’s mineral properties are subject to title risk and any challenge to the title to any of such properties may have a negative impact on the Company.

The Company’s mineral property rights, including its indirect interest in the Juanicipio Project, may be subject to prior unregistered agreements, transfers and claims, and title may be affected by, among other things, undetected defects. Title to, and the area of, the mineral interests held by the Company may be disputed. A full investigation of legal title to the Company’s property interests has not been carried out at this time. Accordingly, title to these property interests may be in doubt. Other parties, including, without limitation, Indigenous communities, may dispute title or access to the properties in which the Company has an interest. The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims, and title may be affected by such undetected defects. Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

Title opinions provide no guarantee of title and any challenge to the title to any properties may have a negative impact on the Company.

Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title. Any challenge to the title or access to any of the properties in which the Company has an interest, including its indirect interest in the Juanicipio Project, may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

Titles to the properties in which the Company has an interest that are not registered in the name of the Company may result in potential title disputes having a negative impact on the Company.

All of the agreements under which the Company may earn interests in properties, including any indirect interest acquired through Minera Juanicipio, have either been registered or been submitted for registration with the Mexican Public Registry of Mining or the applicable US authority, but title relating to the properties in which the Company may earn its interests may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration, development, construction and operation of properties or the possible loss of such properties.

2022 Annual Information Form

Indigenous rights claims.

Certain of the Company’s mineral properties, and in particular the Larder Project, may now or in the future be the subject of Indigenous rights claims, including treaty rights and Métis rights claims. The legal nature of Indigenous claims is a matter of considerable and evolving complexity. In a number of court decisions, the Supreme Court of Canada has affirmed the obligation on the Crown to consult with Indigenous peoples prior to authorizing the development of resources in Indigenous territory, such as mineral development. Treaties between the Crown and Indigenous people enshrine certain rights, and impose certain obligations on the Crown with respect to the treaty area. Métis rights and aboriginal title may also be claimed, and may require consultation and accommodation which can affect the development of Mineral Resources.

The impact of any such claim on the Company’s interest in its mineral properties cannot be predicted with any degree of certainty and no assurance can be given that the exercise or recognition of Indigenous rights in the areas in which the Company’s mineral properties are located, including by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. In addition, there is no assurance that the Company will be able to maintain practical working relationships with Indigenous groups which would allow it to ultimately develop the Company’s mineral properties.

Risks Related to Minority Interest Investment in the Juanicipio Project

The Company is a minority shareholder and non-operator of the Juanicipio Entities and therefore is dependent on, and subject to, the decisions of the majority shareholder and operator of the Juanicipio Project.

Although the Company has representation on both the boards and technical committees of the Juanicipio Entities, the terms of the Shareholders’ Agreement and corporate by-laws governing the operation of the Juanicipio Entities provide effective control to Fresnillo over many of the activities and operating decisions of the Juanicipio Entities, including decisions with respect to cashflows of such entities, since it holds a majority (56%) of the shares of the Juanicipio Entities. While a limited number of decisions of the shareholders or the directors of the Juanicipio Entities require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder and non-operator of the Juanicipio Project and is dependent on Fresnillo to manage and operate the affairs of the Juanicipio Entities and to do so in compliance with the Shareholders’ Agreement (which, among other things, requires Fresnillo to manage and operate the Juanicipio Entities in accordance with best industry practices), the by-laws of each of the Juanicipio Entities and applicable Mexican law. If Fresnillo manages the affairs of the Juanicipio Entities in a manner that results in violation(s) of the Shareholders’ Agreement, by-laws or applicable laws, such violation(s) may have an adverse impact on the Company. Any disputes under the Shareholders’ Agreement are subject to arbitration in Mexico under applicable Mexican laws.

Fresnillo, as operator of the Juanicipio Project, has the ability to undertake certain actions, legal or otherwise, which may result in the shareholders of the Juanicipio Entities having to fund cash calls. The Shareholders’ Agreement calls for adjustments to the interests of the shareholders in the Juanicipio Entities where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could be diluted out of the Juanicipio Entities altogether. Fresnillo is a much larger entity with far greater access to financial resources than the Company.

As operator, Fresnillo has control of the timing of cash calls, relationships with contractors and employment matters together with other operational matters. The Company’s lack of control over such matters could have an adverse impact on the Company.

2022 Annual Information Form

The Company holds its Juanicipio Project interest through a minority shareholding in the Juanicipio Entities and therefore may be adversely impacted by disputes amongst the shareholders.

The Company’s 44% interest in the Juanicipio Project is subject to the risks normally associated with the conduct of incorporated businesses with multiple shareholders. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on the Company’s operations and financial condition or the viability of its interests held as a shareholder: disagreement between shareholders on how to conduct business efficiently; inability of the shareholders to meet their obligations to the business operations or third parties; or litigation arising between shareholders.

Minera Juanicipio and Equipos Chaparral are organized through corporations that are formed under and governed by the laws of Mexico. The laws in Mexico do not provide all of the same protections that are available to shareholders of corporations that are formed under the laws of Canada or the United States. Accordingly, any dispute between the Company and Fresnillo as the shareholders of Minera Juanicipio and Equipos Chaparral could have a materially adverse effect on the Company.

In 2010, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce. In May 2011, the Company announced that it had received a favourable ruling, dated April 28, 2011, of a three-member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce with respect to the arbitration proceedings against Fresnillo. In its ruling, the arbitral tribunal awarded MAG $1.86 million in damages. Although this dispute between the Company and Fresnillo was ultimately determined in favour of the Company, there can be no guarantee that future disputes between the parties will not arise and lead to further litigation proceedings, the outcome of which is uncertain.

The Company has significant shareholders that may be able to exert influence over the direction of the Company’s business.

Based upon the Company’s review of the insider reports filed with System for Electronic Disclosure by Insiders (SEDI) by insiders with respect to Fresnillo, Blackrock Investment Management (“Blackrock”) and Sprott Inc. (“Sprott”), and their respective affiliates, as at the date of this AIF, the Company believes that each holds approximately 9.06%, 8.76% and 5.05%, respectively, of the Common Shares. Accordingly, Fresnillo, Blackrock and Sprott, either in unison and/or individually, may have some influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders of the Company for approval, including business combinations and any proposed sale of all or substantially all of the Company’s assets. Unless full participation of a number of shareholders takes place in such shareholder meetings, Fresnillo, Blackrock and/or Sprott may be able to approve on its own, or effectively prevent the approval, of any such significant corporate transactions.

Further, the significant ownership of Common Shares by Fresnillo, Blackrock and Sprott may affect the market price and liquidity of the Common Shares. The effect of these rights and their influence may impact the price that investors are willing to pay for Common Shares. If any of these parties sells a substantial number of Common Shares in the public market, the market price of the shares could decrease.

The presence of a dominant shareholder like Fresnillo, that is the operator of the Juanicipio Project, and has substantial property holdings surrounding the Juanicipio Project, may give rise to potential conflicts of interest, as Fresnillo’s interests may differ from, or be adverse to, the interests of the Company’s other shareholders. Without the consent and cooperation of Fresnillo, the Juanicipio Entities may be prevented from entering into transactions that would be beneficial to the Company and its other shareholders.

2022 Annual Information Form

Other Business Risks

The Company or the Juanicipio Entities may be subject to litigation, the disposition of which could negatively affect the Company’s profits to varying degrees.

All industries, including the mining industry, are subject to legal claims, with and without merit. Due to the nature of its business, each of the Company and the Juanicipio Entities may, in the future, be subject to claims (including class action claims and claims from government regulatory bodies) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company’s operations and financial position. Results of litigation are inherently uncertain and there can be no assurances as to the final outcome. The Company’s liability insurance may not fully cover such claims. See also “The Company holds its Juanicipio Project interest through a minority shareholding in the Juanicipio Entities and therefore may be adversely impacted by disputes amongst the shareholders.”

Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations and the Juanicipio Entities’ operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development, the possibility of affected parties pursuing class action lawsuits and a higher level of responsibility for companies and their officers, directors and employees. The Company’s operations and the operations of the Juanicipio Entities at the Juanicipio Project are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing storage facilities, which could result in environmental pollution. Failure to comply with such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, and more stringent fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations and the operations of the Juanicipio Entities. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and the Juanicipio Entities and may cause material changes or delays in the Company’s and the Juanicipio Entities’ intended activities. The environmental impact assessments may impose the condition to the Company or the Juanicipio Entities of obtaining the authorization from the Indigenous communities where the mining activities are to be carried out.

Mineral exploration is a highly competitive industry.

The mineral exploration, development and production industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration, development and operation of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

2022 Annual Information Form

The Company may experience difficulties managing and integrating acquisitions.

The Company continually seeks opportunities to acquire or invest in businesses that could expand, complement or otherwise relate to MAG’s current or future business. The Company may also consider, from time to time, opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. These activities create risks, such as: (i) the need to integrate and manage the businesses acquired with MAG’s own business; (ii) additional demands on the Company’s resources, systems, procedures and controls; (iii) disruption of the Company’s ongoing business; and (iv) diversion of management’s attention from other business concerns. Moreover, these transactions could involve: (i) substantial investment of funds or financings by issuance of debt or equity securities; (ii) substantial investment with respect to operational integration; and (iii) the acquisition or disposition of product lines or businesses. Also, such activities could result in one time charges and expenses and have the potential to either dilute the interests of existing shareholders or result in the issuance of, or assumption of debt. Such acquisitions, investments, joint ventures or other business collaborations may involve significant commitments of financial and other resources of MAG. Any such activities may not be successful in generating revenue, income or other returns to MAG, and the resources committed to such activities will not be available to the Company for other purposes. Any inability to address risks associated with acquisitions or investments in businesses may negatively affect MAG’s operating results. Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment, or charges to earnings associated with any acquisition or investment activity, may materially reduce the Company’s earnings, which, in turn, may have an adverse material effect on the price of Common Shares.

The Company may face equipment shortages, access restrictions and a lack of infrastructure.

The majority of the Company’s interests in mineral properties are located in remote and relatively uninhabited areas. Such mineral properties, including the Company’s interest in the Juanicipio Project, will require adequate infrastructure, such as roads, bridges and sources of power and water, for future exploration and development activities. The lack of availability of these items on terms acceptable to the Company, and in the case of the Juanicipio Project, on terms acceptable to the operator (Fresnillo), or the delay in availability of these items could prevent or delay exploitation or development of the Company’s mineral property interests. In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability. Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and the Juanicipio Entities and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Company’s operations and financial results.

The Company is dependent on its key personnel, none of whom are insured by the Company.

The Company is dependent upon the continued availability and commitment of its key management, employees and consultants, whose contributions to immediate and future operations of the Company are of central importance. The Company relies on its President & CEO, George Paspalas, and its other officers, who have entered into written employment agreements with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan. The Company has not obtained “key man” insurance for any of its management. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition. The loss of George Paspalas in particular could have a negative impact on the Company until he is replaced.

2022 Annual Information Form

The Company is dependent on Cascabel and IMDEX to oversee its operations in Mexico.

The Company is dependent upon the continued availability and commitment of Cascabel and IMDEX for a portion of the day-to-day supervision of the Company’s operations in Mexico. The Company also relies on Dr. Peter Megaw, a principal of Cascabel and IMDEX, for some of the planning, execution and assessment of the Company’s exploration programs. Dr. Megaw and his team developed the geologic concepts and directed the acquisition of all of the Company’s projects, including the Juanicipio Project. Dr. Megaw was a director of MAG from February 6, 2006 to June 23, 2014 and has since been appointed the Company’s Chief Exploration Officer (although he is still remunerated through IMDEX). IMDEX is paid a fee for his services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for Dr. Megaw. The loss of Dr. Megaw, or the services of Cascabel and IMDEX, could impair the Company’s ability to execute its business plan in Mexico, and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

If either the Company or the Juanicipio Entities, through the operator Fresnillo, are unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, their ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s and the Juanicipio Entities’ success. As Fresnillo is the operator of the Juanicipio Project, the ability to recruit and retain qualified personnel with respect to that project lies outside the direct control of the Company. The number of persons skilled in acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. As business activity grows, additional key financial, administrative and mining personnel, as well as additional operations staff may be required, particularly in Mexico. The Company or Minera Juanicipio may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company or Minera Juanicipio is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects (including the Juanicipio Project) at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company or Minera Juanicipio may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws, and could result in delays and higher costs to the Company.

In addition, the COVID-19 pandemic or the personal security risk in the Juanicipio Project area may cause reduced availability to skilled workers for the Company.

Conflicts of interest may arise among the Company’s directors as a result of their involvement with other natural resource companies.

Most of the Company’s directors do not devote their full time to the affairs of the Company. Some of the directors and some of the officers of the Company are also directors, officers or shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts, and the Business Corporations Act (British Columbia) has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

2022 Annual Information Form

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s and the Juanicipio Entities’ financial position and results. Exploration and development programs conducted by the Company and the Juanicipio Entities in Mexico, along with the construction costs of the Juanicipio Project, are partially funded in Mexican pesos and any appreciation in Mexican currency against the U.S. dollar will increase the costs of carrying out these operations in Mexico.

The Company has determined that its functional currency is the U.S. dollar; however, it maintains a portion of cash balances and other net monetary assets in Canadian dollars and Mexican pesos in order to fund expenditures in such currencies. The Company is therefore exposed to currency risks and exchange losses may be realized on a devaluation of either the Canadian dollar or Mexican peso.

The fluctuations of the Mexican peso also expose the Company to a deferred tax expense in relation to temporary differences between the book and tax base of its Mexican non-monetary assets, and specifically the tax base of the Company’s investment in the Juanicipio Entities. The tax base of this investment is determined in a different currency (Mexican peso) than the book value which is based on the functional currency (U.S. dollar). Changes in the Mexican peso/U.S. dollar exchange rate can give rise to temporary differences that result in deferred tax liability and deferred tax expense in accordance with IAS 12 Income Taxes.

In Canada, administrative overheads are primarily denominated in Canadian dollars, and an appreciation in the Canadian dollar relative to the U.S. dollar will increase the Company’s overhead costs as reported in U.S. dollars.

Steps taken by management to address the consequences of foreign currency fluctuations may not eliminate or reduce any adverse effects, and the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. Accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

Cyber security risks may impact the Company’s business.

The Company’s information systems, and those of its counterparties, third-party service providers and vendors, are vulnerable to an increasing threat of cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud, deceit or other means.

The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. A cyber-attack or failure of information systems could, depending on the nature and degree of any such failure, adversely impact the Company’s reputation and results of operations. Cyber-attacks to the Company’s head office could result in damage or loss of data and operational capability. Cyber-attacks to the Juanicipio Project can render systems down for a longer period of time or destruction of data which could impact development and ultimate operations.

Although to date the Company has not experienced any known losses relating to cyber-attacks or other data/information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. Cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for the Company, but there is no assurance that actions taken by the Company will be sufficient to eliminate the risks.

2022 Annual Information Form

Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, fines, lawsuits and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy evolves, with new and constantly changing requirements applicable to the Company’s business, compliance with those requirements could also result in additional costs. The Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Any of these factors could have a material adverse effect on the Company’s results of operations, cash flows and financial position.

Mining operations generally involve a high degree of risk and potential liability and insurance coverage may not cover all potential risks associated with the Company’s operations.

Unusual or unexpected formations, power outages, labour disruptions, theft of assets, Indigenous communities complaints, industrial accidents, flooding, explosions, cave-ins, seismic activity, rock bursts, landslides, pollution, inclement weather, fire, mechanical equipment failure and the inability to obtain suitable or adequate machinery, equipment or labour are several of the hazards and risks involved in the conduct of exploration programs in the Company’s mineral properties, including the Juanicipio Project, any of which could result in personal injury or death, damage to property, environmental damage and possible legal liability for any or all damage. There was a fatality at the Juanicipio Project in 2014. Safety measures have been implemented by the Company and Fresnillo; however, there are no assurances that these measures will be successful in preventing or mitigating future accidents. The Company maintains insurance against risks in the operation of its business in amounts that it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage and the Company’s insurance may not cover all potential risks associated with the Company’s operations, including the operations in the Juanicipio Project. There can be no assurance that any such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.

In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk. Losses resulting from any uninsured events may cause the Company to incur significant costs that could have a material adverse effect on the Company’s operations and financial condition. In addition, from time to time, the Company and the Juanicipio Entities may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company or the Juanicipio Entities are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. The Company does not carry political risk insurance. Similarly, if the Company or the Juanicipio Entities are subject to governmental investigations or proceedings, they may incur significant penalties and fines, and enforcement actions against them could result in the closing of the Company’s mining operations. If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company or the Juanicipio Entities, as applicable, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

Natural Disasters

The Company is subject to risks typical in the mining business. These include, but are not limited to, operational issues such as unexpected geological conditions and natural disasters, such as earthquakes, that cause unanticipated increases in the costs of extraction or leading to cave-in and rock bursts, particularly as mining moves into deeper levels. Major cave-ins, flooding, storms or other natural disasters could also occur under extreme conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, the Company may incur significant liabilities and costs that could have a material adverse effect upon its business, results of operations and financial performance.

2022 Annual Information Form

Infrastructure, including electricity supplies, that may be currently available and used by the Company may, as result of natural disaster, be destroyed or made unavailable or available in a reduced capacity. Were this to occur, operations at the Company’s properties may become more costly or have to be curtailed or even terminated, potentially having serious adverse consequences to the Company’s financial condition and viability that could, in turn, have a material adverse effect on the Company’s business, results of operations or financial performance.

The Company has insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing caused by natural disasters. However, the Company may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, the Company is not insured for environmental liability or earthquake damage. See “Tailings/Permit Risks” below.

Tailings Storage Facility / Permit Risks

The extraction process for silver and other metals will produce tailings, which is the sand-like material mixed with water that remain following the metal extraction process. Tailings are stored in engineered facilities (“tailings storage facilities” or “TSF”), which are designed, constructed, operated and closed in conformance with international design standards and best practices. A delay in obtaining permits relating to the TSF, a failure of the TSF walls or poor tailings management safety protocols, once operational, may adversely impact the Company’s business, operations and financial performance.

Natural disasters can pose a threat to the stability of the tailings dam walls and pose a risk beyond the Company’s control. The failure of a tailings dam wall can result in suspension of operations, injuries, death in extreme cases, government inspections, increased cost and public relation concerns. Should a breach of these facilities occur due to extreme weather, seismic event, or other incident, the Company could suffer a material financial impact on the Company’s operations and financial condition. See “Natural Disasters” above.

Metal prices and marketability fluctuate and any decline in metal prices may have a negative effect on the Company.

Metal prices, including silver, gold, zinc, lead and copper prices, have fluctuated widely in recent years. The marketability and price of any metals that may be acquired or produced by the Company may be affected by numerous factors beyond the control of the Company. These factors include delivery uncertainties related to the proximity of potential Mineral Reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Additionally, the COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on metal prices and demand.

Declines in metal prices may have a negative effect on the Company and on the trading value of its shares.

The Company may be subject to reputational risk.

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not.

The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

2022 Annual Information Form

Risks Relating to the Regulatory Environment

The Company is subject to anti-corruption laws.

The Company is subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act, and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in Mexico or any other jurisdiction in which the Company may conduct business. The Company cannot ensure that its employees or the employees of the Juanicipio Entities or other agents will not engage in such prohibited practices, for which the Company or the Juanicipio Entities could face severe penalties, reputational damage and other consequences that could have a material adverse effect on the Company’s business and financial condition. The Company has adopted the Code of Conduct and the Anti-Bribery and Anti-Corruption Policy to promote legal and ethical business conduct by its directors, officers and employees. The Company cannot, however, provide assurance that the Code of Conduct or the Anti-Bribery and Anti-Corruption Policy, or other policies or procedures that it may adopt, will be sufficient to protect against corrupt activity. In particular, the Company may not be able to prevent or detect corrupt activity by employees or third parties, such as sub-contractors or of the Juanicipio Project operator, Fresnillo, for which the Company might be held responsible.

The environment in which the Company operates may not adhere to international standards with respect to security and human rights.

The Company’s operations, development projects and exploration activities extend to jurisdictions which may be considered to have an increased degree of security risk and criminal activity. The impacts of these risks could impede the exploration, development and operation of the Company’s mines in these countries. See also the risk factor “The properties in which the Company has an interest are located primarily in Mexico” above.

In addition, civil disturbances and criminal activities, such as trespass, illegal mining, sabotage, theft and vandalism, have caused disruptions at certain of the Company’s operations. The Company has taken certain measures to protect its employees, property and production facilities from these risks. The measures that have been implemented by the Company cannot guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights. The Company has implemented a number of measures and safeguards which are designed to assist its personnel in understanding and upholding these standards. The implementation of these measures will not guarantee that the Company’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increased community tensions, reputational harm to the Company or result in litigation, criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations. However, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

The Company may be required by human rights laws to take actions that delay the advancement of its projects.

There are various international and national laws, codes, resolutions, conventions, guidelines and other materials that relate to human rights (including rights with respect to health and safety and the environment surrounding the Company’s operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding the Company’s projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose the Company’s current and future operations or further development, new development or production at its projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations, such as protests, roadblocks or other forms of public expression against the Company’s activities and may have a negative impact on its reputation. Opposition by such groups to the Company’s or the Juanicipio Entities’ operations may require modification of, or preclude the operation or development of, its projects or may require the Company or the Juanicipio Entities to enter into agreements with such groups or local governments with respect to its projects, in some cases causing considerable delays to the advancement of its projects.

2022 Annual Information Form

Mexican foreign investment and income tax laws apply to the Company.

Under the applicable foreign investment laws of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits. Under applicable Mexican income tax laws, dividends paid out of “previously taxed net earnings” are not subject to Mexican corporate taxes. Otherwise, dividends are subject to the Mexican income tax at the corporate level, which presently is 30% over a gross up basis (amount of the dividend times 1.4286), payable by the Mexican company as an advance of its annual income tax. There is a withholding tax on dividends paid by a Mexican company to Mexican individuals and non-Mexican shareholders of 10% applicable to earnings generated as of 2014; “previously tax net earnings” generated until 2013 are not subject to this withholding tax. This withholding tax rate may be reduced under the applicable Tax Treaties to avoid double taxation entered by Mexico.

Corporations with their tax residence in Mexico are taxed on their worldwide income, which include all profits from operations, income from investments not relating to the regular business of the corporation and capital gains. The current corporate income tax rate in Mexico is 30%. As of January 1, 2014, a mining royalty fee is in effect in Mexico of 7.5% on income before tax, depreciation, and interest, as well as an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenue.

On December 31, 2016, the State Government of Zacatecas, Mexico published a new tax law for the state (Ley de Hacienda del Estado de Zacatecas), which came into effect on January 1, 2017 and imposes environmental taxes on activities, such as (i) extraction of materials other than those regulated by the federal mining laws of Mexico; (ii) emissions to the atmosphere; (iii) discharges of industrial waste into the soil and water, and (iv) deposit of industrial waste. After various legal challenges, two of the taxes were declared constitutional and two taxes unconstitutional for Minera Juanicipio. The annual cost to Minera Juanicipio of complying with the two taxes deemed constitutional is not considered significant at this time and management’s assessment is that it will not have an impact on the viability of the Juanicipio Project. However, this is an example of a type of tax that can occur in the future.

The Mexican VAT is a refundable tax levied on the value added to goods and services, and is imposed on corporations that carry out activities within Mexican territory, including (i) the sale or other disposition of property; (ii) the rendering of independent services; (iii) the granting of temporary use of property; or (iv) the importation of goods and services. The standard value added tax rate is currently 16% but is subject to periodic review and change by the relevant Mexican tax authorities. The Company and the Juanicipio Entities have traditionally held a VAT receivable balance due to the expenditures they incur whereby VAT is paid to a vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover. The Company to date has been able to recover the majority of its VAT paid, and in the case of the Juanicipio Entities, any VAT not recovered on a timely basis will be applied against VAT payable on sales from production or leasing income. The recoveries of future VAT paid, and possible extended delays in recoveries common in Mexico, could adversely affect exploration, development, construction and operating costs.

Legislative changes in the VAT effective January 1, 2017 may prevent mining companies during the exploration stage from requesting VAT refunds, unless they are certain they will eventually operate and generate revenue. Future legislative changes in Mexico are not predictable and may have a negative effect on the Company and its operations.

2022 Annual Information Form

The Company’s activities within Mexico are subject to extensive laws and regulations governed by Mexican regulators.

The Company’s activities, including but not limited to the operations at the Juanicipio Project, are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, Indigenous communities’ rights and other matters. Specifically, the Company’s Mexican mining concessions are subject to regulation by the Mexican Department of Economy - Dirección General of Mines, the environmental protection agency of Mexico, Comisión Nacional del Aqua, which regulates water rights, and the applicable Mexican mining laws. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

In further response to the COVID-19, Fresnillo as operator, continues to closely monitor the spread of the virus and implement a range of safety measures following guidelines in accordance with the World Health Organization and Mexican authorities, as necessary. Fresnillo maintains an open dialogue with government officials at both the federal and local levels.

The Company follows Canadian disclosure practices concerning its Mineral Resources which allow for different disclosure than is required for domestic U.S. reporting companies.

The Company’s Mineral Resource estimates are not directly comparable to those made by domestic U.S. reporting companies subject to the SEC’s reporting and disclosure requirements, as the Company reports Mineral Resources in accordance with Canadian practices. These practices are different from the practices used to report Mineral Resource estimates in reports and other materials filed by domestic U.S. reporting companies with the SEC.

Unless otherwise indicated, technical disclosure regarding our properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure, has been prepared in accordance with the requirements of NI 43-101 and the CIM Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC Modernization Rules. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this AIF, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules. See “Cautionary Note to United States Investors”.

The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

Management has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

2022 Annual Information Form

The Company’s failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. If the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to monitor its internal control over financial reporting. Although the Company intends to expend time and incur costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

Any enforcement proceedings under Canada’s Extractive Sector Transparency Measures Act against the Company could adversely affect the Company.

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company’s reputation.

Risks Relating to the Company’s Securities

Funding and property commitments may result in dilution to the Company’s shareholders.

The Company may sell equity securities in public offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, project construction, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding Options may also result in dilution to security holders.

The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, the Company may issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

The price of the Company’s Common Shares is volatile.

Publicly quoted securities are subject to a relatively high degree of price volatility. It should be expected that continued fluctuations in price will occur, and no assurances can be made as to whether the price per share will increase or decrease in the future. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The factors influencing such volatility include pandemics, macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.

2022 Annual Information Form

The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

There is no assurance of a sufficient liquid trading market for the Company’s Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve listing on any other public listing exchange.

The Company could in the future be classified as a ‘passive foreign investment company’ (“PFIC”), which could have adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a PFIC for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. The Company believes that MAG was a PFIC for the 2019 and prior financial years. With the start of the underground production at the Juanicipio Project and the Company’s attributable revenue under the PFIC determination rules, the Company no longer believes it is a PFIC as of the 2020 fiscal year. Prospective investors should consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

The Company, its directors, officers and management (with the exception of the Chief Exploration Officer) and all of its material assets are located outside of the United States, which makes it difficult for U.S. litigants to effect service of process, or enforce, any judgments obtained against the Company or its officers or directors.

Substantially all of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States. In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for U.S. litigants to effect service of process or enforce any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico could be in pesos and service of process in Mexico must be effectuated personally and not by mail.

2022 Annual Information Form

Most of the Company’s mineral assets are located outside of Canada.

Most of the Company’s mineral assets are located outside of Canada. As a result, it may be difficult for investors to enforce within Canada any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of applicable securities laws. In addition, there is uncertainty as to whether the courts of Mexico and other jurisdictions would recognize or enforce judgments of Canadian courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of Canada or be competent to hear original actions brought in Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of Canada. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

The Company has outstanding common share equivalents which, if exercised, could cause dilution to existing shareholders.

The Company has common share equivalents issued consisting of Common Shares issuable upon the exercise of outstanding exercisable Options and warrants or issuable upon the conversion of restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) each convertible into one Common Share. Options are likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such Options. RSUs and PSUs may be converted at any time by the holder subject to vesting conditions, and the DSUs may only be converted by a departing director of the Company. The exercise of any of these instruments and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants, Options, RSUs, PSUs and DSUs. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

The Company has not paid dividends and may not pay dividends in the immediate future.

Payment of dividends on the Company’s Common Shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings, if any, its capital requirements and financial condition, and other relevant factors. The Company anticipates that all available funds will be invested to finance the growth of its business for the immediate future.

MINERAL PROJECTS

The Company’s material property at the date of this AIF is its 44% ownership (Fresnillo holds the remaining 56%) in the Juanicipio Entities, which hold the Juanicipio Project.

Mexican mining concessions are issued by the Federal Government of Mexico. All concessions held by Minera Juanicipio are up to date with respect to Mexican Mining Concession Taxes and work filing requirements.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users. Notwithstanding this there are potential surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or dwelling interests. Exploration activities are not typically materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access. The Company is required to negotiate either leases or acquire surface rights outright in those areas where it may wish to develop mining operations. At the Juanicipio Project, Minera Juanicipio has acquired some surface rights overlying the Valdecañas and Juanicipio Veins.

2022 Annual Information Form

In some of the more remote property locations, the access to water, power and basic infrastructure is limited or non-existent. Any mining operations undertaken in such areas will need to take the supply of such requirements into consideration. For the Juanicipio property, the available supply, or the ability to establish supply, of water, power and infrastructure is considered to be adequate or manageable.

Juanicipio Project

The Juanicipio Project is located in the Fresnillo District, Zacatecas State, Mexico, approximately 6 kilometres west of the mining town of Fresnillo, and covers approximately 7,679 hectares. The Company initially acquired a 100% interest in the Juanicipio Project in 2003. From 2005 to 2007, Peñoles earned a 56% interest in the Juanicipio Project by conducting $5,000,000 of exploration on the property and purchasing $1,000,000 worth of Common Shares of the Company at market price at the time of purchase. In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio Project. In 2008, Peñoles transferred its 56% interest of Minera Juanicipio to Fresnillo pursuant to a statutory merger. Fresnillo is the operator of Minera Juanicipio, which is governed by the Shareholders’ Agreement and its corporate by-laws. Pursuant to the Shareholders’ Agreement and Minera Juanicipio’s corporate by-laws, each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and the Company, through Lagartos, contributing 44%, respectively, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the Shareholders’ Agreement. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio.

The major asset associated with the Juanicipio Project is a high-grade silver-gold-lead-zinc epithermal vein deposit. An NI 43-101-compliant technical report commissioned by the Company, the 2017 PEA, was filed on SEDAR on January 19, 2018. Fresnillo prepares its own internal Mineral Resource estimate annually. Fresnillo’s estimates are not prepared in compliance with NI 43-101, were not used in the 2017 PEA and are not relied upon by the Company.

Summary

The following summary of the Juanicipio Project is extracted from the 2017 PEA. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling and Mineral Resource estimates, are contained in the 2017 PEA. The 2017 PEA is incorporated by reference into this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the 2017 PEA. The monetary values shown in the 2017 PEA are in U.S. dollars ($) and are reported on a 100% basis, unless otherwise denoted.

Introduction

The 2017 PEA provides an update of the Mineral Resource estimate and Preliminary Economic Assessment of the Mineral Resources identified within the Minera Juanicipio property in Zacatecas State, Mexico. The 2017 PEA has been prepared by AMC Mining Consultants (Canada) Ltd. of Vancouver, Canada on behalf of MAG.

MAG owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns (100%) of the Juanicipio property. Fresnillo holds the remaining 56% interest in the joint venture and is the project operator. The 2017 PEA has been prepared in accordance with the requirements of NI 43-101 of the Canadian Securities Administrators for lodgement on SEDAR.

2022 Annual Information Form

The economic analysis in the 2017 PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results of the 2017 PEA will be realized. The monetary values shown in the 2017 PEA are in U.S. dollars ($).

Location

The Juanicipio deposit consists of two main vein systems that lie in the north-eastern part of the Juanicipio property, which is situated about 6 km to the south-west of Fresnillo, a town located about 60 km north-west of the state capital, Zacatecas City. Zacatecas City has a population of approximately 140,000 and is located about 550 km northwest of Mexico City. Zacatecas City is serviced by daily flights from Mexico City. Surface rights to the part of the Juanicipio property where Mineral Resources have been identified are held by Minera Juanicipio.

Geology and mineralization

The Juanicipio deposit consists of two main vein systems, the Valdecañas vein system and the Juanicipio vein, which are significant silver-gold epithermal structures. The Valdecañas vein system consists of five veins (V1E, V1W, HW1, VANT, and V2W) and the Juanicipio vein (VJUA). Both systems strike east-southeast and dip 35° to 70° with an average dip of about 58° southwest. The Valdecañas vein system displays the metal zonation typical of the Fresnillo District and epithermal veins in general, of an upper precious metal zone (Bonanza Zone) grading downwards into a deeper base metal zone (Deep Zone). There is significant evidence for a repeat of this zonation in the deeper reaches, perhaps reflecting “stacked” boiling levels (Buchanan, 1981). The Valdecañas structure hosts the majority of the Mineral Resources currently estimated on the Juanicipio property.

The Juanicipio vein is located some 1,100 m to the south of the Valdecañas vein. Thirty-five drillholes contribute to the definition of this vein. Overall, Juanicipio is a much thinner vein and appears to have a higher gold content; however, this interpretation is based on a limited number of overall samples. Mineralization styles and host rocks are the same as those for Valdecañas.

The Valdecañas vein system has undergone multiple mineralizing events as suggested by various stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite-acanthite banding, and open-space cocks-comb textures and vuggy silica. The vein system exhibits the characteristic metal zoning of the principal veins in the Fresnillo district, observed as a change from silver- and gold-rich zones at the top (Bonanza Zone) to increased lead and zinc in the deeper reaches (Deep Zone), with copper coming in at the deepest levels.

Mineralization in the Bonanza Zone consists of precious metal-rich, banded, or brecciated quartz-pyrargyrite-acanthite-polybasite-galena-sphalerite veins. Mineralization in the Deep Zone consists of base metal-rich, banded, or brecciated quartz-galena-sphalerite-chalcopyrite veins with lesser acanthite and pyrargyrite. Portions of the veins in the Deep Zone show skarn minerals, including garnets, pyroxenes, ilvaite, and axinite within and surrounding the veins. Retrograde hydration of these minerals to chlorite and hydrogrossular is pervasive and widespread.

Mineral Resources

In December 2016, MAG Silver commissioned AMC to prepare an independent estimate of the Mineral Resources of the Juanicipio property, to be compiled using exploration data available up to 31 December 2016. The updated global Mineral Resource estimate is summarized in Table 1.1 below. The Mineral Resources are based on a cut-off NSR value of $55/t.

2022 Annual Information Form

Table 1.1 Summary of Global Mineral Resources as of 21 October 2017 (reflecting drilling results up to 31 December 2016)

RESOURCE CATEGORY	TONNES (MT)	AG (G/T)	AU (G/T)	PB (%)	ZN (%)	CU (%)	METAL CONTAINED IN MINERAL RESOURCES
							Ag (Moz)	Au (koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Indicated	12.83	427	2.10	2.11	3.68	0.13	176	867	598	1041	38
Inferred	12.13	232	1.44	2.46	4.68	0.27	91	562	658	1252	71

Notes:	CIM Definition Standards were used for reporting the Mineral Resources.
Dr. A. Ross, Ph.D., P.Geo. of AMC is a Qualified Person under NI 43-101 and AMC takes responsibility for the Mineral Resource estimate.
Mineral Resources are estimated at a resource NSR cut-off value of $55 per tonne.

Resource NSR values are calculated in U.S.$ using factors of $0.61 per g/t silver (Ag), $34.27 per g/t gold (Au), $19.48 per % lead (Pb), and $19.84 per % zinc (Zn). These factors are based on metal prices of $20/oz Ag, $1,300/oz Au, $0.95/lb Pb, and $1.00/lb Zn and estimated recoveries of 82% Au, 95% Ag, 93% Pb, 90% Zn. The Mineral Resource NSR does not include offsite costs.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
The numbers may not compute exactly due to rounding.
Source: AMC Mining Consultants (Canada) Ltd.

The Valdecañas vein system displays the vertical grade transition from upper silver-rich zones to deep base metal dominant areas that is typical of Fresnillo District veins and epithermal silver veins in general. The Mineral Resource estimate was manually divided into the Bonanza Grade Silver (BGS) Zone and the Deep Zone to highlight differing metal content within the two zones. Parts of the Juanicipio vein are included in the BGS Zone as well as the silver-rich portions of the other veins. The BGS Zone terminology was used in the previous report and is kept for continuity. The results are shown in Table 1.2 below.

Table 1.2 Mineral Resource by Bonanza and Deep Zones as of 21 October 2017 (reflecting drilling results up to 31 December 2016)

ZONE	RESOURCE CATEGORY	TONNES (MT)	AG (G/T)	AU (G/T)	PB (%)	ZN (%)	CU (%)	AG (MOZ)	AU (KOZ)	PB (MLBS)	ZN (MLBS)	CU (MLBS)
BGS Zone	Indicated	8.17	550	1.94	1.63	3.08	0.08	145	509	294	554	14
	Inferred	1.98	648	0.81	1.32	2.80	0.06	41	52	58	123	3
Deep Zone	Indicated	4.66	209	2.39	2.96	4.73	0.23	31	359	304	486	24
	Inferred	10.14	151	1.57	2.69	5.05	0.31	49	510	601	1129	69

Notes:          See footnotes Table 1.1 above.

2022 Annual Information Form

Geotechnical Considerations

Following the 2012 PEA, Minera Juanicipio conducted additional exploration drilling and captured further geotechnical data from the drill core. This data was used to complement the existing data, and a re-assessment of conceptual stope dimensions, ground support requirements and vertical development stability analyses was conducted. The assessment findings were recorded in a Preliminary Geotechnical Report compiled in September 2015.

Subsequently, AMC was requested to further review the available geotechnical information and to undertake underground visits to neighbouring mines and the existing decline at Juanicipio. These visits afforded AMC’s geotechnical engineers the opportunity to take relevant measurements, obtain an appreciation of the geotechnical environment in which the mining operation is expected to take place, assess the stability of existing underground excavations taking cognisance of installed support systems, and liaise with technical services personnel.

AMC also assisted the Minera Juanicipio geologists in reviewing the existing geotechnical model, and a new 3D geotechnical model was developed by AMC for Juanicipio. The new geotechnical model takes cognisance of the additional laboratory-conducted rock strength testing recommended by AMC.

Rock mass properties and hydrogeology

A total of 20 drillholes has been geotechnically logged for the Juanicipio Project area. The results indicate that the quality of the host rock can be anticipated to be fair; and that there will be some areas where poor ground conditions could be expected, these being in the vicinity of faults and intersections with rhyolite tuff agglomerate or shale.

The Deformation Modulus (Young’s Modulus) is an indication of the stiffness of the rock type. The host rock at Juanicipio is fairly soft, implying that deformation can be expected when subjected to large loads / stress.

To assess the rock mass properties, the results of data reduction analyses were input into Rocscience’s RocLab software package. Only the LUAR rock mass properties were evaluated, reflecting both the predominance of the LUAR lithology as the host rock for the mineralized vein and the quantity and type of available rock strength test data. The results of the rock mass property analysis indicate that the waste rock strength is Fair to Good. The single sample for vein mineralization indicated a Uniaxial Compressive Strength (UCS) of 178 MPa or Good classification.

Based on limited data, the depth of weathering appears to vary significantly across the site. Depths of weathering down to 400 m below surface have been recorded.

There have been no detailed investigations carried out on the hydrogeology of the Juanicipio area. AMC recommends that hydrogeological investigations be carried out, taking particular cognisance of any further available relevant information from other mines close by. The strategy adopted for mine planning is to have the main development (ramps and footwall access) ahead of the stope mining front. This strategy will assist in dewatering levels prior to stoping.

Stable stope spans

No additional detailed geotechnical core logging has been conducted on drillhole core since the assessment of potential stope panel dimensions and vertical development recommendations were made in 2015. The results of the stope stability assessments for the Juanicipio Project using the empirical Stability Graph Method (Mathews et al. 1981; Potvin, Y. 1988) indicate that hangingwall stability is strongly influenced by vein dip. At a 65° dip a vertical stope height of 21.8 m is projected to be stable without support. At lower dip angles cable bolt support may be needed, especially in the volcanic lithologies. At a 45° dip and in the volcanic lithology, a 15 m or greater vertical height is projected to require hangingwall support for stability.

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Stope dilution estimation

Dilution for Long Hole Open Stopes (LHOS) has been geotechnically estimated using the equivalent linear overbreak slough (ELOS) technique (Clark and Pakalnis, 1997). This empirical method estimates the overbreak based on recorded case histories and established design curves relating the modified stability number N’ and the hydraulic radius. Stopes are considered likely to be sensitive to overbreak to some degree given the blocky ground conditions. The dilution estimation indicates an anticipated dilution of ~0.55 m from a sedimentary hangingwall dipping at 55°, which equates to a range of dilution between 15 and 20%.

Mining Concept

A number of conceptual mining method studies have been carried out to identify suitable design strategies for the project. The studies include identification of the most suitable stoping method, production rate, backfilling method, and haulage method for the mine. Methods that provide high mining recovery and lower dilution have been assessed against other methods that may be cheaper but result in greater loss or dilution of mineralization.

The 2012 PEA study considered a longhole stoping mining method with pastefill and a production rate of 2,650 tpd. AMC undertook several site visits to other operating mines in the area to review the details of the mining methods used and the application of rock fill. The primary mining method continues to be longhole stoping, but at an increased production rate of 4,000 tpd. Some cost savings and production efficiencies have been identified with the use of waste rock fill, which is now considered as the primary backfill; in the wider stopes where more than one longitudinal pass is required, cemented rock fill will be utilized.

The proposed mining method employs zone access via three internal ramps on 20 m sub-levels, as well as footwall access to the extents of the mineralization to allow placement of rock fill. Stopes 20 m high (floor to floor) are mined from the extents back to the central access (on retreat) with rock fill placed within 20 m of the blasting face.

In the lower levels of the vein, the vein widens out to a maximum thickness of approximately 30 m. In these areas, the vein will be mined in two longitudinal passes with a maximum width of 15 m. The footwall stope will be taken first over the full strike length, followed by the hangingwall stope. Cemented rock fill will be used in the footwall stope to prevent waste entering the hanging wall stope.

A composite conceptual plan view of the mine design showing the general layout of ramps and footwall drives for backfill access is shown in Figure 1.1 below.

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Figure 1.1 Composite plan view of mine design

Truck haulage, shaft hoisting, and conveying have been considered for transferring mineralized rock and waste from the mine workings to surface. All waste not placed directly in stopes will be trucked to surface via twin access declines, where it will be stockpiled and later used for backfilling stopes as they are mined out. In early mining, mineralized rock from development and stoping will be trucked to a rock pass feeding the underground crusher. The crusher station is located on 1950 RL, from where the mineralized rock will be transferred to surface via a main conveyor (base at 1940 RL). The decline portal for the conveyor is near the projected processing plant location.

An underground winze (780 m in length) will be sunk in the hangingwall of the mineralization. The winze is planned to eventually hoist (after Year 8) mineralized rock from the loading station on 1300 RL to the top of the shaft on 2040 RL. Mineralized rock is transferred directly from the skips to the decline conveyor via a rock pass and loading station.

It is envisaged that mining will be carried out using modern trackless mining equipment. The proposed mine ventilation circuit will include a number of ventilation raises, raise-bored from surface. Figure 1.2 below is an illustration of the mine as a whole, showing the ventilation layout, the conveyor route to surface, and the winze.

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Figure 1.2 Overall mine layout

Fresh Air Raise
Fresh Air Raise
Conveyor Decline
Fresh Air Raise
Return Air Raise
Return Air Raise
Return Air Raise
Return Air Raise
Secondary Decline
Main Decline
Winze

Mineral Processing

Metallurgical test work was carried out between 2008 and 2015 on metallurgical samples composited from 67 drillhole samples taken from the Valdecañas vein system.

The proposed process plant consists of a comminution circuit followed by the sequential flotation of a silver-rich lead concentrate, a zinc concentrate, and a gold-rich pyrite concentrate. It is envisaged that crushed mineralized rock will be delivered to a stockpile located near the mill and will feed directly to the mill via transfer conveyors.

The proposed milling circuit comprises a semi-autogenous grinding mill and ball mill, producing feed to the flotation circuit. Separate lead, zinc, and pyrite concentrates would be thickened, filtered, and stockpiled for dispatch by truck directly to customers or for onward shipment. It is noted that, although Cu is estimated in the Mineral Resource, it is not considered in this study, additional mineral processing work being required to establish prospects for reasonable extraction.

It is envisaged that the process plant will ramp up operations over a three year period to a steady state throughput rate of 1.4 Mtpa. Estimated mill recoveries are summarized in Table 1.3.

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Table 1.3 Mill recoveries

	GOLD	SILVER	LEAD	ZINC
Mill recovery	82%	95%	93%	90%

Project Infrastructure

A 6.5 km access road, mostly over hilly terrain, will be required to access the main decline portal site from the mill. A two-lane sealed road suitable for use by heavy vehicles is proposed.

Power would be supplied to a main substation at the site via a 115 kV overhead power line supplied from the local grid. The line would have a length of approximately 1.5 km to the main processing plant sub-station.

The electrical supply system for the Juanicipio Project will be developed in stages as the project develops. An initial system, with power sourced from a nearby mine, has been used for the initial decline development. This power will eventually be disconnected, and the supply switched over to the permanent mine system, which originates at the mill substation.

The permanent system will have power feeding the underground and surface facilities from the mill substation. There will be two feeders for the mine: a power line that will follow the access road to deliver power from the mill to the current portal and surface ventilation fans, and a second power line going down the conveyor decline.

It is anticipated that water will initially be provided via a pipeline from a neighbouring mine that has excess water from groundwater inflow. This water will be supplemented by any water from dewatering the underground workings at Juanicipio.

It is envisaged that all mill tailings will be discharged to a tailings storage facility (TSF) with a total volume of approximately 18 Mm3. No detailed environmental or geotechnical studies have been carried out on suitable sites for the TSF for the project. Nevertheless, several sites have been considered, including a location adjacent to the proposed mill site.

Underground infrastructure

The proposed handling system for mineralized material is based around a nominal 4,000 tpd capacity, approximately equivalent to 216 tph over a 24-hour period, based on a capacity factor of 1.3. This allows for excess capacity in the mineralized material handling system relative to any potential disconnection between the mine and mill. Initially mineralized material transport from various mining levels will be by truck haulage to the crusher on 1950 RL. The crushed material is then placed on a load-out belt feeding two sequential conveyors to the surface stockpile adjacent to the mill.

Later in the mine life, an internal winze is projected to be sunk to allow the hoisting of mineralized material from the loading pocket on 1300 RL up to the crusher on 1950 RL. From there, the material will be conveyed out of the mine via the existing conveyor system. The winze hoist consists of a double drum, dual skip system with rope guides. The hoist is mounted at the head of the winze excavation in a chamber above the skip dumps. The skips are discharged via pneumatic self-discharge systems into a raise that leads to a 500 t storage bin. Mineralized material that is delivered to the bin will be sized to minus 200 mm. The storage bin discharges into a jaw crusher that sizes the material to minus 100 mm. The hoist is designed to accommodate the production capacity of 1.4 Mtpa, however there is some spare capacity built in through potential minor adjustments in hoisting schedules or skip sizes.

Development waste is either hauled to surface by trucks via the twin access declines, or placed directly into stopes as backfill. All waste hauled to surface will be stored near the current portal. Waste required for subsequent backfilling will be delivered down a waste pass driven as close to the deposit as practicable, and then distributed to the stopes.

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Two bays will be provided for the storage of bulk emulsion, each containing one 24,000 L storage tank and a storage area. A third bay will be designated for the storage of detonators on wooden shelves. A powder bay will be designated for the storage of all other explosive products (other than the bulk emulsion and the detonators) on wooden shelves. A concrete wall with a steel door will separate this bay from the rest of the mine workings. All explosives bays will be located on 1920 RL.

The main maintenance area will be located on surface. All major scheduled planned maintenance and rebuilds will take place in the surface workshop. Two small service bays will be located underground for low-level maintenance, such as lubrication and small repairs. To reduce the quantity of fuel and oils stored underground, it is envisaged that the truck fleet and most utility vehicles will be fuelled on surface and maintained in a surface heavy equipment workshop. Only vehicles and equipment not travelling to surface as part of their daily routine will be fuelled underground.

Local area compressors will supply compressed air for the underground maintenance and service bay area, with compressed air lines from the air receiver routed to convenient locations in the area. All mobile drilling equipment, including jumbos, longhole drills, bolters, and cable bolters will be equipped with on-board compressors. ITH drills will have portable adjacent compressors to meet their elevated pressure requirements. Two units are required for this purpose.

Refuge station chambers with 30-person capacity will be used for emergencies; these chambers will be portable for flexibility of location at the most appropriate areas of the mine.

The groundwater inflow into the mine has been estimated using information from nearby mines and is not based on a hydrogeological model. The hydrology data available at the time of this report is not sufficiently detailed to fully understand the likely magnitude of water inflow into the mine along faults or other geological features. AMC understands that other mines in the area are currently experiencing a steady mine inflow of the order of 190 L/s in similar geological structures and lithologies to those that will be encountered at Juanicipio. Relating the strike length of the Juanicipio mineralization to other mineralization strike lengths in the area has allowed a design criterion for long term steady state inflow of 95 L/s to be projected. The mine dewatering system will be sized to handle twice this amount as the peak outflow.

The overall dewatering strategy largely depends on accessing the lower levels of the mine well ahead of stope production. This early development approach provides a means for installing a series of dewatering sumps that will dewater sections of the mine prior to production mining. The risk of flooding will be partially mitigated by this early development strategy and by the provision of spare pumping capacity.

Project Development and Production Schedule

Key conceptual milestones relating to the project development are shown in Table 1.4.

Table 1.4 Project development conceptual milestones

MILESTONE	START	FINISH
Decline development	Year 1*	Year 8
Conveyor decline	Year 1*	Year 2
Internal winze, engineering, and construction	Year 3	Year 9
Processing plant	Year 1*	Year 3
Full production (ramp up to 1.4 Mtpa)	Year 2	Year 5

*Year 1 is assumed to be 2018.

The estimated LOM production tonnage and grade that forms the basis for the preliminary economic assessment is set out in Table 1.5.

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The potential quantity and grade is conceptual in nature. By definition a preliminary economic assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the preliminary economic assessment will be realized.

Mill feed from vein development comprises approximately 25% of total mill feed, with the remainder from stoping operations.

Table 1.5 Material projected to be mined and processed as a basis for the economic assessment

	GRADE				CONTAINED METAL
TONNES	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)	Pb (Mlbs)	Zn (Mlbs)
23,123,706	282	1.37	1.84	3.43	210	1,019	938	1,748

The tonnage and grades shown in Table 1.5 have resulted from the mine design and scheduling process conducted on the Mineral Resource estimate and block model prepared by AMC and described in this AIF. A $55 NSR cut-off was applied to the Mineral Resource model, stope shapes have been projected, and estimated dilution and mining losses have been accounted for. Metal prices used in the NSR calculation were $1,225 per ounce gold, $17.30 per ounce silver, $0.87 per pound lead, and $0.94 per pound zinc. An exchange rate of 18.46 Mexican pesos to one U.S. dollar was assumed.

In developing the tonnage and grade estimates, stope blocks that were in contact with the property boundaries were excluded and zero grade has been assumed for the dilution material. Approximately 38% of the tonnage and 22% of the silver content of the material that forms the basis of the economic assessment is derived from Inferred Mineral Resources. The 2017 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results of the 2017 PEA will be realized.

Project Capital Costs

Project capital is estimated at $840M; pre-production capital (Year 1 to Q1 Year 3 inclusively) is estimated to be $360M. Sustaining capital ($480M) is defined as all capital following pre-production and includes ongoing mine development after concentrate production commences, and mobile and fixed equipment replacements and rebuilds over the mine life. A summary of projected capital costs is shown in Table 1.6.

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Table 1.6 Summary of projected capital costs

ITEM	CAPITAL ($)	PRE-PRODUCTION CAPITAL ($)
	TOTAL LOM	Y01	Y02	Y03*
Underground development	226,272,930	25,243,270	32,209,310	5,241,840
Mine equipment	161,878,000	0	7,284,510	4,249,300
Winze	64,044,740	0	0	0
Material movement - trucking development waste	46,949,770	1,778,840	2,082,660	1,414,330
Road and powerline to portal	5,914,000	5,914,000	0	0
Process plant	91,877,700	23,902,690	38,244,310	9,561,080
Surface infrastructure	68,138,330	13,865,330	13,865,330	13,865,330
UG infrastructure	65,830,930	19,276,980	19,276,980	19,276,980
Capitalized operating costs	22,770,790	5,149,800	14,096,800	3,524,200
Engineering, Procurement, Construction Management	24,956,260	8,318,750	8,318,750	8,318,750
Owners cost	16,377,420	5,459,140	5,459,140	5,459,140
Contingency	45,157,810	15,052,600	15,052,600	9,572,230
Total	840,168,680	123,961,400	155,890,390	80,483,180
Pre-production capital	360,334,970
Sustaining capital	479,833,710

Totals do not necessarily equal the sum of the components due to rounding adjustments.
* Assumed to be Q1 2020

On February 24, 2020, Fresnillo and MAG, as shareholders of Minera Juanicipio, jointly announced a project update.

In the project update, it was announced that the underground mine would commence production ahead of schedule in mid-2020, realizing commercial and operational de-risking opportunities for Minera Juanicipio. From mid-2020 until completion of the Juanicipio processing plant, mineralized material from development and initial production stopes will now be processed at the Fresnillo processing plant which is expected to have spare capacity.

With detailed engineering almost complete, major equipment purchases completed, and several significant construction contracts awarded or under review, the joint venture shareholders also updated the capex required for the project. The pre-operative capital cost on a 100% basis was revised to $440,000 from January 1, 2018, to reflect additional expenditures incurred by Minera Juanicipio on the underground development and bringing forward the full construction costs for two large life of mine ventilation shafts, as well as some sustaining capital to facilitate the early underground mine start.

Site operating costs

Total site operating costs have been estimated at $58.67/t milled. The unit costs are broken down as follows:

●	Mining: $34.95/t milled
●	Milling: $20.37/t milled
●	General and Administration: $3.34/t milled

Key factors relating to the operating cost estimate include:

●	Some unit mine operating costs from the 2012 PEA were updated for inflation.
●	Revised costs were estimated for trucking, conveying and hoisting activities. Costs relating to labour, equipment and power were also updated to reflect the current production schedule.
●	Power costs were estimated based on updated infrastructure needs and a unit cost of $0.0834/kWh.
●	A waste rock backfill operating cost of $0.87/t mineralized material for imported waste rock fill from surface was estimated from first principles.

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●

Mineralized drift development cost per metre was based on a single-face average advance rate of 100 m/month. The labour component (~30%) of unit costs was scaled-up from the 2012 PEA to reflect this (2012 PEA assumed 120 m/month single-face advance). Unit mineralized development costs were also projected 10% higher for 100 m/month compared to the 2012 PEA. Unit development rates reflect current contractor pricing.

●

Variable processing unit costs ($/t milled) remained the same as for the 2012 PEA to reflect inflation, but also taking account of the savings due to economies of scale. Fixed processing costs ($/year) for items such as salaries, mill maintenance and other fixed costs, were escalated by the 6 / 10 power rule to account for the higher mill throughput rate, and suitable cost inflation was also applied.

●

Fixed general and administration (G&A) costs ($/year) for items including site administration, human resources, finance and purchasing, general maintenance, safety and environment, were escalated by the 6 / 10 power rule to account for the higher production rate, and suitable cost inflation was also applied.

●	Operating costs were estimated for the underground conveyor at $0.59/t and for the winze and crusher at $1.22/t. These costs include labour, energy, and maintenance.

A summary of the projected annual operating costs over the life of mine is provided in Table 1.7.

Table 1.7 Summary of projected life of mine site operating costs

YEAR	DATE	OPERATING COST $M
Year 1	2018	n/a – capitalized as pre-operative capital
Year 2	2019	n/a – capitalized as pre-operative capital
Year 3	2020	48
Year 4	2021	79
Year 5	2022	83
Year 6	2023	85
Year 7	2024	84
Year 8	2025	87
Year 9	2026	85
Year 10	2027	85
Year 11	2028	87
Year 12	2029	89
Year 13	2030	80
Year 14	2031	78
Year 15	2032	74
Year 16	2033	74
Year 17	2034	73
Year 18	2035	57
Year 19	2036	48
Year 20	2037	34
Year 21	2038	29
Total		1,357

Note: Totals do not necessarily equal the sum of the components due to rounding adjustments.

Offsite costs (concentrate transport, treatment, and refining costs)

No detailed market studies have been undertaken at this stage of the project. Lead and zinc concentrates are commonly sold as part of the world’s mining and metals industries. It is envisaged that silver-rich lead concentrate and zinc concentrate may be sold to smelters in the Asian region. Lead concentrate could potentially be sold to a smelter in Mexico or exported to offshore smelters. If sold to a local smelter, transport costs could be reduced.

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For purposes of its analysis, AMC has assumed that both the lead and zinc concentrates will be treated in Asia, with lead and zinc treatment charges of $235/dry metric tonne of concentrate, silver refining charges equivalent to 4% of the silver price, gold refining charges of $5/oz and, subject to a transport cost of $115/wet metric tonne. Treatment and other terms for lead and zinc concentrates were suggested by Neil S. Seldon & Associates Ltd. (NSA, 2016). Both lead and zinc concentrates are projected to incur minor treatment penalties for impurities. The pyrite concentrate is expected to be of high value and it is assumed that it will be sold to a Mexican smelter, but other alternatives are expected to be available. Total off-site costs have been estimated at $41.32/t milled.

Taxes

Income and other taxes presented in the PEA are based on Mexican legislated tax rates and do not reflect any tax planning opportunities. The tax provisions include a conventional profit based tax using the 30% corporate tax rate currently in effect, a 7.5% special mining duty applied on earnings before amortization and taxes, and a 0.5% gross revenue royalty on all gold and silver revenues. Employee profit sharing (PTU) is not included in the financial estimates and the net present value (NPV) and internal rate of return (IRR) of the project may fluctuate depending on how the project is structured once it is in operation.

Projected sales

Project economics have been assessed using the following metal prices (Base Case Prices), which were selected after discussion with MAG Silver and referencing current market and recent historical prices, values used in other recent projects, and forecasts in the public domain:

●	Silver price = $17.90/oz
●	Gold price = $1,250/oz
●	Lead price = $0.95/lb
●	Zinc price = $1.00/lb

It is envisaged that a silver-rich zinc concentrate will be sold primarily to smelters in the Asian region. Lead concentrate could potentially be sold to a smelter in Mexico or exported to offshore smelters. It is envisaged that the gold-rich pyrite concentrate will be sold to a customer able to recover gold and silver using a conventional cyanide leach process.

Economic analysis

All currency is in U.S. dollars ($) unless otherwise stated. The cost estimate was prepared with a base date of Year 1 and does not include any escalation beyond this date. For net present value (NPV) estimation, all costs and revenues are discounted at 5% from the base date. An exchange rate of MXP18.46: US$1 and a corporate tax rate of 30% have been assumed.

AMC conducted a high level economic assessment of the conceptual underground operation of the Juanicipio deposit. The mine is projected to generate approximately $1,860M pre-tax NPV and $1,138M post-tax NPV at 5% discount rate, pre-tax IRR of 64.5% and post-tax IRR of 44.5%. Project capital is estimated at $840 M with a payback period of 3.4 years (undiscounted pre-tax cash flow from Year 1).

Table 1.8 provides a summary of the key inputs and results of the economic analysis. The results of the 2017 PEA compare favorably with the previous 2012 PEA, which projected a post-tax NPV at 5% discount rate of $1,233M and post-tax IRR of 43%. By definition a preliminary economic assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the preliminary economic assessment will be realized.

2022 Annual Information Form

Table 1.8 Key inputs and results of economic analysis

JUANICIPIO DEPOSIT	UNIT	VALUE (7)
Total mineralized rock	tonnes	23,123,706
Total waste production	tonnes	6,758,008
Production tonnage silver grade (1)	g/t	282
Production tonnage gold grade (1)	g/t	1.37
Production tonnage zinc grade (1)%		3.43
Production tonnage lead grade (1)%		1.84
Silver recovery (1)%		94.8
Gold recovery (1)%		81.6
Zinc recovery (1)%		89.8
Lead recovery (1)%		92.8
Silver price	$/oz	$17.90
Gold price	$/oz	$1,250
Zinc price	$/lb	$0.95
Lead price	$/lb	$1.00
Silver payable (2)%		87
Gold payable (2)%		73
Zinc payable (2)%		76
Lead payable (2)%		86
Payable silver metal	oz	182,789,511
Payable gold metal	oz	747,417
Payable zinc metal	lb	1,326,904,724
Payable lead metal	lb	811,923,951
Revenue split by commodity	Silver	51.90%
Revenue split by commodity	Gold	14.82%
Revenue split by commodity	Zinc	21.05%
Revenue split by commodity	Lead	12.23%
Gross revenue	$ (M)	$6,304
Capital costs	$ (M)	840
Operating costs (total) (3)	$ (M)	1,357
Mine operating costs (4)	$/t	34.95
Processing costs	$/t	20.37
Operating costs (total) (3)	$/t	58.67
Operating cash cost (Ag)	$/oz Ag	(3.94)
Total all-in sustaining cost (Ag)	$/oz Ag	5.02
Payback period from plant start-up (5)	Years	1.8
Cumulative net cash flow (6)	$ (M)	3,152
Pre-tax NPV @5% discount rate	$ (M)	1,860
Pre-tax IRR	%	64.5
Post-tax NPV @5% discount rate	$ (M)	1,138
Post-tax IRR	%	44.5

Notes:

(1)	LOM average.
(2)	Overall payable % includes recoveries, treatment, transport, refining costs and selling costs.
(3)	Includes mine operating costs, milling, and mine G&A.
(4)	Underground mining costs only.
(5)	Values are post-tax from projected plant start up.
(6)	Pre-tax and undiscounted.
(7)

The results are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the PEA will be realized.

2022 Annual Information Form

Sensitivity

AMC has carried out a sensitivity analysis of the conceptual project economics. The sensitivity analysis examined the impact on the post-tax NPV (at 5% discount rate) of a 30% positive or negative change in metal prices, operating costs, capital costs, corporate tax rate, foreign exchange rate (MXN peso: $) and the discount rate. The results (Figure 1.3) show that the post-tax NPV is very positive and remains so for the range of sensitivities evaluated.

Figure 1.3 Sensitivity analysis – post-tax NPV at 5% discount rate

Conclusions

Mineral Resource Estimate

AMC made the following observations and conclusions:

●	Indicated tonnes have increased by 27%, while Inferred tonnes have increased by 138%.
●	Both Indicated and Inferred grades have decreased for silver and increased for base metals.
●	Average gold grades have increased in the Indicated category and decreased in Inferred category.
●	The net result in the Indicated category has been an increase in contained silver of 6% and an increase in contained gold of 59%. The increases in contained lead and zinc are 43% and 34% respectively.
●	The net result in the Inferred category has been an increase in contained silver of 48% and an increase in contained gold of 76%. Contained lead and zinc show increases of 226% and 295% respectively.
●	Although not a significant part of the total Mineral Resource, copper is quoted for the first time as a result of high copper values being intercepted at depth in the new drilling.

2022 Annual Information Form

Reasons for the differences in grade, tonnes and contained metal include Mineral Resource addition down-dip and conversion to higher categories arising from the new drilling. The most significant change from the previous estimate is the increase in extent of the Deep Zone mineralization as a result of the new drilling. This is in keeping with the increase in tonnes seen in the 2017 AMC estimate. Also, the overall decrease in average precious metal grades and increase in average base metal grades reflects the new drilling targeting the deeper base metal rich zones.

Mining

●	The mine will be accessed by twin declines and a conveyor decline.
●	Mechanized longhole stoping with waste backfill has been selected as the mining method. This offers good productivity while maintaining selectivity.
●	Trade-off studies have identified that conveying the mineralized rock directly to the relocated process plant from underground is economically and operationally superior to other arrangements.
●	Evaluation of the planned production rate and scheduling of the deposit indicates that the deposit supports 1.4 Mtpa.
●

All waste will be tipped directly into stopes or trucked to surface. There will be a deficit in the amount of waste required for backfilling, projected to be in Year 11. It is assumed that waste will be mined from a small pit and dropped down a waste pass for distribution to the stopes.

●	A 780 m long winze will be developed to handle the mineralized material at depth. The winze will commence hoisting in Year 8.
●

A 1.5 km paved access road is required from the main highway to the process plant. A 6.5 km access road, mostly over hilly terrain, will be required to access the main portal site from the plant. A two-lane sealed road suitable for use by heavy vehicles is proposed.

●

Power would be supplied to a main substation at the site via a 115 kV overhead power line from an existing power line located to the north of the property. The line would have a length of approximately 2 km to the main processing plant sub-station.

●

It is anticipated that mine service water will initially be provided via a pipeline from a neighbouring mine that has excess water from groundwater inflow. This water will be supplemented by any water from dewatering the underground workings at Juanicipio (see final point below).

●	It is envisaged that all mill tailings will be discharged to a tailings storage facility (TSF) with a total volume of approximately 18 Mm3.
●	No detailed environmental or geotechnical studies have been carried out on suitable sites for the TSF for the project.
●	Extensive groundwater is anticipated at Juanicipio. Currently there has not been a detailed hydrogeological study for the mine; this may be considered a risk.

Processing

●

A third metallurgical laboratory test program was undertaken during 2013, building on the two previous programs. Locked cycle flotation tests confirmed that the flotation circuit will be viable and good recoveries of silver (80.1%), lead (92.8%), and copper (38.4%) to the lead concentrate were achieved. Recoveries to zinc concentrate were 4.9% for gold, 6.8% for silver, 43.9% for copper, and 89.8% for zinc. Gold recoveries of 22.1% to pyrite concentrate were also achieved, along with 9.9% of the silver and 58.1% of the iron. Losses to final tails were reasonable, with metal grades observed in the final tails stream of 0.2 g/t gold, 24 g/t silver, 0.11% lead, 0.01% copper, and 0.11% zinc. Cyanidation of the pyrite concentrate demonstrated good gold and silver recoveries of 52% and 80% respectively.

●

The proposed flowsheet is designed to treat a nominal 4,000 tpd of feed and consists of a comminution circuit, with underground primary crushing, secondary crushing and milling on surface, followed by sequential flotation to produce a silver-rich lead concentrate; followed by production of a zinc concentrate and a gold-containing pyrite concentrate. The flowsheet is conventional for lead-zinc operations, with the pyrite flotation circuit providing a variation to the most commonly used circuits. Test work supports the selection and design of the flotation circuits.

2022 Annual Information Form

●	The location of the processing plant has changed from previous studies to a large flat area suitable for construction and of sufficient size to accommodate the processing plant and tailings facility.

Economics

The preliminary economic assessment clearly indicates that the Juanicipio Project has the potential to be developed into an economically positive, high-grade underground silver mine. By definition a preliminary economic assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the preliminary economic assessment will be realized. Further drilling and investigation work aimed at upgrading Inferred Mineral Resources and increasing the geotechnical and hydrogeological understanding of the deposit is recommended to augment the next stage of project design and evaluation.

Risks

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is a degree of uncertainty attributable to the estimation of Mineral Resources. Until Mineral Resources are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only. Any material change in quantity of Mineral Resources, mineralization, or grade may affect the economic viability of the project.

Opportunities for Further Consideration Currently Excluded from Project Scope

Potential opportunities for the project include:

●	Significant exploration potential within a large land package and a number of high priority drill targets.
●	The Valdecañas vein system, including the new Anticipada Vein, is largely open at depth.
●	Deep zone is open to the east and west boundaries of the joint venture property.
●	Juanicipio vein open to the west and to depth for further exploration.
●	The 2017 PEA only considers the identified Mineral Resources within the Valdecañas vein system, the Juanicipio vein is not considered at this time.
●	Further analysis to determine the metal grade of the diluting material from the Hangingwall and Footwall over blast.
●	A characterization study of the planned dilution and dilution grade.
●	Lease versus purchase analysis of equipment, considering equipment availability and tax benefits of leasing.
●	Assess the ability to increase the recoverability and payability of Ag and Au with a gravity circuit.
●	Potential recoverability of copper to be considered and assessed.
●	An opportunity exists to commence negotiations with potential smelters to possibly capitalize on lower lead and zinc treatment charges, and possibilities to reduce transport costs of concentrate

Recommendations for further work

AMC recommends the following additional work:

●	In-fill drilling to convert Inferred Mineral Resources to Indicated Mineral Resources in the Valdecañas vein system.
●	Step-out drilling to expand the Deep Zone in the Valdecañas vein system and to delineate the western extent and depth of the Juanicipio vein.
●

Undertake surface exploration and drilling programs on targets outside of the existing Mineral Resource area, as only 5% to 10% of the overall property has been drill tested and numerous targets for drill-based exploration have been identified.

●	Continue with relevant mapping, sampling and geophysical surveys to assist in identification of new drill targets.

2022 Annual Information Form

●	Undertake a hydrogeological study to reduce risks associated with groundwater and better define the dewatering strategy.
●

Undertake a geotechnical data collection program to include an appropriate number of laboratory-conducted rock strength tests on all lithological units that are expected to be intersected by underground mining.

●	Geotechnically log the centreline of the planned winze and conduct a geophysical survey of the proposed shaft centreline using an optical and acoustic televiewer.
●

Create a more detailed cost estimate and life of mine production plan for the next phase of the project. Assess potential to optimize lateral and vertical development quantities. The depth of the winze may need to be re-evaluated if the Mineral Resource extends further at depth.

●

Optimization of the lead flotation circuit should be investigated to improve the lead grade of the concentrate without compromising recoveries. It has been shown that up to 37% of the gold and 28% of the silver in feed could be recovered to a gravity concentrate, which could improve project economics and potentially eliminate the requirement for a pyrite flotation circuit. More test work will be required to demonstrate the viability of including a gravity circuit in the final process design. An overall cost benefit study of the pyrite flotation circuit should be undertaken.

●

The potential impact of metallurgical variability within the conceptual mining areas has not been demonstrated and more variability work may be required to ensure that projected grades and recoveries can be reasonably assumed to be consistently achievable over the life of the operation.

●

Detailed mass and water balances should be generated to confirm metal deportment throughout the processing circuit, process water requirements and, as necessary, water discharge requirements. Similarly, energy requirements for processing operations should be further evaluated.

●

Discussions with potential customers are recommended to better define likely concentrate payment terms. The discussions should be directed towards establishing provisional concentrate off-take agreements.

●

Undertake further work to identify and establish firm contracts for water supply either with a neighbouring mine or from an alternative source. Further understanding of the likely quantity of groundwater will be gained from a hydrogeological study; this together with catchment dams could be an alternative solution.

It is recommended that further work be carried out as part of a structured program that includes completion of a more detailed project feasibility study. The estimated cost of this program is $15.2M.

Other Properties

The Company also holds interests in various other early-stage exploration properties. The Company continues to evaluate other exploration opportunities both on currently owned properties and on new prospects.

DIVIDENDS

The Company has neither declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The Company will reevaluate this policy once the Juanicipio Project has achieved commercial production.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value, of which 102,852,604 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding as at March 24, 2023, the last business day immediately preceding the date of this AIF. All of the issued shares are fully paid and non-assessable.

2022 Annual Information Form

Common Shares

A holder of a Common Share is entitled to one vote for each Common Share held on all matters to be voted on by the Company’s shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the Company’s assets among the Company’s shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

Shareholder Rights Plan

On May 13, 2016, the Board approved a Shareholder Rights Plan (the “Rights Plan”) between the Company and Computershare Investor Services Inc., dated as of the same date. On June 15, 2016, the Rights Plan was approved by the shareholders of the Company at its annual and special meeting of shareholders, and by the TSX. On June 13, 2019, the shareholders of the Company reconfirmed and approved the Rights Plan, and on June 22, 2022, the shareholders of the Company approved an Amended and Restated Shareholder Rights Plan (the “Amended Rights Plan”), which will remain in full force and effect until the Company’s 2025 annual meeting of shareholders, being the third annual meeting of the shareholders following the June 22, 2022 meeting. A copy of the Amended Rights Plan may be obtained by request in writing to the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, or viewed in electronic format at www.sedar.com and at www.sec.gov.

MARKET FOR SECURITIES

Trading Price and Volume

The following table provides information as to the high and low prices of the Company’s Common Shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange

MONTH	HIGH (C$)	LOW (C$)	VOLUME
January 2022	21.36	16.74	4,185,185
February 2022	22.89	17.21	4,543,278
March 2022	25.16	18.91	8,054,672
April 2022	23.29	17.83	4,072,788
May 2022	20.19	15.75	4,494,552
June 2022	19.83	15.57	3,837,341
July 2022	18.13	13.60	4,005,316
August 2022	18.35	15.51	3,001,171
September 2022	18.02	14.56	4,894,910
October 2022	19.17	16.41	3,180,552
November 2022	21.50	17.46	3,679,280
December 2022	22.77	19.97	4,989,247

2022 Annual Information Form

New York Stock Exchange

MONTH	HIGH (US$)	LOW (US$)	VOLUME
January 2022	17.11	13.09	1,057,275
February 2022	17.85	13.57	865,765
March 2022	19.56	15.12	2,077,175
April 2022	18.47	13.89	888,205
May 2022	15.85	12.07	1,017,297
June 2022	15.72	12.10	1,682,324
July 2022	14.11	10.35	904,678
August 2022	14.32	11.83	886,023
September 2022	13.87	10.65	1,249,603
October 2022	14.01	11.94	851,303
November 2022	16.20	12.67	931,566
December 2022	16.78	14.62	809,682

Prior Sales

During the fiscal year ended December 31, 2022, the Company issued the following securities that are not listed or quoted on a marketplace:

Options

DATE OF ISSUANCE	NUMBER OF STOCK OPTIONS ISSUED	EXERCISE PRICE (C$)	REASON FOR ISSUANCE
06-Apr-22	120,898	$20.20	2022 option grant
19-May-22	100,000	$17.02	Incentive grant for new Company officer
09-Dec-22	9,191	$21.29	Ad hoc options

RSUs and PSUs

DATE OF ISSUANCE	NUMBER OF STOCK OPTIONS ISSUED	EXERCISE PRICE (C$)	REASON FOR ISSUANCE
06-Apr-22	39,577	$20.20	2022 RSU grant
06-Apr-22	79,156	$20.20	2022 PSU grant
19-May-22	25,000	$17.02	Incentive grant for new Company officer
19-May-22	5,000	$17.02	Ad hoc RSUs
22-Jun-22	10,958	$16.95	Ad hoc RSUs
09-Dec-22	4,109	$21.29	Ad hoc RSUs
09-Dec-22	8,219	$21.29	Ad hoc PSUs

2022 Annual Information Form

DSUs

DATE OF ISSUANCE	NUMBER OF DSUS ISSUED	DSU VALUE (C$)	REASON FOR ISSUANCE
04-Apr-2022	1,786	20.99	Quarterly grant (1 director)
04-Apr-2022	1,012	20.99	In lieu of directors’ cash fees
30-Jun-2022	1,306	16.27	In lieu of directors’ cash fees
30-Jun-2022	2,304	16.27	Quarterly grant (1 director)
30-Sep-2022	1,289	16.48	In lieu of directors’ cash fees
30-Sep-2022	15.925	16.48	Quarterly grant (7 directors)
31-Dec-2022	1,004	21.15	In lieu of directors’ cash fees
31-Dec-2022	12,411	21.15	Quarterly grant (7 directors)

Gatling Replacement Stock Options

DATE OF ISSUANCE	NUMBER OF STOCK OPTIONS ISSUED	EXERCISE PRICE (C$)	REASON FOR ISSUANCE
20-May-22	853	45.72
20-May-22	1,706	68.00
20-May-22	5,971	39.86
20-May-22	5,969	39.87
20-May-22	2,130	39.91
20-May-22	9,811	26.37
20-May-22	853	26.38
20-May-22	426	26.41	Replacement stock options granted in
20-May-22	4,264	25.80	connection with Gatling Acquisition
20-May-22	1,706	21.40
20-May-22	7,371	21.68
20-May-22	1,609	21.71
20-May-22	436	21.72
20-May-22	408	21.76
20-May-22	162	21.93

2022 Annual Information Form

Gatling Replacement Warrants

DATE OF ISSUANCE	NUMBER OF WARRANTS ISSUED	STRIKE PRICE (C$)	REASON FOR ISSUANCE
20-May-22	29,929	41.03
20-May-22	1,278	41.08
20-May-22	511	41.10
20-May-22	1,535	41.04
20-May-22	1,023	41.06
20-May-22	100	41.22	Replacement warrants granted in connection
20-May-22	42	41.67	with Gatling Acquisition
20-May-22	1,599	35.18
20-May-22	6,177	35.21
20-May-22	10,893	35.17
20-May-22	319	35.27
20-May-22	102	35.29

DIRECTORS AND OFFICERS

The following table summarizes the principal occupation of each director and officer of the Company for the preceding five years and the number of voting securities of the Company held by such individuals as at March 24, 2023, the last business day immediately preceding the date of this AIF.

NAME & POSITION(1)	PRINCIPAL OCCUPATION DURING THE PAST 5 YEARS	COMMON SHARES(7)
George N. Paspalas President & CEO, Director (since Oct 15, 2013) British Columbia, Canada	President, CEO and director of the Company	180,000
Peter D. Barnes (2)(4) Director (since Oct 5, 2012) Chair (since June 18, 2020) British Columbia, Canada	Director of the Company (Chair of the Board)	106,954
Daniel T. MacInnis (5)(6) Director (since Feb 1, 2005) British Columbia, Canada	Director of the Company; director and Chair of the board of Group Eleven Resources Corp.; Founder and President of MacXplore Consulting Services Ltd., a geological consulting company	149,668
Jill Leversage (2)(3)(4) Director (since Dec 22, 2014) British Columbia, Canada	Director of the Company, Aurinia Pharmaceuticals Inc., RE Royalties Ltd., the Insurance Corporation of British Columbia and the Vancouver Airport Authority; Former director of Partnerships British Columbia and the Capital Markets Authority Implementation Organization	14,300

2022 Annual Information Form

Selma Lussenburg (4)(5) Director (since Feb 1, 2020) Ontario, Canada	Director of the Company, Ontario Power Generation Inc. and the Muskoka Airport; Chair of the Ontario Government’s Internal Audit Justice Sectoral Advisory Committee; Canadian private sector member on the Canada-United States-Mexico Agreement (CUSMA) 13.22 Advisory Committee on the resolution of private commercial disputes; Former VP Governance, Corporate Safety & Security, General Counsel and Corporate Secretary of the Greater Toronto Airports Authority (Toronto Pearson International Airport)	4,250
Susan F. Mathieu (5)(6) Director (since Jan 13, 2021) Alberta, Canada	Director of the Company; Former VP Environment & Sustainability with NexGen Energy Ltd.	9,283
Tim Baker (3)(5)(6) Director (since March 31, 2021) British Columbia, Canada	Director of the Company, Triple Flag Precious Metals Corp. and RCF Acquisition Corp.; Former director of Golden Star Resources Ltd., Sherritt International Corporation, Antofagasta PLC and Rye Patch Gold (later Alio Gold)	8,100
Dale Peniuk (2)(3) Director (since August 3, 2021) British Columbia, Canada	Chartered Professional Accountant (CPA, CA); director of the Company, Lundin Mining Corporation, Argonaut Gold Inc. and Kuya Silver Corporation; Former director of Capstone Mining Corp. (now Capstone Copper Corp.)	1,000
Peter K. Megaw Chief Exploration Officer Arizona, USA	Chief Exploration Officer of the Company; President of IMDEX and Co-Founder of Cascabel, a geological consulting company	343,140
Fausto Di Trapani (8) Chief Financial Officer British Columbia, Canada	Chief Financial Officer of the Company; Former Chief Financial Officer of Galiano Gold Inc.	6,998
Jim Mallory Chief Sustainability Officer British Columbia, Canada	Chief Sustainability Officer of the Company; Former consultant for the Company’s ESG implementation plan; Former VP Corporate Sustainability of First Majestic Silver Corp.; Former VP Corporate Responsibility of Primero Mining Corp.	3,000
Jill Neff Corporate Secretary British Columbia, Canada	Corporate Secretary of the Company; Former Corporate Secretary of Sierra Metals Inc.	5,000
Michael J. Curlook Vice President, Investor Relations and Communications British Columbia, Canada	Vice President, Investor Relations & Communications of the Company	108,117

Notes:

(1)	Each director’s term of office expires at the next annual general meeting of shareholders of the Company.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation and Human Resources Committee.
(4)	Member of the Governance and Nomination Committee.
(5)	Member of the HSEC Committee.
(6)	Member of the Technical Committee.
(7)	Includes beneficial, direct and indirect shareholdings.
(8)	Mr. Di Trapani was appointed CFO of the Company effective May 20, 2022, replacing Mr. Larry Taddei, who resigned to pursue other opportunities.

2022 Annual Information Form

There are 102,852,604 Common Shares issued and outstanding as at March 24, 2023. As of March 24, 2023, directors and officers of the Company as a group own or control 939,810 Common Shares of the Company representing approximately 0.9% of its issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of the Company is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, or a shareholder holding sufficient number of securities of the Company to affect materially the control of the Company, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose his interest in the matter and abstain from voting for or against the approval of such participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of the Province of British Columbia and they shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Other than as disclosed under the heading “Interest of Management and Others in Material Transactions” below, the directors and officers of the Company are not aware of any such conflicts of interests.

2022 Annual Information Form

Code of Business Conduct and Ethics

The Company’s Code of Conduct applies to all of its directors, officers, employees, consultants and contractors. It includes provisions covering conflicts of interest; ethical conduct; compliance with applicable government laws, rules and regulations; and accountability for adherence to the Code of Conduct. For more information on the Code of Conduct, see “Code of Business Conduct and Ethics” in the “Description of the Business” section above.

The Code of Conduct is posted on the Company’s website at https://magsilver.com/corporate/governance/.

Audit Committee

The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements. In addition, the Audit Committee has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security and risk management. MAG’s risk register is reviewed regularly by management’s Enterprise Risk Advisory Committee (“ERAC”), which reports to the Audit Committee on a quarterly basis, and to the Board at least annually, or more frequently as requested.

For more information regarding the responsibilities of the Audit Committee, please see the Audit Committee Charter attached hereto as Schedule “A”. The Audit Committee Charter is also available on the Company’s website at https://magsilver.com/corporate/governance/.

Audit Committee Composition and Background

The Audit Committee is comprised of Dale Peniuk (Chair), Jill Leversage and Peter Barnes. All three members of the Audit Committee are (i) independent within the meaning of such term in National Instrument 52-110 - Audit Committees (“NI 52-110”), and (ii) financially literate under NI 52-110, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

●

Dale Peniuk, BCom, CPA, CA (Chair of the Audit Committee) – Mr. Peniuk is a Chartered Professional Accountant (CPA, CA) and corporate director. Mr. Peniuk currently serves on the Board and as Audit Committee Chair of Lundin Mining Corporation, Argonaut Gold Inc. and Kuya Silver Corporation, and has been on the board of directors and chair of the audit committees of numerous other Canadian public mining companies since 2006. Mr. Peniuk obtained his Bachelor of Commerce (Accounting and Management Information Systems) degree from the University of British Columbia in 1982 and his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia (now the Chartered Professional Accountants of British Columbia) in 1986, and spent more than 20 years with KPMG LLP Chartered Accountants and predecessor firms, the last 10 of which as an assurance partner with a focus on mining companies, including leading KPMG’s Vancouver office mining industry group.

●

Jill Leversage, FCPA, FCA, CBV – Ms. Leversage has over 30 years of experience in the financial advisory and services sector. She began her finance career at Burns Fry Ltd. and has held senior level positions at both RBC Capital Markets and TD Securities. Ms. Leversage currently serves on a number of public and government related boards including Aurinia Pharmaceuticals Inc., RE Royalty Ltd., Insurance Corporation of BC and the Vancouver Airport Authority. She is a Fellow of the Institute of Chartered Professional Accountants of BC, a CGIC / ICSA Accredited Director, and is also a Chartered Business Valuator (ret.) of the Canadian Institute of Chartered Business Valuators.

2022 Annual Information Form

●

Peter Barnes, FCPA, FCA, D.Sc (Econ), ICD.D – Mr. Barnes is Chair of the Board of MAG Silver Corp., and is a Fellow of the Institute of Chartered Professional Accountants of BC. Mr. Barnes co-founded Wheaton Precious Metals (formerly, Silver Wheaton Corp.) in 2004, and served as their CEO from 2006 to 2011. He is a member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011. Mr. Barnes is a CGIC / ICSA Accredited Director.

The Board has determined that each of the Audit Committee members is an “audit committee financial expert” within the meaning of the regulations promulgated by the SEC and an “independent director” as that term is defined by the rules contained in the NYSE American Company Guide.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions in Section 2.4, 3.2, 3.3(2), 3.4, 3.5 or 3.6 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 or on section 3.8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.

External Auditor Service Fees

For the fiscal years ended December 31, 2022 and December 31, 2021, the fees billed by the Company’s current external auditor, Deloitte LLP, are summarized below for each category:

	YEAR ENDED DECEMBER 31, 2022 (C$)	YEAR ENDED DECEMBER 31, 2021 (C$)
Audit Fees	389,000	333,882
Audit-Related Fees	4,073	0
Tax Fees	93,787	100,870
All Other Fees	0	0
Total	486,860	434,752

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, for the quarterly interim reviews of the Company’s unaudited consolidated financial statements, and for services that are normally provided by Deloitte LLP in connection with regulatory filings.

2022 Annual Information Form

Audit-Related Fees

The fees in 2022 include amounts with respect to the Company’s Canadian Public Accountability Board fees that are remitted by Deloitte LLP on behalf of the Company.

Tax Fees

Tax fees are those incurred for professional services rendered by Deloitte LLP for tax compliance, including the review of tax returns, tax planning and advisory services relating to common forms of domestic and international taxation, continued tax planning and advisory services on potential restructuring and spin-out projects, and services related to the Company’s transfer pricing report.

All Other Fees

There are no other fees to report under this category for professional services rendered by Deloitte LLP for the Company.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee of the Board is comprised of the following three directors, all of whom are independent: Tim Baker (Chair), Jill Leversage and Dale Peniuk. The primary purpose of the Compensation and Human Resources Committee is to assist the Board in carrying out its responsibilities with respect to:

a)	establishing guidelines and principles with respect to compensation and benefits provided by the Company to its employees;
b)	monitoring the Company’s significant strategies, programs and policies relating to compensation and human resources;
c)	leading the annual performance evaluation of the CEO and determining compensation for the CEO and other executive officers of the Company;
d)	overseeing the Company’s equity-based compensation plans;
e)	determining directors’ compensation; and
f)	reviewing succession plans with respect to the CEO and other executive officers of the Company.

The Compensation and Human Resources Committee Charter can be found on the Company website at https://magsilver.com/corporate/governance/.

Governance and Nomination Committee

The Governance and Nomination Committee is comprised of the following three directors, all of whom are independent: Jill Leversage (Chair), Peter Barnes and Selma Lussenburg. The primary objective of this committee is to assist the Board in carrying out its responsibilities with respect to:

a)	developing and implementing governance guidelines and principles, monitoring governance programs and policies, and providing governance leadership to the Company;
b)	reviewing the performance of the Board, Board committees and individual directors;
c)	assessing the size, composition and effectiveness of the Board, including the competencies, skills and other qualities that the Board should possess as a whole;
d)	establishing and leading the process for identifying and recruiting qualified individuals for Board and Board committee membership;
e)	reviewing and monitoring the processes for the orientation of new directors and the continuing education of existing directors; and
f)	overseeing the Company’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

2022 Annual Information Form

The Governance and Nomination Committee Charter can be found on the Company website at https://magsilver.com/corporate/governance/.

Health, Safety, Environment and Community Committee

The HSEC Committee is comprised of the following four directors, all of whom are independent: Selma Lussenburg (Chair), Daniel MacInnis, Susan Mathieu and Tim Baker. The primary objective of this committee is to assist the Board in its oversight of:

a)	the risks, challenges and opportunities to the Company’s business associated with health, safety, environmental and social responsibility (including human rights and community engagement) matters;
b)	the Company’s sustainability conduct, including health, safety, environmental and social responsibility policies and programs, and performance in such areas;
c)	the Company’s compliance with applicable legal and regulatory requirements associated with health, safety, environmental and human rights matters; and
d)	the Company’s external reporting in relation to health, safety, environmental and social responsibility matters.

The HSEC Committee Charter is available on the Company website at https://magsilver.com/corporate/governance/.

Technical Committee

The Technical Committee is comprised of the following three directors, all of whom are independent: Susan Mathieu (Chair), Tim Baker and Daniel MacInnis. The primary purpose of the Technical Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s operational performance and operating risks from a technical perspective. The Company’s operations include exploration and development projects, operating mines, projects in reclamation and projects being considered as acquisition targets.

The Technical Committee Charter is available on the Company website at
https://magsilver.com/corporate/governance/.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or contemplated legal proceedings to which the Company is a party or of which any of the Company’s properties is the subject.

As of December 31, 2022, the Company is not subject to:

(a)	any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2022; or
(b)	any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or
(c)	settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2022.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company, except as otherwise disclosed in this AIF and as follows:

2022 Annual Information Form

Dr. Peter Megaw, of Arizona, U.S.A., is the Chief Exploration Officer of the Company. He is remunerated through IMDEX as outlined below, with the exception of equity incentives (Options, RSUs and PSUs), which are granted directly to Dr. Megaw.

Dr. Megaw is also a principal of IMDEX and Cascabel. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals. A full impairment has been recognized on the Cinco de Mayo Property by the Company effective December 31, 2016. Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates.

The Company accrued or paid Cascabel and IMDEX the following fees in the three most recently completed financial years pursuant to the terms of a field services agreement between MAG and Cascabel and IMDEX (the “Field Services Agreement”):

YEAR ENDED DECEMBER 31, 2022	CASCABEL & IMDEX	IMDEX RELATED TO DR. MEGAW	US$ TOTAL
General consulting, marketing, investor relations	-	372,025	372,025
Exploration management, field costs and travel reimbursement	219,185	30,213	249,398
Total	219,185	402,238	621,423
YEAR ENDED DECEMBER 31, 2021
General consulting, marketing, investor relations	-	436,182	436,182
Exploration management, field costs and travel reimbursement	221,405	28,500	249,905
Total	221,405	464,682	686,087
YEAR ENDED DECEMBER 31, 2020
General consulting, marketing, investor relations	-	504,299	504,299
Exploration management, field costs and travel reimbursement	214,599	11,989	226,588
Total	214,599	516,288	730,887

Within the Field Services Agreement between the MAG and Cascabel/IMDEX, a ‘right of first refusal’ has been granted to MAG for any silver properties Cascabel/IMDEX may come across. As part of this agreement, Cascabel/IMDEX have agreed to grant MAG the right of first refusal to examine all silver properties currently in their control or brought to their attention by others. MAG, and solely at MAG’s discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to MAG. In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to MAG, a reasonably negotiated finder’s fee may be payable by MAG on any new property of merit.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its Common Shares is:

Computershare Investor Services Inc.

3rd floor – 510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

2022 Annual Information Form

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business of the Company, the only contracts material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company but still in effect, is the Shareholders’ Agreement dated October 10, 2005 between the Company, Peñoles and others relating to Minera Juanicipio. See “Economic Dependence” in “Description of the Business”, above.

INTERESTS OF EXPERTS

The Company’s technical reports, including the following listed reports are available on the SEDAR website at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

The Mineral Resource estimate and Preliminary Economic Assessment for the Juanicipio Project (as defined herein) in Zacatecas State, Mexico, which report was amended and restated on January 19, 2018 and re-titled “Juanicipio NI 43-101 Technical Report (Amended and Restated)” and filed on SEDAR on January 19, 2018, which is incorporated by reference herein, was prepared by and under the supervision of AMC and authored by Adrienne Ross, Ph.D., P.Geo., P.Geol., Gary Methven, P.Eng., Harald Muller, FAusIMM and Carl Kottmeier, P.Eng. This report replaced and supersedes the previously filed reports with respect to the Juanicipio Project.

To the knowledge of the Company, having made reasonable enquiry, none of the experts listed above, or any “designated professional” of such expert, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

The Company’s auditors, Deloitte LLP, have prepared the report of the independent registered public accounting firm attached to the Company’s audited consolidated financial statements for the most recent financial year end. Deloitte LLP is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s Common Shares and of options to purchase Common Shares and certain other matters, is contained in the Company’s information circular for the annual general and special meeting held on June 22, 2022.

Additional financial information is provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2022.

Copies of the above and additional information relating to the Company may be obtained on the Company’s website at www.magsilver.com; on the SEDAR website at www.sedar.com; on the SEC’s EDGAR website at www.sec.gov or by calling the Company’s investor relations personnel at 604-630-1399.

2022 Annual Information Form

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

1.	PURPOSE AND SCOPE

The Audit Committee (the “Committee”) of MAG Silver Corp. (the “Company”) is a committee of the Board of Directors (the “Board”). As delegated by the Board, the Committee shall attend to the responsibilities set out in this Charter.

2.	MEMBERSHIP

2.1	Number of Members

The Committee shall be composed of three or more members of the Board.

2.2	Independence of Members

Each member of the Committee shall be independent within the meaning of the provisions of National Instrument 52-110 – Audit Committees, as may be amended or replaced from time to time.

2.3	Term of Members

The Board will appoint members of the Committee in accordance with the Company’s articles, who shall serve until each such member’s successor is appointed or until such member’s resignation or removal.

2.4	Committee Chair

The Board shall designate one member of the Committee as the chair of the Committee (the “Committee Chair”). If a Committee Chair is not appointed by the Board, the members of the Committee may designate the Committee Chair by majority vote. The Committee Chair shall be responsible for overseeing the operations and affairs of the Committee as more fully specified below.

2.5	Financial Literacy of Members

At the time of their appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Further, at least one member of the Committee shall have experience as a chartered professional accountant (in Canada) or a certified public accountant (in the United States), chief financial officer or corporate controller of similar experience, or demonstrably meaningful experience overseeing such functions as a senior executive officer.

3.	MEETINGS

3.1	Frequency of Meetings

The Committee shall meet as often as the Committee considers appropriate to fulfill its responsibilities, but in any event at least once per fiscal quarter.

2022 Annual Information Form

3.2	Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

3.3	Calling of Meetings

The Committee Chair, any member of the Committee, the Company’s external auditors, the Chair of the Board, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Committee by notifying the Company’s Corporate Secretary who will notify the members of the Committee.

3.4	Meeting Agenda

For each Committee meeting, the Committee Chair shall develop and set the agenda, in consultation with the other members of the Committee, the Board, management and the Company’s external auditors, as necessary or appropriate. The agenda and other materials concerning the business to be conducted at the meeting shall, to the extent practicable, be communicated to the Committee members sufficiently in advance of each meeting to permit meaningful review.

3.5	Minutes and Reporting to the Board

The Corporate Secretary of the Company will act as secretary for meetings of the Committee. In the event that there is no Corporate Secretary, or she/he is not available, the Committee Chair will appoint a member of the Committee or other person, as appropriate, to act as secretary for the purposes of such meeting. Minutes will be recorded at each meeting and approved at the following Committee meeting. Following each Committee meeting, the Committee Chair will report to the Board on the issues considered by the Committee, any recommendations being made by the Committee for approval by the Board and on any actions taken by the Committee.

3.6	Attendance of Non-Members

The Company’s external auditors are entitled to receive notice of, to attend and be heard at each Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

3.7	Meetings Without Management and Executive Sessions

As part of each meeting of the Committee, the Committee shall hold an in-camera session, at which management and non-independent directors of the Board are not present, and the agenda for each Committee meeting will afford an opportunity for such a session.

The Committee shall also periodically meet separately, at unscheduled or regularly scheduled meetings or portions of meetings, in executive session or otherwise with each of the Company’s external auditor and management, as the Committee deems appropriate.

3.8	Access to Management and Books and Records

The Committee shall have free and unrestricted access at all times, either directly or through its duly appointed representatives, to the Company’s management and employees and the books and records of the Company.

4.	RESPONSIBILITIES

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the functions and responsibilities required of an audit committee by any exchange upon which securities of the Company are listed, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”) or as the Board otherwise deems necessary or appropriate.

2022 Annual Information Form

4.1	Financial Reports

General

The Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The Company’s external auditors are responsible for auditing the Company’s annual financial statements and for reviewing the Company’s unaudited interim financial statements.

Review of Annual Financial Reports

The Committee shall review the annual audited financial statements of the Company, the auditors’ report thereon, and the related management’s discussion and analysis of the Company’s financial condition and financial performance (“MD&A”) and earnings press release (“Earnings Release”). After completing its review, if advisable, the Committee shall approve and recommend the annual financial statements and the related MD&A and the financial information in the related Earnings Release for Board approval.

Review of Interim Financial Reports

The Committee shall review the interim financial statements of the Company, the auditors’ review report thereon, if any, and the related MD&A and Earnings Release. After completing its review, if advisable, the Committee shall approve and recommend the interim financial statements and the related MD&A and the financial information in the related Earnings Release for Board approval.

Review Considerations

In conducting its review of the financial-related annual filings and interim filings (as such terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings), the Committee shall, as the context requires:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;
(ii)

review the disclosures in the financial statements and MD&A, including, without limitation, disclosures with respect to internal controls over financial reporting and with respect to disclosure controls and procedures;

(iii)	review the audit report or interim review report prepared by the external auditors;
(iv)	discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the Company’s financial statements;
(v)

regularly review the Company’s critical accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	consider the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
(vii)	review management’s process for formulating sensitive accounting estimates and the reasonableness of these estimates;
(viii)	review significant recorded and unrecorded audit adjustments arising from the annual audit or interim review as provided by the external auditors;
(ix)

review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under applicable generally accepted accounting principles (“GAAP”);

2022 Annual Information Form

(x)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;
(xi)

inquire at least annually of both the Company’s management, accounting group and the Company’s auditors as to whether either has any concerns relative to the quality or aggressiveness of management’s accounting policies;

(xii)	review with the auditors alternative accounting treatments that have been discussed with management;
(xiii)	review with management any significant changes in GAAP, as well as emerging accounting and auditing issues, and their potential effects;
(xiv)	review with management matters that may have a material effect on the financial statements;
(xv)	review management’s report on the effectiveness of internal controls over financial reporting and on the effectiveness of disclosure controls and procedures;
(xvi)	review the factors identified by management as factors that may affect future financial results;
(xvii)	review results of the Company’s audit committee whistleblower hotline program; and
(xviii)

review any other matters related to the financial statements that are brought forward by the auditors, management or which are required to be communicated to the Committee under accounting policies, auditing standards or Applicable Requirements.

Other Financial Disclosures

The Committee is responsible for reviewing financial disclosure in a prospectus or other securities offering document of the Company, as well as press releases disclosing, or based upon, financial results of the Company and any other publicly disseminated material financial disclosure.

The Committee is responsible for ensuring that satisfactory procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assessing those procedures.

4.2	External Auditors

General

The Committee shall be directly responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work. When a change of auditors is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by applicable legal requirements and the planned steps for an orderly transition.

Nomination and Compensation

The Committee shall review and, if advisable, recommend for Board approval the Company’s external auditors to be nominated and the compensation of such external auditor. The Committee shall have ultimate authority to approve all audit engagement terms.

Resolution of Disagreements

The Committee shall assess the effectiveness of the working relationship of the Company’s external auditors with management and resolve any disagreements between management and the external auditors as to financial reporting matters brought to its attention.

2022 Annual Information Form

The Committee shall review all reportable events, including disagreements, unresolved issues and consultations with the Company’s auditors, whether or not there is to be a change of auditors, and receive and review all reports prepared by the auditors.

Discussions with Auditors

At least annually, the Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Committee.

Audit Plan

At least annually, the Committee shall review a summary of the auditors’ annual audit plan. The Committee shall consider and review with the auditors any material changes to the scope of the plan.

Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered professional accountants to which the auditors belong and other Applicable Requirements. The Committee shall take appropriate action to oversee the independence of the auditors.

Evaluation of Lead Partner

At least annually, the Committee shall review the qualifications and performance of the lead partner(s) of the auditors.

Requirement for Pre-Approval of Non-Audit Services

The Committee shall approve in advance any and all audit services and permissible non-audit services to be performed by the auditors for the Company or its subsidiary entities that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures, and adopt and implement policies or procedures for such pre-approval. The Committee shall consider the impact of such service and fees on the independence of the auditor. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any member of the Committee to whom this authority has been delegated must be presented to the full Committee at its next scheduled Committee meeting.

Approval of Hiring Policies

The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

Internal Audit Function

The Committee shall periodically review, assess, and consider the approval of the creation and the mandate, plan, budget and staffing of an internal audit department. The Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Committee shall review the appointment, performance and replacement of a senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for such internal audit function.

2022 Annual Information Form

Financial Executives

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Compensation and Human Resources Committee, as appropriate.

4.3	Internal Controls

General

The Committee shall review the Company’s system of internal controls.

Establishment, Review and Approval

The Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall periodically consider and review with management and the auditors:

(i)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;
(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;
(iv)

the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)

any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

4.4	Risk Management

The Committee shall review the Company’s principal financial, audit and accounting related risks, including information security and cyber risks, and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks. In this regard, the Committee shall receive reports from management on a quarterly basis, or more frequently as required, on the identification, assessment and management of such risks. The Committee shall report to the Board on a quarterly basis, or more frequently as required, with respect to the principal financial, audit and accounting related risks faced by the Company and the steps implemented by management to manage these risks. In addition, the Committee shall, in conjunction with the Company’s Enterprise Risk Advisory Committee (“ERAC”), perform a comprehensive review of the Company’s risk register on an annual basis, or more frequently as required.

4.5	Compliance with Legal and Regulatory Requirements

The Committee shall review any reports from the Company’s external legal counsel, Chief Financial Officer, Corporate Secretary and other management members on: (a) legal or compliance matters that may have a material impact on the Company; (b) the effectiveness of the Company’s compliance policies; and (c) any material communications received from regulators. The Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

2022 Annual Information Form

4.6	Whistleblower Procedures

The Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Any such complaints or concerns that are received shall be reviewed by the Committee and, if the Committee determines that the matter requires further investigation, it will direct the Committee Chair to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the Company’s external legal counsel to reach a satisfactory conclusion.

4.7	Audit Committee Disclosure

The Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

4.8	Delegation

The Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Committee deems appropriate.

5.	CONFLICTS OF INTEREST

The Committee shall review the Company’s policies relating to the avoidance of conflicts of interest and review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Board as may be necessary or desirable under the Applicable Requirements. The Committee shall consider the results of any review of these policies and procedures by the Company’s external auditors.

6.	OUTSIDE ADVISORS

The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties as described above, and may seek, retain and terminate accounting, legal, consulting or other expert advice from a source independent of management, at the expense of the Company, with notice to either the Chair of the Board, the Lead Director (if appointed) or the Chief Executive Officer of the Company, as deemed appropriate by the Committee. In furtherance of the foregoing, the Committee shall have the sole authority to retain and terminate, from a source independent of management, any such consultant or advisor to be used to assist in the evaluation of such matters and shall have the sole authority to approve the consultant or advisor’s fees and other retention terms.

7.	NO RIGHTS CREATED

This Charter is a statement of broad policies and is intended as a component of the flexible governance framework within which the committees of the Board assist the Board in directing the affairs of the Company. While it should be interpreted in the context of all Applicable Requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

8.	CHARTER REVIEW

The Committee shall review and assess the adequacy of this Charter annually, and recommend any revisions deemed appropriate to the Governance and Nomination Committee of the Board.

2022 Annual Information Form

SCHEDULE “B”
GLOSSARY

The following is a glossary of certain terms used in this AIF.

“2017 PEA” is the MAG Silver Juanicipio NI 43-101 Technical Report filed on December 18, 2017 with an Amended and Restated report filed on SEDAR on January 19, 2018, prepared by and under the supervision of AMC Mining Consultants (Canada) Ltd. and authored by A. Ross, Ph.D., P.Geo. (BC, AB) G. Methven, P.Eng. (BC) H. Muller, FAusIMM C. Kottmeier, P.Eng. (BC).

“2021 Offering” refers to the Company’s issuance of 2,691,000 Common Shares of the Company on a bought deal basis for gross proceeds of approximately US$46 million.

“2023 Offering” refers to the Company’s issuance of 2,735,000 Common Shares of the Company on a bought deal basis for gross proceeds of approximately US$40 million.

“Ag” is the elemental symbol for silver.

“AIF” is this Annual Information Form dated March [31], 2023.

“alteration” usually refers to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

“AMC” is AMC Mining Consultants (Canada) Ltd.

“Amended Rights Plan” is the amended and restated Shareholder Rights Plan of the Company approved by the Company’s shareholders on June 22, 2022.

“ATM Program” is the Company’s at-the-market equity program, announced on June 30, 2020.

“Au” is the elemental symbol for gold.

“Blackrock” is Blackrock Investment Management.

“Board” is the board of directors of the Company.

“calcite” refers to calcium carbonate mineral. It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.

“carbonate” refers to minerals which have the formula “X”CO3. Calcite is the most common carbonate mineral. Also rocks composed dominantly of carbonate minerals, such as calcite.

“Cascabel” is Minera Cascabel, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic.

“CFE” is Comisión Federal de Electricidad, a state-owned electrical company.

“CIM” is the Canadian Institute of Mining, Metallurgy and Petroleum.

“CIM Definition Standards” CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.

“Code of Conduct” the Company’s Code of Business Conduct and Ethics.

2022 Annual Information Form

“Common Shares” is the common shares without par value in the capital of the Company.

“Company”, “MAG” or “MAG Silver” is MAG Silver Corp., a company under the Business Corporations Act (British Columbia).

“concession” is a defined area for which mineral tenure has been granted by the Mexican Government for a period of 50 years to allow exploration and exploitation and may be renewed for another 50 years.

“conglomerate” is sedimentary rock composed of gravel and coarser fragments.

“COVID-19” refers to the novel coronavirus and variants thereof.

“Deer Trail Agreement” refers to the option agreement to consolidate and acquire 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah.

“Deer Trail Project” is the Deer Trail project described throughout this AIF.

“DSUs” are deferred share units.

“Ecological Standards” refers to the Mexican Official Norms regarding soil contamination (mainly with total petroleum hydrocarbons and heavy metals) and waste management.

“Environmental Laws” refers to Mexican federal, state and municipal laws and regulations, as well as international agreements related to the protection of the environment and natural resources including laws and regulations concerning water pollution, air pollution, noise pollution, hazardous substances and forest protection.

“Equipos Chaparral” is Equipos Chaparral, S.A. de C.V.

“ERAC” is the Enterprise Risk Advisory Committee.

“ERM Policy” is the Enterprise Risk Management Policy.

“ESG” refers to environmental, social and governance.

“ESTMA” is the Extractive Sector Transparency Measures Act (Canada).

“exploitation” is works aimed at preparation and development of the area comprised by the mineral deposit, as well as work aimed at detaching and extracting the minerals, products or substances existing therein.

“exploration” is works performed on land aimed at identifying deposits of minerals or substances, as well as quantifying and evaluating the economically utilizable Mineral Reserves they contain.

“Facility” is the fully underwritten US$40 million revolving credit facility pursuant to a binding commitment letter with the Bank of Montreal.

“fault” is a fracture in rock where there has been displacement of the two sides.

“Field Services Agreement” is the field services agreement between MAG, Cascabel and IMDEX.

“flow” is volcanic rock comprised of flow lava.

“Flow-Through Private Placement” refers to the Company’s bought deal private placement of 843,000 Common Shares issued on a flow-through basis under the Income Tax Act (Canada) for gross proceeds of approximately US$20 million.

2022 Annual Information Form

“Flow-Through Shares” refers to Common Shares of the Company issued on a flow-through basis under the Income Tax Act (Canada).

“fracture” refers to breaks in a rock, usually due to intensive folding or faulting.

“Fresnillo” is Fresnillo plc.

“g/t” refers to grams per tonne (34.2857 g/t = 1.0 troy ounce/ton).

“GAAP” refers to generally accepted accounting principles.

“Gatling” is Gatling Exploration Inc.

“Gatling Acquisition” refers to the court-approved plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which the Company acquired all of the issued and outstanding shares of Gatling.

“grade” refers to the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

“HSEC” is Health, Safety, Environment and Community.

“hydrothermal” refer to hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

“IFRS” is the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“ILO is International Labor Organization.

“IMDEX” is IMDEX Inc.

“intrusive” is a rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.

“Juanicipio Entities” means, collectively, Minera Juanicipio S.A. de C.V. and Equipos Chaparral, S.A. de C.V.

“Juanicipio Project” is the Juanicipio project described throughout this AIF.

“Lagartos” is Minera Los Lagartos, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“Larder Project” is the Larder project described throughout this AIF.

“magma” refers to molten rock formed within the crust or upper mantle of the earth.

“MD&A” refers management’s discussion and analysis of the Company’s financial condition and financial performance.

“Met-Mex” is Met-Mex Peñoles, S.A. de C.V.

“mill” refers to a facility for processing ore to concentrate and recover valuable minerals.

“Minera Juanicipio” is Minera Juanicipio, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principals of which are Fresnillo (56%) and the Company (44%).

2022 Annual Information Form

“Mineral Reserve” is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the Mineral Reserve determination. It is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization” usually implies minerals of value occurring in rocks.

“NI 43-101” is National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 52-110” is National Instrument 52-110 – Audit Committees.

“NSR” or “net smelter return royalty” refers to payment of a percentage of mining revenues after deducting applicable smelter charges.

“NYSE American” means the NYSE American, LLC.

“Official Closing Rate” is the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the exchange rate published by Banco de Mexico in the Official Journal of the Federation to settle liabilities denominated in foreign currency payable in Mexico, for conversion of Mexican pesos into United States dollars.

“Operator Services Agreement” refers to an agreement which will become effective upon initiation of commercial production whereby Fresnillo and its affiliates continue to operate the mine.

“Options” are stock options.

“ore” is a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

“outcrop” is an exposure of rock at the earth’s surface.

“oz” is the metric ounce.

“oz/t or opt” refers to troy ounces per ton.

“Peñoles” is Industrias Peñoles, S.A. de C.V.

“PFIC” is a Passive Foreign Investment Company.

“Preferred Shares” refers to an unlimited number of preferred shares without par value in the capital of the Company.

“PSUs” are performance share units.

“pyrite” is iron sulphide mineral.

2022 Annual Information Form

“Qualifying Expenditures” refers to eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures”, as such terms are defined in the Income Tax Act (Canada)

“quartz” refers to Si02, a common constituent of veins, especially those containing gold and silver mineralization.

“Reform” refers to the labour reform legislation on subcontracting and outsourcing in Mexico published on April 23, 2021.

“replacement” refers to the process whereby one mineral is chemically substituted by a later mineral.

“Rights Plan” the Company’s Shareholder Rights Plan dated as of May 13, 2016.

“RSUs” are restricted share units.

“SEC” is the Securities and Exchange Commission of the United States of America.

“SEC Modernization Rules” refers to the requirements of the SEC under subpart 1300 of Regulation S-K.

“Shareholders’ Agreement” is the shareholders’ agreement dated October 10, 2005 that governs Minera Juanicipio.

“silicification” refers to the replacement of the constituents of a rock by quartz.

“skarn” refers to the alteration of carbonate rocks near an intrusion dominated by garnet and pyroxene minerals.

“Sprott” refers to Sprott Inc.

“tailings” is the material rejected from a mill after recoverable valuable minerals have been extracted.

“tonne” or “t” is the metric ton = 1,000 kilograms or 1,000,000 grams.

“tpd” is tonnes per day.

“TSX” is the Toronto Stock Exchange.

“VAT” is an acronym for “Value Added Tax” which, in Mexico, is charged on all goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process. (In Mexico it is referred to as “IVA”.)

“veinlets” are small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.

“veins” refer to the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.